================================================================================


                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of March, 2003


                       Commission File Number: 001-14270


                             NORTEL INVERSORA S.A.
                (Translation of registrant's name into English)


                           Alicia Moreau de Justo 50
                                    Piso 11
                             C1107AAB-Buenos Aires
                                   Argentina
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]      Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes [_]              No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes [_]              No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes [_]              No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


================================================================================

                             NORTEL INVERSORA S.A.

                               TABLE OF CONTENTS

                                                                                        Sequential
                                                                                           Page
Item                                                                                      Number
----                                                                                    ----------
 1.  Telecom Argentina announces consolidated financial statements at December 31, 2002

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.


             CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2002, 2001 AND 2000

INDEX

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31, 2002
       1. General considerations
       2. Company activities (a)
       3. Summary comparative consolidated balance sheets
       4. Summary comparative consolidated statements of operations
       5. Fixed telephone service statistical data (in physical units) (a)
       6. Consolidated ratios
       7. Outlook (a)
            (a) Not covered by the auditor's report
CONSOLIDATED FINANCIAL STATEMENTS
     Consolidated balance sheets
     Consolidated statements of operations
     Consolidated statements of changes in shareholders' equity
     Consolidated statements of cash flows
     Notes to the Consolidated Financial Statements
     Exhibits A to I
AUDITOR'S REPORT
CORPORATE INFORMATION


$ : Argentine peso
US$ : U.S. dollar
$3.37 = US$1

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

          SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS
                              AT DECEMBER 31, 2002
   (Amounts in million of Argentine constant pesos or as expressly indicated)

1.   GENERAL CONSIDERATIONS

Telecom Argentina reached a consolidated net loss of 4,354 for the fiscal year ended December 31, 2002 ("FY 2002"). Comparatively, consolidated net income for the fiscal year ended December 31, 2001 ("FY 2001"), was 99.

EBITDA, gross profit/(loss), operating profit/(loss), and net income/(loss) for FY 2002 represented 47%, 28%, (5%) and (109%) of net sales, respectively; compared to 39%, 49%, 13% and 1%, respectively, for FY 2001.

The main factors that explained the Company's results were: a) the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of the Company to increase regulated tariffs after the "pesification" of such tariffs at the rate of US$1=$1 enforced by the Argentine Government, b) the effects of the inflation adjustment described below and c) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services), and the declines in both traffic and average revenue per user in the cellular business.

The Company has accounted for the effects of inflation adjustment adopted by Resolution No. 415/02 of the Comision Nacional de Valores ("CNV") for fiscal years beginning January 1, 2002. The Resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31, 2001. Therefore, the Company has restated the figures presented herein for comparative purposes, using an adjustment factor of 2.1821 which represents the wholesale rate of inflation of 2002. Accordingly, the figures corresponding to FY 2002 include the effects of the adoption of inflationary accounting.

Moreover, the Company is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by the current accounting professional rules, is disclosed in Note 18 "Relevant Additional Information" of these consolidated financial statements.

Additionally, the Professional Board of Economic Sciences of Buenos Aires ("CPCECABA") and the CNV issued new rules for valuation and disclosure that will be of mandatory application for the Telecom Group starting January 1, 2003. The new rules are aimed at leveling the accounting rules of Argentina with the International Accounting Standards. However, the Company has decided to begin applying the new rules as of this fiscal year in accordance with Resolution No. 434 of the CNV (see Note 4.1.c. of the consolidated financial statements).

         YEARS ENDED DECEMBER 31,                      2002          2001
                                                    -----------------------
         Net sales                                       3,983        7,004
         Cost of services provided                      (2,872)      (3,598)
                                                    -----------------------
         Gross profit                                    1,111        3,406
         Administrative expenses                          (279)        (537)
         Sales expenses                                 (1,034)      (1,970)
                                                    -----------------------
         Operating profit (Loss)                          (202)         899

                                        I

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

         Equity losses from related companies              (23)          (6)
         Depreciation of goodwill                          (10)         (18)
         Financial and holding results                  (5,263)        (503)
         Other expenses, net                              (175)        (129)
         Unusual losses                                      -          (33)
                                                    -----------------------
         Net income (loss) before income tax and
          minority interest                             (5,673)         210
         Income tax                                      1,294         (111)
         Minority interest                                  25            -
                                                    -----------------------
         Net income (loss)                              (4,354)          99
                                                    =======================
         Earnings per share (in pesos)                   (4.42)        0.10
                                                    =======================

                                       II

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

2.   COMPANY ACTIVITIES

..    CONSOLIDATED NET REVENUES

Consolidated net revenues for FY 2002 totaled 3,983, a decrease of 3,021 or 43%, compared to 7,004 for FY 2001 as a result of the inflation adjustment of the figures as of December 31, 2001 and the rates that were frozen after the "pesification" enforced by the Government. Non-adjusted by inflation revenues for FY 2002 would have reached 3,228, an increase of 18 or 1% compared to FY 2001 (3,210) mainly as a consequence of the increases in non-regulated services, as explained below.

In the basic telephony business, the main component of revenues, measured service, decreased by 769 or 43% to 1,012 during FY 2002 as compared to FY 2001 (1,781). Non-adjusted figures would have shown a decreased of 7 or 1% reaching
809. The decrease was evidenced both in revenues from local and domestic long distance as the rates were frozen after the "pesification" enforced by the Government and the deterioration of the macroeconomic conditions in the country that has had a negative impact on the number of customer lines.

Total traffic volume (Local and DLD) measured in minute decreased by 6% for FY 2002 when compared to FY 2001. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 10%, compared to FY 2001.

Monthly basic charges decreased by 572 or 47%, to 635 for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of 59 or 11% reaching 494 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower average number of lines in service of approximately 377,000 lines.

Revenues from supplementary services decreased by 123 or 50% to 121 for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of 17 or 15% reaching 95 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower number of subscribers to these services.

Revenues from installation fees paid by new customers decreased by 32 or 62% to 20 for FY 2002 as compared to FY 2001. Non-adjusted figures would have shown a decrease of 7 or 29% reaching 17 largely due to a lower number of lines connected (approximately 134,000 lines connected in FY 2002 as compared to 322,000 lines connected during FY 2001) partially compensated by a higher average installation price (P$120 to P$67 per line, denominated in current pesos).

Revenues from public telephony decreased by 184 or 49% to 191 for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of 20 or 12% reaching 152. The decrease was a consequence of the rates frozen after the "pesification" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during FY 2002 decreased by 46 or 26% to 131. Non-adjusted figures would have shown an increase of 23 or 28% reaching 104. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 1 or 2% to 40. Non-adjusted figures would have shown an increase of 13 or 68% reaching 32.

Regarding the international telephony business, during FY 2002 revenues decreased by 81 or 24% to 258 when compared to FY 2001. Non-adjusted

                                       III

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

figures would have shown an increase of 55 or 35% reaching 211 mainly due to the revenues generated by the subsidiary Telecom USA partially offset by the frozen rates and lower outgoing traffic above mentioned.

Revenues generated by the data transmission business totaled 365, representing a decrease of 207 or 36%. Non-adjusted figures would have shown an increase of 37 or 14% reaching 299, as a consequence of higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom's network. As of December 31, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

                                       IV

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Internet revenues decreased by 11 or 16% to 57 during FY 2002. Non-adjusted figures would have shown an increase of 15 or 48% reaching 46 mainly due to the increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000.

The revenues generated by the cellular business during FY 2002, decreased by 781 or 43% to 1,028 when compared to FY 2001. Non-adjusted figures would have shown an increase of 34 or 4% reaching 863.

Non-adjusted revenues of Telecom Personal in Argentina would have decreased by 81 or 11% to 687 when compared to FY 2001. The decrease was due to the lower average number of subscribers during the year, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to P$25 per customer per month for FY 2002, denominated in current pesos). The customer base reached as of December 31, 2002, approximately 850,000, 1,279,000 and 62,000 subscribers for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,191,000, an increase of approximately 55,000 customers, or 3%, as compared to December 31, 2001.

Nucleo, the subsidiary that provides cellular and PCS services in Paraguay, generated 176 in revenues during FY 2002 which are consolidated into the revenues of Telecom Personal. This represented an increase of 43 or 32%, as compared to FY 2001. Non-adjusted figures would have shown an increase of 115 or 189% reaching 176. The increase can be mainly attributed to exchange differences and the slight increase in the customer base. As of December 31, 2002, Nucleo had approximately 519,000 cellular and PCS customers, an increase of approximately 18,000 customers, or 3%, as compared to December 31, 2001.

In the directories edition business, revenues from our affiliated company Publicom decreased by 79. Non-adjusted figures would have decreased by 24 or 51% reaching 23 due to the sharp deterioration in the advertising market.

      YEARS ENDED DECEMBER 31,                                                         2002          2001
      ------------------------------------------------------------------------------------------------------
      NATIONAL BASIC TELEPHONE SERVICE
        Local measured service                                                             553           957
        DLD measured service                                                               459           824
        Monthly basic charges                                                              635         1,207
        Supplementary services (monthly charges)                                           121           244
        Installation fees                                                                   20            52
        Public telephones                                                                  191           375
        Interconnection fixed                                                              131           177
        Interconnection cellular                                                            40            41
        Lease of lines and circuits fixed                                                   20            48
        Lease of lines and circuits cellular                                                22            37
        Others                                                                              60           152
                                                                                   -------------------------
                                          Total National basic telephone service         2,252         4,114
                                                                                   -------------------------
      INTERNATIONAL TELEPHONE SERVICE
         Outgoing revenues                                                                 164           267
         Settlement revenues (net)                                                          94            72
                                                                                   -------------------------
                                           Total International telephone service           258           339
                                                                                   -------------------------
      DATA TRANSMISSION
         Terrestrial network                                                               101           148
         Lease of data circuits                                                             31            76
         Internet traffic                                                                  132           207
         International connectivity                                                         82            87
         Others                                                                             19            54
                                                                                   -------------------------
                                                         Total Data transmission           365           572
                                                                                   -------------------------
      INTERNET
         Internet monthly fee                                                               57            68
                                                                                   -------------------------
                                                                  Total Internet            57            68
                                                                                   -------------------------

                                        V

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

      YEARS ENDED DECEMBER 31,                                                         2002          2001
      ------------------------------------------------------------------------------------------------------
      CELLULAR TELEPHONY
      .    PERSONAL
        Monthly fee and measured service                                                   298           661
        Pre-paid card                                                                      147           231
        Calling Party Pays                                                                 281           535
        Others                                                                             126           249
                                                                                   -------------------------
                                                                                           852         1,676
                                                                                   -------------------------
      .    NUCLEO
        Monthly fee and measured service                                                    50            37
        Pre-paid card                                                                       28            17
        Calling Party Pays                                                                  82            70
        Others                                                                              16             9
                                                                                   -------------------------
                                                                                           176           133
                                                                                   -------------------------
                                                        Total cellular telephony         1,028         1,809
                                                                                   =========================
                                                       Total directories edition            23           102
                                                                                   =========================
      Total net sales in constant pesos                                                  3,983         7,004
                                                                                   =========================

..    OPERATING COSTS

The cost of services provided, administrative expenses, and selling expenses for FY 2002 decreased by 1,920 or 31% to 4,185 when compared to FY 2001 mainly as a result of the adjustment by inflation of figures as of December 31, 2001 and to cost reduction plans implemented by the Company.

Salaries and social security contributions decreased by 558 or 49% to 583 for FY 2002. Non-adjusted figures would have shown a decrease of 62 or 12% to 461 primarily due to the reduction in labor costs of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. Additionally, a reduction in headcount at Telecom Personal and Publicom was registered. The increase in headcount in the basic telephony activity reflects the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. As of December 31, 2002, the headcount totaled 13,515 as compared to 14,453 as of December 31, 2001.

Expenses related to taxes decreased by 147 or 35% to 274 for FY 2002. Non-adjusted figures would have increased taxes by 28 or 15% reaching 221, mainly as a result of re-classification of the tax on Bank Debits and Credits and the increase of turnover taxes and terrestrial taxes in certain jurisdictions.

Materials and supplies charges decreased by 161 or 46% to 186 for FY 2002. Non-adjusted figures would have shown a decrease of 16 or 10% reaching 143 mainly due to lower expenses associated with fewer lines installed and to lower maintenance of the basic telephony network. These effects were partially offset by higher costs for the maintenance of the submarine cable and hardware due to the high component of imported materials in these items. Additionally higher provisions for scrap materials were registered.

The allowance for doubtful accounts decreased by 375 or 67% to 188 for FY 2002. Non-adjusted figures would have shown a decrease of 131 or 51% reaching 127. The decrease was evident in the residential segments mainly due to the decrease in customer lines.

Interconnection costs decreased by 72 or 34% to 140 for FY 2002. Non-adjusted figures would have shown an increase of 15 or 15% reaching 112 mostly as a result of higher charges paid for local and long distance accesses, circuits rentals and termination charges for traffic related to 4004 services in the Internet business.

Service fees decreased by 99 or 46%, to 115 for FY 2002. Non-adjusted figures would have shown a decrease of 2 or 2% reaching 96 principally due to lower fees related to commercial, technical and other services

                                       VI

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

as part of the cost control measures adopted by the Telecom Group since the beginning of last year. Additionally, fees paid to the data base manager related to the pre-subscription process also decreased.

                                       VII

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Management fees decreased by 206 or 90%, to 23 for FY 2002. Non-adjusted figures would have shown a decrease of 92 or 88% reaching 13 as a result of a decrease in the management fee from 3% of net revenues to 1.25% for the period comprised between October 1(0), 2001 and March 31, 2002. Additionally, the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1(0), 2002, the accrual and the payment of the management fee has been suspended from such day and until the termination of the contract provided in its point 7.2. (October 2004).

Costs related to advertising decreased by 151 or 84% to 28 for FY 2002. Non-adjusted figures would have shown a decrease of 60 or 73% reaching 22. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control initiatives taken by the Company in line with the lower market requirements.

Cost of cellular handsets decreased by 101 or 89% to 12 for FY 2002. Non-adjusted figures would have shown a decrease of 42 or 81% reaching 10 mainly due to the lower number of cellular handsets sold.

Commissions paid to vendors and card sales decreased by 67 or 59% to 46 for FY 2002. Non-adjusted figures would have shown a decrease of 11 or 21% reaching 41 as consequence of the lower average commission paid per new cellular customer.

Other expenses decreased by 253 or 40% for FY 2002. Non-adjusted figures would have shown an increase of 18 or 6% reaching 304 mainly due to higher expenses related to satellite capacity rentals and higher costs related to insurance policies as a consequence of the impact that the increase of the foreign exchange rate had in these cost.

Depreciation of fixed asset increased by 288 or 17%, to 1,965 during FY 2002. The increase is related to the application of the wholesale adjustment factor to the level of fixed assets, the effects of capitalized foreign currency exchange differences originated by financial debt and to the amortization of the new assets incorporated into cellular and data transmission activities during FY 2001.

Finally, amortization of intangible assets decreased by 23 or 17% to 110 for FY 2002, due to lower charges related to the amortization of PCS licenses and exclusivity rights.

         YEARS ENDED DECEMBER 31,                      2002            2001
         --------------------------------------------------------------------
         Wages and social benefits                       583            1,141
         Taxes                                            97              188
         Turnover tax                                    131              233
         Taxes on bank debits and credits                 46                -
         Materials and supplies                          186              347
         Transport and freight                            39               96
         Bad debts expense                               188              563
         Interconnection costs                           140              212
         Settlement outgoing expenses                    102               70
         Lease of circuits                                41               68
         Fees for debt restructuring process              18                -
         Fees and counsel services                        16               37
         Repayment for services                           81              177
         Management fees                                  23              229
         Advertising                                      28              179
         Cost of cellular handsets                        12              113
         Agent commissions and card sales                 46              113
         Other                                           333              529
                                                    -------------------------
           Subtotal                                    2,110            4,295
         Depreciation of fixed assets                  1,965            1,677
         Amortization of intangibles assets              110              133
                                                    -------------------------
         Operating costs                               4,185            6,105
                                                    =========================

                                      VIII

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    FINANCIAL AND HOLDING RESULTS

The loss resulting from financial and holding results increased by 4,760 to 5,263 for FY 2002 as compared to the loss of 503 in FY 2001. This increase can be largely attributed to a loss of 3,777 from currency exchange differences from the Peso devaluation which affected the company's net foreign currency monetary position which was only partially offset by the higher capitalized foreign currency exchange differences by debt for fixed assets acquisitions of 854. Furthermore, the interest on foreign currency liabilities increased by 249 due to the continuing deterioration of the value of the peso. Lastly, a loss of 1,138 was registered for the inflation effect on monetary assets and liabilities.

..    OTHER EXPENSES, NET

Increased by 46 or 36% to 175 FY 2002 compared to FY 2001. The increase was mainly due to higher reserves for lawsuits and contingencies and the write-off of cellular handsets given in lease without charge ("comodato"). Additionally higher severance and termination charges were registered.

..    STATEMENTS OF CASH FLOW (NON-ADJUSTED FIGURES)

Cash flow from operating activities for FY 2002 increased by 490, mainly due to lower outflows as a result of costs reductions taken by the Company.

Meanwhile, cash flow applied to investing activities for FY 2002 decreased by 465 as compared to 2001 as a result of lower incorporation of fixed and intangibles assets.

Funds allocated to financing activities decreased by 260 for the period as a result of lower debt proceeds, payments and dividends. For the FY 2001 the Annual Shareholders Meeting approved the non-distribution of dividends.

..    NET, FINANCIAL DEBT

Net, financial debt increased by 6,746 or 225% to 9,744 for FY 2002 compared to FY 2001 (2,998 non-adjusted figures), mainly as a result of the impact that the increase of the foreign exchange rate had in the financial debt, partially offset by the increase in financial assets as a consequence of the higher cash generated and the suspension of the principal and interest payments of the financial debt.

..    INVESTMENT PLAN

Telecom has invested 20,644 in fixed assets, since the start of operations on November 8, 1990, of which 236 (175 million in current pesos) corresponds to FY 2002 and derived mainly from commitments undertaken during the previous year.

Of the total amount invested for the period, 172 or 73% corresponds to basic telephony, data transmission and Internet (outside plant 16%, switching 13%, transmission 32%, information systems 30%, infrastructure 3% and others 6%) and 27% or 64 to cellular telephony and directories edition.

..    RECENT DEVELOPMENTS

APPOINTMENT OF NEW CHAIRMAN AND CHANGES IN THE BOARD OF DIRECTORS

On November 18, 2002, the Company announced that the resignation of Mr. Juan Carlos Masjoan to the position of Chairman of the Company, submitted on September 20, 2002, became effective.

                                       IX

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

On the same day, the Board of Directors of Telecom Argentina, Telecom Personal and Publicom accepted the resignation submitted by the Company's Vice-Chairman, Mr. Franco Bertone and the resignations submitted on November 15, 2002 by the Alternate Directors, Messrs. Antonio Porro and Luca Minzolini. In all cases, the resignations were based on reasons of professional nature.

The Supervisory Committee appointed as Directors, in replacement for Mr. Masjoan and Mr. Bertone, Mr. Amadeo Vazquez and Mr. Alberto Messano and as Alternate Directors, in replacement of Mr. Porro and Mr. Minzolini, Mr. Carlos Eduardo Monte Alegre Toro and Mr. Marco Girardi.

                                        X

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The Board of Directors in addition and in anticipation to the incorporation of the new directors has appointed Mr. Amadeo Vazquez to act as non-executive Chairman and "independent director" and Mr. Alberto Messano to act as Vice-Chairman.

DEBT RESTRUCTURING PROCESS
On February 12, 2003, Telecom Argentina and its subsidiary Telecom Personal announced their intention to launch cash tender offers for a portion of their financial debt obligations (including banks and bondholders) and to make partial interest payments on their financial debt obligations. Telecom Argentina and Telecom Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations using cash of up to the equivalent of US$260 million and US$45 million, respectively. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the companies' debt obligations as of June 24, 2002.

The companies have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002.

The timing and launch of the tender offers are subject to obtaining the necessary approvals or authorizations from both the tender offers and the partial interest payments.

The tender offers and the partial interest payments are the first steps of the companies' plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

CALLING PARTY PAYS (CPP)
On January 24, 2003 the Secretariat of Communications through Resolution No. 48/03 established the reference prices for termination of calls in the fixed-to-cellular CPP modality. The prices were set at P$0.335 per minute for peak hours and P$0.22 per minute in non-peak hours (representing an increase of 8% and 10%, respectively).

CALL BY CALL SELECTION FOR LONG DISTANCE SERVICES
On February 6, 2003 the Ministry of Economy through Resolution No. 75/03 established a deadline of 120 days for the implementation of the call by call selection for long distance services. Some claims and contests to the previous Rules for the call by call selection service (enforced through Resolution No. 613/01 dated December 28, 2001) that were presented by certain providers were taken into account.

The system allows customers to dial in each call the access code 17 (for Domestic Long Distance calls) or 18 (for International Long Distance calls) together with the three digits for identification (PQR) where by the selected carrier is chosen.

TRANSFER OF THE TAX ON DEBITS AND CREDITS ON BANK ACCOUNTS AND OTHER
TRANSACTIONS
On February 6, 2003 the Ministry of Economy issued Resolution No. 72/03 that approves the method for calculation for the above mentioned tax that will be applicable to the amounts paid to the Government as of the publication of the resolution.

                                       XI

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The incidence of the tax should be shown in the customer's bills under the identification "Tax on debits and credits on bank accounts and other transactions"- Law No. 25413. The CNC will apply the methodology established in the resolution to verify its application.

INTERNET ACCESS IN THE INTERIOR OF THE COUNTRY THROUGH THE NUMBER "0611"
On February 7, 2003, the Secretariat of Communications through Resolution No. 75/03 approved Telecom Argentina's proposal to give Internet access to cities in the interior of the country through the prefix number "0611".

This number allows customers located at a distance of 30 to 35 kilometers from the cities where the number "0610" is available, to access Internet paying only for a local call.

                                       XII

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Within 30 days since the publication of the resolution the fixed telephony providers interested in implementing the system should present to the CNC a list of the cities where the number "0610" is available today. These cities will be named heads for the number "0611" service. The providers should also present a list of the towns were they will offer the service and a schedule stating when the "0611" service will be available in each town.

3.   SUMMARY COMPARATIVE CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                               -----------------------------------------------------------
                                                                   2002         2001         2000         1999      1998
                                                               -----------------------------------------------------------
Current assets                                                      2,092        2,631        3,103        3,033     2,566
Non current assets                                                 10,755       11,821       12,511       12,335    10,915
                                                               -----------------------------------------------------------
Total assets                                                       12,847       14,452       15,614       15,368    13,481
                                                               ===========================================================
Current liabilities                                                11,656        3,982        3,792        4,480     2,488
Non current liabilities                                               343        5,279        6,266        5,397     5,516
                                                               -----------------------------------------------------------
Total liabilities                                                  11,999        9,261       10,058        9,877     8,004
                                                               -----------------------------------------------------------
Minority interest                                                       1           26           26           28        35
Temporary differences from translation                                 36            -            -            -         -
Shareholders' equity                                                  811        5,165        5,530        5,463     5,442
                                                               -----------------------------------------------------------
Total liabilities, minority interest, temporary differences
 from translation  and shareholders' equity                        12,847       14,452       15,614       15,368    13,481
                                                               ===========================================================

4.   SUMMARY COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FOR THE YEARS/TWELVE MONTH PERIODS ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                  2002         2001        2000 (*)     1999 (*)     1998 (*)
                                                              --------------------------------------------------------------
Net sales                                                          3,983        7,004        7,349        7,282        7,394
Operating costs                                                   (4,185)      (6,105)      (6,151)      (5,709)      (5,600)
                                                              --------------------------------------------------------------
Operating profit (loss)                                             (202)         899        1,198        1,573        1,794
Equity losses from related companies                                 (23)          (6)          (2)           -            -
Depreciation of goodwill                                             (10)         (18)         (15)         (17)         (15)
Financial and holding results                                     (5,263)        (503)        (479)        (391)        (323)
Other expenses, net                                                 (175)        (129)        (105)        (142)        (175)
Unusual losses                                                         -          (33)           -            -            -
                                                              --------------------------------------------------------------
Net income (loss) before income tax and minority interest         (5,673)         210          597        1,023        1,281
Income tax                                                         1,294         (111)        (240)        (380)        (474)
Minority interest                                                     25            -            2            7            7
                                                              --------------------------------------------------------------
Net income (loss)                                                 (4,354)          99          359          650          814
                                                              ==============================================================
Earnings per share (in pesos)                                      (4.42)        0.10         0.36         0.66         0.83
                                                              ==============================================================

(*) The comparative figures for the twelve month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999.

The comparative figures for the twelve month period ended December 31, 1999 are the result of the addition of the figures corresponding to the three month period ended December 31, 1999 to the fiscal year ended September 30, 1999 and the deduction of the amounts corresponding to the three month period ended December 31, 1998.

The comparative figures for the twelve month period ended December 31, 1998 are the result of the addition of the figures corresponding to the three month period ended December 31, 1998 to the fiscal year ended September 30, 1998 and the deduction of the amounts corresponding to the three month period ended December 31, 1997.

The auditors that reviewed the financial statements used for the calculation of those comparative figures (December 31, 2000, 1999 and 1998, September 30, 2000, 1999 and 1998 and December 31, 1997) issued the reports in all cases without observations.

                                      XIII

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

5.   FIXED TELEPHONE SERVICE STATISTICAL DATA (IN PHYSICAL UNITS)

DECEMBER 31,               2002                 2001                 2000                     1999                 1998
                    -------------------------------------------------------------------------------------------------------------
                    ACCUMULATED  QUARTER  ACCUMULATED  QUARTER  ACCUMULATED  QUARTER  ACCUMULATED  QUARTER  ACCUMULATED  QUARTER
                    -------------------------------------------------------------------------------------------------------------
Installed lines       3,802,464       64    3,800,058    3,598    3,723,936   43,447    3,578,890    1,083    3,483,555   128,689
Lines replaced (a)    1,851,232        -    1,851,232        -    1,836,144   19,060    1,817,052      117    1,787,354    19,739
Lines in service
 (b)                  3,590,284  (19,846)   3,891,800     (429)   3,839,831   95,211    3,424,000    1,404    3,387,126    37,819
Customers lines       3,293,952  (16,390)   3,583,622   (3,057)   3,575,389   86,912    3,186,732  (14,944)   3,190,111    31,814
Public phones
 installed               79,812        -       82,176     (398)      80,036    1,298       75,507    4,100       59,487     1,555
Percentage of
 lines connected
 to digital
 exchanges                100.0        -        100.0        -        100.0        -        100.0        -        100.0         -
Lines in service
 per 100
 inhabitants (c)             19        -           21        -           21        1           19        -           19         -
Lines in service
 per employee               323        -          360      (19)         364      (18)         365       (4)         348        17
Investment in
 Fixed assets in
 million of pesos
 (a)                     20,644       20       20,408      271       19,382      404       17,398      474       15,214       410

a)   As from 11.8.90.
b) Includes Direct Inward Dialing numbers that do not occupy lines installed capacity.
c)   Corresponding to the northern region of Argentina.

6.   CONSOLIDATED RATIOS

                                             12.31.02        12.31.01      12.31.00      12.31.99     12.31.98
                                          -------------   -------------   -----------   -----------   ----------
Liquidity (1)                                      0.18            0.66          0.82          0.68         1.03
                                          -------------   -------------   -----------   -----------   ----------
Solvency (2)                                       0.07            0.56          0.55          0.56         0.68
                                          -------------   -------------   -----------   -----------   ----------
Locked up capital (3)                              0.84            0.82          0.80          0.80         0.81
                                          -------------   -------------   -----------   -----------   ----------
Pretax return on capital (4)                      (1.46)           0.02          0.07          0.12         0.16
                                          =============   =============   ===========   ===========   ==========

(1)  Current assets/Current liabilities.
(2) Shareholders' equity plus minority interest and temporary differences from translation/Total liabilities.
(3)  Non current assets/Total assets
(4)  Net income (loss)/Shareholders' equity average.

7.   OUTLOOK

The FY2002 was developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious depression. Additionally, the economic changes imposed by the National Government put the telecommunications industry in general and the Company in particular into a critical situation, affected by the "pesification" of the tariffs at the rate of US$1 =$1, among other matters.

As a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the above mentioned "pesification" of the tariffs and the timeframe defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, on April 2, 2002, the Company announced the suspension of principal payments on all Telecom Group's financial debt obligations. Afterwards, on June 24, 2002 the Board of Directors also announced the suspension of interest payments on all Telecom Group's financial debt obligations.

In this context, the Company has initiated conversations with its main financial creditors in order to find a definitive solution to its debt

                                       XIV

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

restructuring process. In this process, the Company announced its intention to launch cash tender offers for a portion of its financial debt obligations and to make partial interest payments on its financial debt obligations, subject to the obtainment of the necessary approvals or authorizations from both the tender offers and the partial interest payments. The tender offers and the partial interest payments are the first steps of the Company' plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

                                       XV

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

In this uncertain and critical context, Telecom works hard on reducing its cost structure and adapt it to the new environment. Likewise, the Company has significantly reduced its investment plan and has increased its efforts to generate a substantial reduction of its expenditures and more cash inflows. In addition, an early resolution of the tariff's structure renegotiation will be essential in order to revert the lower profitability shown in the present fiscal year.

However, the Company maintains and reinforces its mission of being the leading company in providing telecommunications solutions. In this way, Telecom works on the construction of the solid position as integrator, by unifying offer channels, converging operation of the clients and services and organizing synergy.

Telecom is still committed to the country and it is capable of facing successfully the challenge to continue growing in this highly complex environment.

                                                          Amadeo R. Vazquez
                                                             President

                                       XVI

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                    Alicia Moreau de Justo 50 - Buenos Aires

    FISCAL YEAR No. 14 beginning January 1, 2002 with comparative information for the year ended December 31, 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)

      CONSOLIDATED FINANCIAL STATEMENTS at December 31, 2002, 2001 and 2000

Principal Company activity: Telecommunication services and the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunication, and the performance of works and the provision of all types of services, including consultancy and security, related to telecommunications and telecomputing.

Dates of registration with the Public Commerce Registry:

By-laws: July 13, 1990
Last amendment to by-laws: May 29, 2002

Expiration of Company charter: July 13, 2089

Information about Company control is in Note 7 a.

                               CAPITAL COMPOSITION
                              AT DECEMBER 31, 2002

                                                                 REGISTERED,
                      CAPITAL STOCK                              AUTHORIZED,
                                                                 ISSUED AND
                                                                OUTSTANDING
Capital stock, $ 1 nominal value and one vote per share           (NOTE 9)
                                                              --------------
Class "A"                                                        502,034,299
Class "B"                                                        436,323,992
Class "C"                                                         46,022,687
                                                              --------------
Total                                                            984,380,978
                                                              ==============

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                  CONSOLIDATED BALANCE SHEETS (see Note 4.1.c)

                                                              In million of
                                                            Argentine constant
                                                          pesos (see Note 4.1.d)
AT DECEMBER 31,                                               2002        2001
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)                                        89          128
Investments (Note 5.b)                                        1,316          330
Trade accounts receivable (Note 5.c)                            596        1,479
Other receivables (Note 5.d)                                     76          633
Inventories (Note 5.e)                                           12           48
Other assets (Note 5.f)                                           3           13
                                                             -------------------
Total current assets                                          2,092        2,631
                                                             -------------------
NON-CURRENT ASSETS
Trade accounts receivable (Note 5.g)                              1            8
Other receivables (Note 5.h)                                    138          117
Investments (Exhibit C)                                          59          118
Fixed assets (Exhibit A)                                      9,618       10,535
Intangible assets (Exhibit B)                                   937        1,033
Goodwill (Note 5.i)                                               2           10
                                                             -------------------
Total non-current assets                                     10,755       11,821
                                                             -------------------
TOTAL ASSETS                                                 12,847       14,452
                                                             ===================
LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5.j)                                     391        1,071
Debt (Note 8)                                                11,053        2,533
Compensation and social benefits payable (Note 5.k)              61          133
Taxes payable (Note 5.l)                                        117          186
Other liabilities (Note 5.m)                                     25           45
Reserves (Exhibit E)                                              9           14
                                                             -------------------
Total current liabilities                                    11,656        3,982
                                                             -------------------
NON-CURRENT LIABILITIES
Accounts payable (Note 5.n)                                       -           24
Debt (Note 8)                                                   144        4,559
Compensation and social benefits payable (Note 5.o)              29           83
Taxes payable (Note 10)                                           -          454
Other liabilities (Note 5.p)                                     29           28
Reserves (Exhibit E)                                            141          131
                                                             -------------------
Total non-current liabilities                                   343        5,279
                                                             -------------------
TOTAL LIABILITIES                                            11,999        9,261
Minority interest                                                 1           26
Temporary differences from translation                           36            -
SHAREHOLDERS' EQUITY (according to Statement of changes)        811        5,165
                                                             -------------------
TOTAL LIABILITIES, MINORITY INTEREST, TEMPORARY DIFFERENCES
 FROM TRANSLATION AND SHAREHOLDERS' EQUITY                   12,847       14,452
                                                             ===================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

            Valerio Cavallo           Carlos Felices         Amadeo R.Vazquez
       Chief Financial Officer   Chief Executive Officer       President

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

        CONSOLIDATED STATEMENTS OF OPERATIONS (see Note 4.1.c and 4.1.e)

                                                                In million of Argentine constant pesos,
                                                                               except
                                                                  per share amounts (see Note 4.1.d)
YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                       2002              2001               2000
-------------------------------------------------------------------------------------------------------------
Net sales (Notes 5.q and 18)                                        3,983             7,004             7,349
Cost of services provided (Exhibit F)                              (2,872)           (3,598)           (3,655)
                                                                ---------------------------------------------
Gross profit                                                        1,111             3,406             3,694
Administrative expenses (Exhibit H)                                  (279)             (537)             (556)
Sales expenses (Exhibit H)                                         (1,034)           (1,970)           (1,940)
                                                                ---------------------------------------------
Operating profit (loss)                                              (202)              899             1,198
Equity losses from related companies (Note 5.r)                       (23)               (6)               (2)
Depreciation of goodwill (Note 5.s)                                   (10)              (18)              (15)
Financial and holding results (Note 5.t and 18)                    (5,263)             (503)             (479)
Other expenses, net (Note 5.u)                                       (175)             (129)             (105)
Unusual losses (Note 5.v)                                               -               (33)                -
                                                                ---------------------------------------------
Net income (loss) before income tax and minority interest          (5,673)              210               597
Income tax (Note 10)                                                1,294              (111)             (240)
Minority interest                                                      25                 -                 2
                                                                ---------------------------------------------
Net income (loss)                                                  (4,354)               99               359
                                                                =============================================
Net income (loss) per share (Note 4.1.j)                            (4.42)             0.10              0.36
                                                                =============================================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

           Valerio Cavallo           Carlos Felices        Amadeo R.Vazquez
       Chief Financial Officer   Chief Executive Officer      President

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
    For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.c and 4.1.e)
            (In million of Argentine constant pesos, except per share
                            amounts - see Note 4.1.d)

                                                 SHAREHOLDERS'
                                                 CONTRIBUTIONS                                 EARNINGS
                                           -------------------------------------------------------------------------
                                                                                     RESERVE
                                                     ADJUSTMENT                        FOR    UNAPPROPRIATED             TOTAL
                                            CAPITAL  TO CAPITAL           LEGAL       FUTURE     RETAINED           SHAREHOLDER'S
            CONCEPT                          STOCK      STOCK    TOTAL   RESERVE    DIVIDENDS    EARNINGS     TOTAL     EQUITY
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                     984        3,014  3,998       266          292            907   1,465        5,463
Adjustment to the results of previous
 years (see Note 4.1.c)                          -            -      -         -            -              -       -            -
                                           --------------------------------------------------------------------------------------
Adjusted balance at January 1, 2000            984        3,014  3,998       266          292            907   1,465        5,463
Board of Directors' Resolution
 of February 9, 2000:
  - Cash dividends (0.30 per share)              -            -      -         -         (292)             -    (292)        (292)
As approved by the Shareholders'
 Ordinary Meeting held on
 December 19, 2000:
   - Reserve for future dividends                -            -      -         -          388           (388)      -            -
   - Legal reserve                               -            -      -        31            -            (31)      -            -
Net income (see Note 4.1.c)                      -            -      -         -            -            359     359          359
                                           --------------------------------------------------------------------------------------
Balance at December 31, 2000                   984        3,014  3,998       297          388            847   1,532        5,530
Board of Directors' Resolution
 of January 17, 2001:
  - Cash dividends (0.39 per share)              -            -      -         -         (388)             -    (388)        (388)
As approved by the Shareholders'
 Ordinary Meeting held on April 24, 2001:
  - Legal reserve                                -            -      -       (26)           -             26       -            -
  - Cash dividends (0.08 per share)              -            -      -         -            -            (76)    (76)         (76)
Net income (see Note 4.1.c)                      -            -      -         -            -             99      99           99
                                           --------------------------------------------------------------------------------------
Balance at December 31, 2001                   984        3,014  3,998       271            -            896   1,167        5,165
As approved by the Shareholders'
 Ordinary Meeting held on April 24, 2002:
  - Legal reserve                                -            -      -         4            -             (4)      -            -
Net loss (see Note 4.1.c)                        -            -      -         -            -         (4,354) (4,354)      (4,354)
                                           --------------------------------------------------------------------------------------
Balance at December 31, 2002                   984        3,014  3,998       275            -         (3,462) (3,187)         811
                                           ======================================================================================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

           Valerio Cavallo           Carlos Felices        Amadeo R.Vazquez
       Chief Financial Officer   Chief Executive Officer      President

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

        CONSOLIDATED STATEMENTS OF CASH FLOWS (see Note 4.1.c and 4.1.e)

                                                                                        In million of Argentine
                                                                                                constant
                                                                                         pesos (see Note 4.1.d)
YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                           2002        2001      2000
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income                                                                              (4,354)        99       359
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
   Bad debts expense and allowances for other receivable                                   195        563       334
   Depreciation of fixed assets                                                          1,965      1,677     1,584
   Amortization of intangible assets                                                       110        133       116
   Equity losses from related companies                                                     23          6         2
   Depreciation of goodwill                                                                 10         18        15
   Temporary differences from translation on cash and banks                                  4          -         -
   Materials usage                                                                          47         65        81
   Fixed and intangible assets disposals                                                    54          7        24
   Reserves                                                                                100         39        46
   Interest and other financial expenses                                                 4,534        560       508
   Termination benefits                                                                      3        (13)      (17)
   Minority interest                                                                       (25)         -        (2)
   Income tax                                                                           (1,294)      (122)      (37)
   Net decrease (increase) in assets                                                       978       (214)     (441)
   Net decrease in liabilities                                                            (695)      (403)      (38)
                                                                                       ----------------------------
Total cash flows provided by operating activities                                        1,655      2,415     2,534
                                                                                       ----------------------------
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
   Acquisition of investments and related intangible assets                                  -          -       (15)
   Fixed asset acquisitions                                                               (387)    (1,148)   (1,501)
   Intangible asset acquisitions                                                           (24)      (253)     (298)
   Other investments not considered as cash or cash equivalents                            101         (7)      436
                                                                                       ----------------------------
Total cash flows used for investing activities                                            (310)    (1,408)   (1,378)
                                                                                       ----------------------------
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
   Debt proceeds                                                                            18      1,582     2,519
   Repayment of debt                                                                       (42)    (1,431)   (2,411)
   Payment of interest and related expenses                                               (443)      (957)     (710)
   Dividends paid                                                                            -       (464)     (292)
                                                                                       ----------------------------
Total cash flows used for financing activities                                            (467)    (1,270)     (894)
                                                                                       ----------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           878       (263)      262
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR/PERIOD                                  426        689       427
                                                                                       ----------------------------
CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END                                             1,304        426       689
                                                                                       ============================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.
Notes 6 and 18 provides additional information regarding the Consolidated statements of cash flows.

           Valerio Cavallo           Carlos Felices        Amadeo R.Vazquez
       Chief Financial Officer   Chief Executive Officer      President

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)
          For the fiscal years ended December 31, 2002 and 2001 and for the twelve month period ended December 31, 2000 (see Note 4.1.e)
        (Amounts in million of Argentine constant pesos, except per share amounts or as otherwise indicated - see Note 4.1.d)

                                      INDEX

     NOTE                                                 CONCEPT                                              PAGE
     ----                                                 -------                                              ----
                Glossary of terms                                                                                7
       1        Telecom Group operations                                                                         8
       2        Regulatory framework                                                                             8
       3        Devaluation of the peso and the conversion into pesos of the tariffs of public services:
                its impact on the economic and financial situation of Telecom Group                             12
       4        Bases of presentation and summary of significant accounting policies                            21
       5        Details of principal consolidated financial statements captions                                 29
       6        Supplementary consolidated cash flow information                                                31
       7        Transactions and balances with related companies and parties and controlling company as
                defined under Law No. 19550 Section 33                                                          33
       8        Debt                                                                                            35
       9        Capital stock                                                                                   39
      10        Income tax: adoption of the deferral method                                                     40
      11        Capital leases                                                                                  42
      12        Commitments and contingencies                                                                   42
      13        Renegotiation of contracts with the public administration                                       43
      14        Suspension of payments of financial debt of the Telecom Group                                   44
      15        Causes of mandatory reduction of capital stock                                                  46
      16        Consolidated information by business segment                                                    46
      17        Consolidated quarterly information (unaudited)                                                  50
      18        Relevant additional information                                                                 50
      19        Unconsolidated information                                                                      52
      20        Differences between Argentine and U.S.GAAP                                                      53
      21        Restrictions on unappropriated retained earnings                                                57
      22        Events subsequent to December 31, 2002                                                          58

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company's financial statements.

The Company/Telecom Argentina/Telecom                  Telecom Argentina Stet-France Telecom S.A.

Telecom Group/Group                                    Economic group formed by the Company and its controlled
                                                       companies.

ENTel                                                  Empresa Nacional de Telecomunicaciones, which had
                                                       provided public telecommunication services in Argentina
                                                       until its privatization.

SC                                                     The Argentine Secretary of Communications.

SBT                                                    Basic Telephone Services.

CNV                                                    The National Securities Commission.

Personal/Nucleo/Cable Insignia/Micro                   Correspond to the corporations controlled by Telecom or
Sistemas/                                              that were controlled or jointly controlled by Telecom as
Telecom Internet/Publicom/Latin American               defined under the  Argentine Corporation Law or that are
Nautilus/Multibrand/Nahuelsat/Internacional/           related parties.
Telintar/Soluciones

Telecom Argentina USA/Agroconnection                   Corresponds  to Telecom  Argentina  USA Inc. and to
                                                       Agroconnection Inc., a controlled and related companies
                                                       of Telecom,  respectively, as defined under the Argentine
                                                       Corporation Law.

CNC                                                    The Argentine National Communications Commission.

The Pliego                                             List of  Conditions  approved by Decree No.  62/90,  related to the privatization of ENTel.

STM                                                    Mobile Telephone Service.

SRMC                                                   Mobile Cellular Radiocommunication Service.

AMBA                                                   Metropolitan  Area Buenos Aires,  the area of the Federal  District and greater Buenos Aires.

PCS                                                    Personal  Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Nortel                                                 Nortel Inversora S.A. The controlling company of Telecom.

Telecom Italia/FCR/Operators                           Telecom   Italia  S.p.A.   and  France  Cables  et  Radio  S.A.  (a
                                                       controlled company by France Telecom S.A.),  jointly referred to as the Operators.

Telefonica                                             Telefonica de Argentina S.A.

SU                                                     Universal  Service:  the availability of SBT at an affordable price to all persons within a country or specified area.

IPC                                                    Consumer Price Index.

Price Cap                                              The application of annual reductions to the general level
                                                       of the Company's rates.

BCRA                                                   The Central Bank of the Argentine Republic.

SEC                                                    Securities and Exchange Commission of the USA.

CPCECABA                                               Professional  Board of  Economic  Sciences  of Ciudad
                                                       Autonoma  de Buenos Aires.

Constant pesos                                         Currency unit of the financial statements, that is,
                                                       constant Argentine pesos as of period-end, according to
                                                       FACPCE RT 6.

RT/FACPCE/Argentine GAAP                               Technical Resolutions issued by the Argentine Federation
                                                       of Professional Boards of Economic Sciences that is
                                                       generally accepted accounting principles of Argentina.

VPP                                                    Equity method.

IAS/IASC                                               International  Accounting  Standards  issued  by the  International
                                                       Accounting Standard Committee.

DGI                                                    The Argentine Tax Authority.

U.S.GAAP                                               Generally Accepted Accounting Principles in USA.

BCBA/NYSE                                              Buenos Aires and New York Stock Exchanges, respectively.

PPP                                                    Share Ownership Program.

EBITDA                                                 Earnings before Interest, Taxes, Depreciation and Amortization.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

OCI                                     Other Comprehensive Income

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 1 - TELECOM GROUP OPERATIONS

Telecom Argentina was formed as a result of the privatization of ENTel, which had provided public telecommunication services in Argentina.

The Company obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunication services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

The Company filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging the Company's filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and the Company remained qualified to provide SBT nationally.

Likewise, the Company merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, the Company expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

The Company achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at December 31, 2002 are as follows:

                                                        OWNERSHIP
                                                       BY TELECOM
                                                        IN CAPITAL     CONTROL IS
                                                        STOCK AND      THROUGH THE      DATE OF
        ACTIVITY                     SUBSIDIARY           VOTES         FOLLOWING    INCORPORATION
   -----------------------------------------------------------------------------------------------
   Cellular telephone      Personal                          99.99%                    07.06.94
    service                Nucleo                            67.50%      Personal      02.03.98
                           Cable Insignia (a)                75.00%      Personal      03.18.98
   -----------------------------------------------------------------------------------------------
   Data transmission       Micro Sistemas (a)                99.99%                    12.01.97
   -----------------------------------------------------------------------------------------------
   International
    telephone service      Telecom Argentina USA            100.00%                    09.12.00
   -----------------------------------------------------------------------------------------------
   Directories edition     Publicom                          99.99%                    06.11.92
   -----------------------------------------------------------------------------------------------

     (a)  Companies not operative at December 31, 2002.

NOTE 2 - REGULATORY FRAMEWORK

a)   REGULATORY BODIES AND PRACTICES

     The Company and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting the Company and the development of telecommunication regulations.

     Some of the more pertinent regulations are:

     . The Privatization Regulations, which regulate the process of privatization, including the Pliego,
     .    The Transfer Agreement,

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     . Telecommunication licenses granted to the Company and to subsidiaries that provide telecommunication services,
     . Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

b)   LICENSES HELD AT DECEMBER 31, 2002

     .   COMPANY LICENSES

     The Company holds licenses to provide the following services in Argentina for an indefinite period:
          .    Fixed local telephone service,
          .    Public telephone service,
          .    Long distance, both national and international,
          .    Point to point connections, both national and international,
          .    Telex, both national and international,
          .    Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater.
          .    Internet access.

     .   LICENSES OF SUBSIDIARIES

     Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

     Nucleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)   CAUSES OF REVOCATION OF LICENSES

     .   SBT LICENSE

     Some of the causes that could revoke the Company's license are:

     (i)   the interruption of all or a substantial part of licensed service;
     (ii) a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;
     (iii) any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.
     (iv) reduction of Nortel (see Note 7) ownership of the Company's capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by Nortel shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.
     (v) the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

     If the Company's license is revoked, Nortel must transfer its shares in the Company to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew the Company's license under conditions to be determined.

     .   STM LICENSE

     According to the STM Pliego, the following causes could revoke Personal's license:

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     (i)   repeated interruptions of the services described in the STM Pliego;
     (ii) a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;
     (iii) taxes constituted over the license;
     (iv)  creditors meeting or bankruptcy of Personal;
     (v) the liquidation or dissolution of Personal, without previous authorization of the CNC.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

d)   DECREE TO DEREGULATE TELECOMMUNICATION SERVICES

     Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

     .   GENERAL LICENSING REGULATION

     Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

     .   NATIONAL INTERCONNECTION REGULATION

     Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (the Company in the northern zone and Telefonica in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

     .   SU REGULATION

     Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a "play or pay" mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

     The SC repeated during this period the procedure of consulting over the Administration of the SU Fund and over the regulation of the contribution to the Fund. The Company replied once more that, beyond the specific intention of the procedure of consulting, it is highly necessary to compensate the social benefits programs that are currently being rendered, retroactively from the end of the exclusivity period.

     Later, the SC determined a work group which main purpose is the analysis of the "Hybrid Cost Proxy Model", in order to specify the SU costs. This group should expose its conclusions by the end of 1Q'03.

e) REGULATION FOR THE CALL BY CALL SELECTION OF THE PROVIDERS FOR LONG DISTANCE SERVICES

     On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved the rules for the call by call selection ("SPM") of the providers for long distance services.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     The call by call selection is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider's identification, in order to select the long distance provider which he prefers.

     Subsequently, and considering the claims submitted against Resolution No. 613/01 by several carriers, the Ministry of Economy issued Resolution No. 75/03, introducing several changes to the Regulations. The main changes were as follows: long distance carriers' freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     As regards implementation terms, Resolution No. 75/03 sets forth that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 running days since February 6, 2003.

f)   CPP FOR INTERNATIONAL CALLS

     In September 2002 the SC determined that overseas calls terminated in cellular telephones would pay for Calling Party Pays ("CPP") charges. In order to identify such calls, customers dialing from outside must add a prefix to the cellular number.

g)   RATE STRUCTURE

     On November 28, 1991, the Company and Telefonica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

     1) Rates, measured in basic units or "pulsos", are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

     2) Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

     Law No. 25561, of "Public Emergency law and reform of the exchange rate", effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company's tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

     .   RATE REBALANCING

     On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period, which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

     .   PRICE CAP

     On December 15, 1999, the "Rate Reduction Agreement between the Argentine government and Telecommunications Companies" was signed, establishing as of March 1, 2000, the following:

     . the reduction of monthly basic charges to commercial and government clients by 19.5%;
     . the application of discount plans for local measured service and for Internet service for residential domestic customers;
     . the computation of non collected income from the 110 service as payment in advance of future Price Caps.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     The Price Cap is an annually rate regulation system that includes increasing elements (such as the rate increments twice a year - April and October -) and reducing elements (such as the annually adjustments on the efficiency factor - November -).

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     On April 6, 2000, the Argentine government, Telefonica and the Company signed an agreement which established, for the application of the 2000 cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period November 2000/October 2001. The 6% reduction should be applied through the following:

     1. the application of discounts for monthly basic charges to commercial and government clients and discount plans for local measured service and for Internet service to residential domestic customers, in force since March 2000;
     2. the non application of the 110 service approved rate since January 2000 up to November 8, 2001;
     3. the non application of the restatement of the pulse rate considering the variation of the IPC of the United States of America as it should be applied in April and October 2000.

     The economic impact generated by 1. and 2. since January 2000 through November 2000 was discounted (considering a 12% annual rate) in three installments that would be each added to the 2000, 2001 and 2002 caps, respectively.

     If in November 2000 the 6% reduction would not be reached, the regulatory body would determine in which items of the Rate structure should be applied the discounts in order to reach the agreed reduction.

     At this date, the regulatory body has requested the Company all the information needed to audit the 2000 cap but the final opinion is still pending.

     In April 2001, the Argentine government, Telefonica and the Company signed an agreement which established, for the application of the 2001 cap, a 5.6% efficiency factor for the period November 2001/October 2002, with the following additional discounts:

     1. the non application of the 2001 pulse rate adjustments related to the variation of the IPC of the United States of America;
     2.   the second installment of the 2000 cap agreement mentioned above.

     The surplus should be applied as from November 8, 2001 but it is still pending because it was affected by a preliminary injunction stating not to carry out any tariff adjustments. The Company appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be null. Finally, Law No. 25561 of Public Emergency prohibited the tariff adjustments explicitly.

NOTE 3 - DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

By the end of December 2001, the seriousness of the social and economical argentine crisis produced a change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rua.

With the purpose of overcoming the crisis, on January 6, 2002, the National Congress issued Law No. 25561 of "Public Emergency and Foreign Exchange System Reform Act" which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of "Rearrangement of the financial system" and Decree No.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

260/02 of "Foreign Exchange System Reform Act" were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable at the date of issuance of these consolidated financial statements:

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

1.   TRANSACTIONS DUE IN FOREIGN CURRENCY

     On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

     The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts will be adjusted as from February 3, 2002 by a Stabilization Reference Coefficient ("CER") and interest rate with a cap stated by the BCRA.

     The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances will be adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

     The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

     Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

     On March 5, 2003, the Argentine Supreme Court of Justice rendered judgement in the case "Provincia de San Luis vs. Banco de la Nacion Argentina on summary proceedings to protect a constitutional rights" providing for the unconstitutionality of sections 2 and 12 of Decree No. 214/02 and, therefore, leaving without effect -for this case- U.S. dollars deposits pesification. It should be noted that this decision does not affect in any manner whatsoever the pesification of those debts in U.S. dollars not related to the financial system and, as at the date of issuance of these consolidated financial statements, the potential consequences to the financial entities' debtors are impossible to foretell.

2.   CONTRACTS WITH THE PUBLIC ADMINISTRATION

     US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1. Additional information is given in
     Note 13.

3.   DEFERRED DEDUCTION OF THE EXCHANGE RATE DIFFERENCE IN INCOME TAX

     Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002 (considering the exchange rate of US$1=$1.40 as established by Decree No. 2568/02), will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. The difference between the $1.40 rate and the exchange rate at year end will be entirely deducted for income tax purpose in fiscal year 2002.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

4.   RESTRICTION OF TRANSFERS OF FUNDS ABROAD

     According to Communication "A" 3471 of the BCRA (amended by Communication "A" 3878), the transfers to foreign countries for financial loans executed until August 8, 2003, inclusive, require a previous consent of the BCRA regardless of the manner of payment, save for some exceptions specially disclosed in the Communication. In this way, Communication "A" 3859 has removed, as from January 7, 2003, the existing limitations to the transfers abroad related to the payment of dividends or earnings, if these dividends or earnings are originated in financial statements authenticated by independent accountants.

     Likewise, Communication "A" 3709 of the BCRA excluded payment of principal and interest services of financial obligations abroad from the previous consent requirement, provided that:

     . financial debt has been restructured and judicially approved according to the provisions of the Law of Bankruptcy and Reorganization Proceedings;
     . the agreement attained with creditors pursuant to the majorities provided by said law implies refinancing of matured and outstanding debt at average terms pursuant to the agreement that shall not be shorter than four years, providing a grace period not shorter than two years for the payment of principal services;
     . interest services are paid quarterly or at longer terms and the annual interest rate agreed for the refinanced debt is not superior - effectively on an annual basis - to the equivalent of six month LIBOR plus 3%;
     . the above mentioned agreement provides for releases, discharges, capitalization or other similar measures that consider a reduction of the outstanding principal at the agreement execution date of, at least, 40% of its nominal value or 60% of said value in the case of capitalization;
     . the Foreign and Exchange Office has issued an acknowledgement of receipt of the information on the refinanced obligations.

     On the other hand, by virtue of Communication "A" 3843 (as amended by Communications "A" 3866 and "A" 3880) the following payments of principal and interest services abroad have been excluded from the BCRA's prior approval requirement :

     1. Principal payments of matured and not matured loans received from the non financial private sector when all the following requirements are complied with:
          1.1. Payments of principal installments are part of a refinancing agreed with the creditor as of December 26, 2002.
          1.2. Refinancing includes cash payments that do not exceed 10%, 5% six months after the agreement execution date and another 5% twelve months after such date.
          1.3. Refinancing of the outstanding principal payable in cash has an average life of at least five years more than the average life of the outstanding debt refinanced as of the agreement execution date, discounting payment in cash. When the operation includes matured installments, the increase of the renewed obligations average life shall be calculated considering the prior maturity-dates schedule, allocating the matured operations with maturity dates on the agreement execution date.
          1.4. Financial principal debts are:
          1.4.1. Corporate bonds, commercial paper and bonds.
          1.4.2. Syndicated loans with foreign banks.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

          1.4.3. Financial loans with foreign banks that do not have collateral backed by debtor's assets abroad, or collateral of individuals or corporations with domicile in Argentina.
          1.4.4. Financial loans contracted with foreign parent companies and subsidiaries.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

          The refinancing requirements set forth in items 1.1 and 1.3 will be considered fulfilled for the principal payments upon payment through the single and free foreign exchange market as of December 26, 2002 and prior to the principal service payment, of the new financial financing, in terms not inferior to five year average life for an amount not inferior to the amount of the debt being cancelled.

     2. Principal services of matured and not matured loans received from the non financial private sector not refinanced under the terms of the above item 1, in the case any of the following conditions applies:
          2.1. The amount paid by the original debtor of the financial debt partially or totally cancelled does not exceed an equivalent of US$300,000 on a monthly basis. 2.2. The principal payments being cancelled have already matured by December 31, 2002 and are financial debt that as of December 31, 2001, did not exceed the equivalent of US$1,000,000, computing all the matured and not yet matured installments payable as principal, provided that cancellation occurs prior to March 31, 2003.

     3. Financial interest payments to foreign creditors up to fifteen running days in advance before maturity date of each interest installment.

     Last, by way of Communication "A" 3872 (as amended by Communication "A"3880), the BCRA has provided that individuals and corporations of the private non financial sector may operate in the single and free exchange market for a period of sixty running days as of January 27, 2003, for an amount equivalent to up to 5% of the matured and outstanding principal debt as foreign securities and financial loans, with original maturity dates or refinancing not later than December 31, 2002 in relation to original debt prior to February 10, 2002 and outstanding or not refinanced to date, if the following conditions apply:

     a) The computable financial debt must be reported pursuant to the reporting regime provided by Communication A3602.
     b) Foreign currency purchased in the single and free exchange market will be allocated to the creation of a trust to be managed by a local banking entity acting as trustee. This requirement will be considered fulfilled as regards those purchases made not later than February 21, if funds are made available to the trust fund before February 28, 2003. Otherwise, the access and settlement of the funds through the single and free exchange market should be reported within the following ten working days.
     c) The beneficiary of the trust fund is the individual or corporation that creates it.
     d)   Each beneficiary may constitute only one trust fund.
     e) Trust funds may only be invested at market values in foreign assets that should be securities issued by foreign governments, foreign corporations stock listed internationally and not related with the beneficiary, parent company or comptroller, and/or in certificates deposited in foreign banks that shall not be internationally rated below "A" by any of the risk rating agencies registered with the BCRA. Foreign currency deposits in custody accounts with local banks will also be accepted. The beneficiary shall carry out investment options pursuant to the terms of the trust agreement.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     f) Profits and capital gains coming from these investments will form part of the trust.
     g)   Trust funds will only be released for the following purposes:
          a) for their admission and settlement in the local foreign exchange market with the BCRA's prior approval, and/or
          b) to be applied abroad in the cancellation of the beneficiary's external debt with respect to foreign securities and financial loans taken before February 10, 2002 restructured under the general guidelines issued by the BCRA or that have been specifically approved by it.
     In compliance of this communication, on February 27, 2003, Telecom executed a collateral trust agreement with Banco Societe Generale S.A., with a US$32,350,000 initial transfer.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    PRINCIPAL EFFECTS OF THE MEASURES ADOPTED BY THE NATIONAL GOVERNMENT OVER
     THE BUSINESS OF THE TELECOM GROUP

1.   RENEGOTIATION OF THE COMPANY'S TARIFFS

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, shall have a significant impact over the economic-financial equation of the Company and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar has affected the "natural hedge" mentioned in Note 4.1.f. This is so because the currency of the most significant revenues of the Company will be the peso, while the currencies in which the Company was financed from the enactment of the Convertibility Law were basically the US dollar and the Euro.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a) an initial impact, represented by the net debts in foreign currency at December 31, 2001 in foreign countries, which represented US$2,661 million approximately, for the Telecom Group; and

b) an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of the Company is being affected by the increase of the costs of certain imports of materials necessary for operations.

The management of the Company, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow the Company to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2.   DEVALUATION OF THE PESO

The devaluation of the Argentine peso had serious consequences on the economic and financial situation of Telecom Group, as follows:

..    a reduction of 84% of the Shareholders' equity of Telecom existing at the beginning of the fiscal year during the year ended December 31, 2002, considering the exchange relation at December 31, 2002 of US$1 = $3.37 and the basis for accounting described in point 4 below;
..    a financial impact that derived in the declaration of the Board of
     Directors of the suspension of principal and interest payments of the financial debt of the Company and its subsidiaries in Argentina (Note 14). The market value of the Company's corporate bonds is approximately 41% over their book value at December 31, 2002, while this ratio was approximately 68% and 95% at December 31, 2001 and 2000, respectively;
..    a decrease in Telecom's market capitalization of approximately 66% (US$437 and US$1,292 at December 31, 2002 and 2001, respectively) when compared to the ADR evolution at December 31, 2002 and at December 31, 2001 (US$2.22 and US$6.56, respectively).

From the beginning of the operations - November 8, 1990 - until December 31, 2001, the Company had accumulated net income of $5,495 million (in constant pesos as of December 31, 2002). The net loss for fiscal year 2002 reached the amount of $4,354 million and includes a

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

net loss for devaluation of $3,618 million, absorbing 79% of the accumulated net income.

A summary of the effects of the peso devaluation in the consolidated statement of operations of the Telecom Group is given as follows:

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                              STATEMENT
                                                     ESTIMATED                   OF        STATEMENT
                                                      RESULTS                 OPERATIONS      OF
                                                      WITHOUT     ESTIMATED       AT      OPERATIONS   VARIATION
                                                    DEVALUATION   EFFECT OF    12.31.02       AT         2002
                                                      EFFECTS    DEVALUATION   (3) = (1)   12.31.01     VS.2001
                                                      (1) (*)      (2) (**)      + (2)       (4)      (1) - (4)
                                                    --------------------------------------------------------------
Net sales                                                 3,907           76       3,983       7,004       (3,097)
Operating costs                                          (2,027)         (83)     (2,110)     (4,295)       2,268
                                                    --------------------------------------------------------------
EBITDA                                                    1,880           (7)      1,873       2,709         (829)
                                                    --------------------------------------------------------------
Amortization without capitalization                      (1,941)           -      (1,941)     (1,810)        (131)
Amortization of capitalized foreign currency
exchange differences                                          -         (134)       (134)          -            -
                                                    --------------------------------------------------------------
Operating profit (loss)                                     (61)        (141)       (202)        899         (960)
                                                    --------------------------------------------------------------
Equity losses from related companies                        (23)           -         (23)         (6)         (17)
Depreciation of goodwill                                    (10)           -         (10)        (18)           8
Financial and holding results generated by assets          (967)        (574)     (1,541)        119       (1,086)
Financial and holding results generated by
liabilities                                                 517       (5,196)     (4,679)       (725)       1,242
Interests/Capitalized   foreign  currency  exchange          66          891         957         103          (37)
differences
Other expenses, net                                        (175)           -        (175)       (129)         (46)
Unusual losses                                                -            -           -         (33)          33
                                                    --------------------------------------------------------------
Net income  (loss)  before  income tax and minority
interest                                                   (653)      (5,020)     (5,673)        210         (863)
                                                    --------------------------------------------------------------
Income tax                                                 (108)       1,402       1,294        (111)           3
Minority interest                                            25            -          25           -           25
                                                    --------------------------------------------------------------
Net income (loss)                                          (736)      (3,618)     (4,354)         99         (835)
                                                    --------------------------------------------------------------

(*) Corresponds to the operations realized by the Company in local and foreign currency (converted into pesos at the exchange rate of $1 = U$S1), restated in constant pesos of December 31, 2002.
(**) Corresponds to the higher estimated sales and costs in foreign currency, to the investments in foreign companies and to the foreign currency exchange differences and other financial results generated by foreign currency assets and liabilities, net of the effect of inflation and the tax effect, as a consequence of the devaluation of the Argentine peso.

3.   IMPACT OF THE CRISIS ON THE ECONOMIC AND FINANCIAL SITUATION OF THE GROUP

The macro-economic scenario where Telecom operated during this fiscal year was characterized by instability in the foreign exchange market and in inflation indexes as well as a strong contraction of activity levels (GDP fell by approximately 13.3%) especially during the first half of the year.

The financial system activities were deeply affected by "pesification" and deposits rescheduling measures implemented to solve the system's lack of liquidity. In addition, temporary restrictions were applied to transactions in foreign currencies with the purpose of controlling the exchange rate's evolution.

Actual devaluation enabled a record commercial surplus that, together with the reduction of the public and private sectors' financial payments abroad, contributed to redress the balance in the foreign exchange market.

As of the second semester of 2002, little by little the Argentine economy started to recover certain extremely basic macro-economic balances. The exchange rate gradually stabilized and, consequently, inflation rates dropped (Consumer prices index reached 30.5% in the first half of the year and 8% in the second; wholesale inflation reached 95.6% in the first half and 11.6% in the second).

The described crisis has negatively impacted in the Group's business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

..    reduction of 43% of the consolidated sales compared to fiscal year 2001, generated by a lower number of clients in fixed telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     pre payment cellular clients and the significant reduction of the advertisement in the directories edition business.
..    in October 2001 the Company started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 18% of the total collection of the Company for the fiscal year 2002.
..    the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $37 million and the increase of the employer's social security contributions by approximately $11 million (both non-adjusted figures).
..    as a summary of all the foregoing, the operating profit was reduced by
     $1,101 million compared to the fiscal year 2001, becoming a loss of $202 million or a 5.1% margin.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

4.   EFFECTS ON THE SIGNIFICANT ACCOUNTING ESTIMATIONS AT DECEMBER 31, 2002

The above mentioned facts have been taken into account by the management of the Company in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company has considered the following accounting criteria for the valuation of the assets and liabilities at December 31, 2002 and the quantification of certain significant estimations:

..    Criteria for the recognition of the devaluation effects of the peso:
     Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 398/02, that requires the capitalization of foreign currency exchange differences in some circumstances. The Company has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

..    Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government and CNV Resolution No. 415/02 reestablished the mechanism of accounting for inflation. The Company has applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the consolidated financial statements.

..    Valuation of the provincial public bonds: as part of the credit collection from the public sector, the Company has received bonds to cancel the credits for services rendered to the different provincial governments. The Company's intention has been to hold them until their maturity date for which, following Argentine GAAP and having the financial capacity to retain them, the Company has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to hold the provincial bonds until their maturity date, the management of the Company decided to value since December 31, 2001, the holding of these bonds at their estimated sales price.

     Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

     a) at its nominal value -without accruing any interests-: for the holding of bonds that the Company applies for their value and in the short term in order to cancel its tax and commercial liabilities. At December 31, 2002 the Group holds $5 million of bonds with these characteristics, which were included in Cash and Banks.
     b) at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At December 31, 2002 the Group holds $31 million of bonds with these characteristics, which were included

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

          in Cash and Banks. The results from holding these kind of bonds were a loss of $72 million, that are included in Financial and holding results in the Consolidated statement of operations.

..    Recoverability of trade accounts receivable with the public sector: the
     Company has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, the Company has optimized the compensation actions of the obligations -specially in tax matters- with the public sector. The financial loss that this delay produces has been considered in the Company's estimations.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in our country during the last year, added to the restrictive banking measures over the access and circulation of cash set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, the Company has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced as from 2Q'02 as a consequence of a purge of customer database performed in 1Q'02.

..    Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in our country shall depend on the renegotiation of each of these contracts. The management of the Company fit its estimations according to the advances of the negotiation process and the possible results.

..    Recoverability of fixed and intangible assets value: at December 31, 2002 the Telecom Group owns fixed and intangible assets (together "fixed assets") for a total of $10,555 million, equivalent to 82% of the total consolidated assets. As indicated in Note 4.2.h and 4.2.i, these assets have been depreciated based on their useful lives, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999 until the end of 2001.

     Considering the changes in the economic rules during the year 2002 and in particular the perspective of business in the telecommunications industry, Telecom's plans, as from fiscal year 2003, consider the reduction of the future investments without substantially affecting the quality of the services rendered. This decision might change the replacement policy of fixed assets, and consequently in the present depreciation rates. In order to obtain a conclusion about this matter, Telecom and Personal have initiated an integral study of the remaining useful lives of the fixed assets which results will be known during fiscal year 2003.

     The recoverable value of the fixed assets depends on the capacity to generate net cash flows sufficient to absorb the net book value during the periods it is estimated these assets will be useful for the Group.

     The management of the Company periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

     Notwithstanding the foregoing, the devaluation of the Argentine peso and the "pesificacion" of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At the date of issuance of these consolidated financial statements the economic and political

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of the Company's tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     Despite the already mentioned difficulties and considering section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of the Company have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of the Company in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic-financial projections include the satisfactory results of the Group's financial debt restructuring described in Note 14.

     Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of the Company's tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

..    Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method, the recoverability of tax credit carryforwards against future income must be evaluated and requires a careful analysis of their recoverability. The amount of the tax credit carryforwards at December 31, 2002 generated fundamentally by the devaluation of the Peso is approximately $2,241 million and its recoverability shall depend essentially on the results of the processes of renegotiation of the Company's tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of the Company has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as temporary differences and has recorded a deferred tax liability of $1,541 million. Additionally, the Group has recorded other temporary differences, that summed up to the amounts mentioned above, which result in a deferred tax credit at December 31, 2002 of approximately $573 million.

     The National Government, through Decree No. 2568/02 dated December 11, 2002, stated that net losses from exchange differences of assets and liabilities in foreign currency in existence up to January 6, 2002 must be determined considering the exchange rate of US$1=$1.40 and will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002. Consequently, the difference between the $1.40 rate and the exchange rate at year end ($3.37) must be entirely deducted for income tax purpose in fiscal year 2002.

     This Decree nullified the interpretation of the Company and its fiscal counsel, which considered that the whole exchange difference would be deferred in the period 2002 - 2006. As a consequence of this and considering the five year prescription period for tax loss carryforward, the probabilities to obtain enough taxable profits in the period 2002 - 2006 in order to use the tax credit carryforwards existing at December 31, 2002 and the deductible exchange differences for the next four fiscal years, have diminished. So, the management of the Company has decided to record a reserve at December 31, 2002, in addition to the existing reserve of Nucleo of $18 million, for the total net deferred tax credits of Telecom and Personal of $350 million and $192 million, respectively.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     Regarding the recoverability of tax credit on minimum presumed tax of $84 million, as the prescription period is ten years, the Board of Directors of Telecom estimates that its recoverability is probable based on the economic-financial projections.

..    Classification of debt: as some creditors have exercised their rights to accelerate the maturity of their debts as expressed in Note 14, the management of the Company has decided to disclose all its debt as current liabilities, except for the debt with the Titan financial trust, which has been refinanced as indicated in Note 8.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 4 - BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1. BASES OF PRESENTATION

The CPCECABA and the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC and they would take effect as from the Telecom Group's fiscal year beginning January 1, 2003.

As the Company's objective was always the adoption of accounting principles consistent with IAS and that conform closely to the U.S.GAAP, the management of the Company decided the early adoption of the new RT, in accordance with CNV Resolution No. 434. Additional information on the impact of these new standards on the Company's financial condition and the results of operations is given in
Note 4.1.c.

So, the Company's consolidated financial statements have been prepared in accordance with Argentine GAAP (RT 4, 5, 6, 8, 9, 14, 16, 17, 18 and 19 established by the FACPCE, modified by the CPCECABA and subsequently adopted by the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at December 31, 2002, 2001 and 2000 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

                                DECEMBER 31,
     --------------------------------------------------------------------
                2002                    2001                   2000
     --------------------------------------------------------------------
     Publicom                Publicom                Publicom
     Personal                Personal                Personal
     Micro Sistemas          Micro Sistemas          Micro Sistemas
     Telecom Argentina USA   Telecom Argentina USA   Telecom Internet (*)
     --------------------------------------------------------------------
     (*) Merged into the Company on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for December 31, 2002.

a)   FINANCIAL STATEMENTS USED FOR CONSOLIDATION

Financial statements at December 31, 2002, 2001 and 2000 and for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been used for the consolidation (see e below). Consequently, these periods coincide with those of the Company.

b)   FOREIGN CURRENCY TRANSLATION

The Group follows FACPCE RT 18 with the amendments introduced by the CPCECABA to translate the foreign corporations financial statements (Nucleo, Telecom Argentina USA, Latin American Nautilus and Intelsat

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Ltd.) into Argentine pesos for purposes of consolidation, total or in a line, considering that companies as companies non integrated.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

According to this RT, the investments in these companies have been valued at exchange rate at year-end.

Exchange rates differences resulting from the translation of those financial statements are included in the Company's consolidated balance sheet in Temporary differences from translation.

c)   EFFECT OF THE NEW ACCOUNTING STANDARDS IN THE CONSOLIDATED FINANCIAL
     STATEMENTS

The early adoption of the new accounting standards in accordance with CNV Resolution No. 434, resulted in changes of valuation and disclosure criteria that have been recorded by the Group as per the following detail:

..    CHANGES IN THE VALUATION CRITERIA OF ASSETS AND LIABILITIES

1. ACCOUNTING MEASUREMENT OF CERTAIN ASSETS AND LIABILITIES AT THEIR CURRENT VALUE. RT 16, which establishes the notions of professional accounting standards, includes as one of the measurement criteria, the use of the discounted amount of the net cash flow to be received and disbursed for assets and liabilities, respectively, (current value). As a result, RT 17 provides as general criteria the accounting measurement of certain assets and liabilities in currency based on the calculation of its current value, using the internal rate of return determined at the time of measurement, except the company intends and finds it feasible to dispose of its assets or advance payment of its liabilities.

2. LOANS ARISING FROM REFINANCING. RT 17 establishes that when an arms' length debt is replaced with another one, the terms of which are substantially different from the original ones, the pre-existing account will be written off and a new debt will be acknowledged, the accounting measurement of which shall be made based on the best possible estimate of the sum payable, discounted using a rate evidencing the market assessments on the time value of money and the specific risks of the debt. In addition, the standard provides, without admitting any evidence to the contrary, that the terms are substantially different if the discounted value of the new debt differs at least by ten percent from the discounted value of the refinanced debt. In such regard, as stated in Note 8, the agreements entered into during FY 2002 by the TITAN Financial Trust are a refinancing subject to the new accounting standards, so that Personal wrote off its existing debt and acknowledged a new debt, pursuant to the new agreement entered into, at its current value, by using a discount rate of 12% p.a. in US dollars.

3. DERIVATIVE FINANCIAL INSTRUMENTS. RT 20 establishes the particular valuation and exposure criteria for derivative instruments and hedging transactions. As per this standard, hedging derivative instruments must be acknowledged in financial statements as assets or liabilities at their current values as of the measurement date. In the case of a derivative instrument to protect cash flow risks, the change in its current value is charged, as per the CPCECABA's amendment, to a specific account called "Temporary measurement differences of derivative instruments determined as an effective hedge" included in the balance sheet and which shall be reclassified as period income when assets or liabilities subject matter of the hedge have an impact on such period's income. Instead, in the case of a derivative instrument to protect the risks of changes in the current value, changes in the current value are directly charged to period income. In both cases, the non-cash

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     portion of derivative financial instruments is directly charged to period income when such event is known. As of December 31, 2002, the application of this standard to Telecom did not give rise to any accounting effect for there were no current derivative instrument existing as of such date and comparative figures were not adequate since the transition standard establishes the non-correction of accounting balances of years prior to the first year of application.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

4. TEMPORARY DIFFERENCES FROM TRANSLATION. RT 18 amended by CPCECABA establishes that the exchange differences arising from translation of financial statements in foreign currency shall be exposed as an additional chapter between liabilities and the stockholders' equity called "Temporary differences from translation" instead of their being acknowledged as period income.

5. PCS LICENSE. RT 17 amended by CPCECABA in item 5.13.3 establishes that if the useful life of an intangible asset is undefined, its depreciation may not be necessary, subject to comparisons of the accounting residuary value and its recoverable values. Therefore, the management of the Company decided to suspend the systematic depreciation of the PCS license as from year 2002 considering that the accounting residuary value of such license does not exceed its recoverable value at the closing of the accounting period.

..    CHANGES IN DISCLOSURE CRITERIA

1. RECLASSIFICATION OF COSTS INCLUDED IN NET SALES. RT 19 establishes that only reimbursements and allowances may be deducted from sales and not direct taxes. Therefore, turnover taxes and other costs directly associated with sales were reclassified at operating costs.

2. GOODWILL. RT 19 provides for the breakdown of the goodwill in a specific caption within the balance sheet separating it from the Intangible Assets caption. Depreciation of the caption shall be set forth in the consolidated statement of operations as Depreciation of goodwill. In previous years/twelve month periods, the Company included it within Equity losses from related companies.

The adoption of these new valuation and disclosure criteria resulted in the following impact for the year ended December 31, 2002 and in a retroactive adjustment for the comparative figures, as follows:

                                                                         YEARS/TWELVE MONTH PERIODS ENDED
                                                               -------------------------------------------------------
                                                                 12.31.02       12.31.01       12.31.00     12.31.99
                                                               -------------------------------------------------------
..    CHANGES IN VALUATION CRITERIA OF ASSETS AND                                      (LOSS) PROFIT
     LIABILITIES
1.   OTHER RECEIVABLES
          The Company                                                    (3)             -              -            -
          Subsidiaries                                                    3             (3)            (3)           -
                                                               -------------------------------------------------------
                                                                          -             (3)            (3)           -
                                                               -------------------------------------------------------
2.   LOANS ARISING FROM REFINANCING
          Subsidiaries                                                   43              -              -            -
                                                               -------------------------------------------------------
                                                                         43              -              -            -
                                                               -------------------------------------------------------
3.   DERIVATIVE FINANCIAL INSTRUMENTS
          The Company                                                     -              -              -            -
          Subsidiaries                                                    -              -              -            -
                                                               -------------------------------------------------------
                                                                          -              -              -            -
                                                               -------------------------------------------------------
4.   TEMPORARY DIFFERENCES FROM TRANSLATION
          The Company                                                   (10)             -              -            -
          Subsidiaries                                                  (26)             -              -            -
          Minority interest                                               8              -              -            -
                                                               -------------------------------------------------------
                                                                        (28)             -              -            -
                                                               -------------------------------------------------------
5.   PCS LICENSE
          Subsidiaries                                                   44              -              -            -
                                                               -------------------------------------------------------
                                                                         44              -              -            -
                                                               -------------------------------------------------------
Total valuation adjustments FY 2002                                      59              -              -            -
Total  adjustments  in  Unappropriated  retained  earnings  at
 years/periods end                                                       (6)            (3)            (3)           -
                                                               -------------------------------------------------------
..    CHANGES IN DISCLOSURE CRITERIA
1.   NET SALES
          The Company
             -  Turnover tax                                             90            159            153          137
             -  Settlement outgoing expenses                            102             70             94          127
             -  Other direct costs of sales                              34             48             19            -
          Subsidiaries
             -  Turnover tax                                             41             74             70           81
                                                               -------------------------------------------------------
                                              Higher net sales          267            351            336          345
                                                               -------------------------------------------------------
2.   COST OF SERVICES PROVIDED
          The Company
             -  Turnover tax                                            (90)          (159)          (153)        (137)
             -  Settlement outgoing expenses                           (102)           (70)           (94)        (127)
             -  Other direct costs of sales                             (34)           (48)           (19)           -
          Subsidiaries

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

             -  Turnover tax                                            (41)           (74)           (70)         (81)
                                                               -------------------------------------------------------
                                        Higher operating costs         (267)          (351)          (336)        (345)
                                                               -------------------------------------------------------
Net   effect   of   reclassifications   in  the   Consolidated
 statements of operations                                                 -              -              -            -
                                                               -------------------------------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

d)   ACCOUNTING FOR INFLATION

The consolidated financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statement according to RT 6, amended by RT 19, using the Wholesale Internal Prices Index, from January 1, 2002.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, through Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

Changes in price indices for the fiscal years/twelve month period ended December 31, 2002, 2001 and 2000 have been as follows:

                            WHOLESALE INTERNAL PRICES
        PERIODS                       INDEX            CONSUMER PRICES INDEX
 ----------------------------------------------------------------------------
 January'00 - December'00              1.08%                   (1.81%)
 January'01 - December'01              2.71%                   (0.80%)
 January'02 - December'02            118.21%                   40.95%
 ----------------------------------------------------------------------------

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e)   CHANGE OF FISCAL YEAR-END AND COMPARATIVE FINANCIAL STATEMENTS

Consolidated financial statements at December 31, 2002 include as comparative information the fiscal year and the twelve month period ended December 31, 2001 and 2000, respectively, adapted to the new fiscal tear-end approved in September 30, 2000 and included in the Company's Consolidated financial statements at December 31, 2001 as comparative information.

The comparative figures corresponding to the statements of operations, of changes in shareholders' equity and of cash flow for the twelve month period ended December 31, 2000 are the result of the addition of the figures corresponding to the fiscal year ended September 30, 2000 to the irregular fiscal year ended December 31, 2000 and the deduction of the amounts corresponding to the three month period ended December 31, 1999. The auditors that reviewed the financial statements used for the calculation of those comparative figures (December 31, 2000, September 30, 2000, and December 31,
1999) issued the reports in all cases without observations.

f)   FINANCIAL INSTRUMENTS TO HEDGE FINANCIAL RISK OR REDUCE FINANCING COSTS

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

U.S. dollar in order to reach a "natural hedge" with its income fixed in dollars as described in Note 2.g. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

The Company and its subsidiaries do not invest in speculative derivative financial instruments.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

g)   CONCENTRATION OF CREDIT RISK

The Company and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,293,952, 3,583,622 and 3,575,389 at December 31, 2002, 2001 and 2000, respectively, and the cellular customer lines (pre-paid lines were not included) were 462,730, 722,906 and 897,310 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

h)   CASH AND CASH EQUIVALENTS

In the Consolidated statements of cash flows, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

i)   REVENUE RECOGNITION

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, the Company recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, the Company records a liability.

Both services provided for but not billed and services paid for but not rendered, are estimated using technical measurement information systems.

j)   NET INCOME (LOSSES) AND DIVIDENDS PER SHARE

The Company calculates net income (losses) and dividends per share on the basis of 984,380,978 common shares outstanding with a $1 nominal value and one vote per share.

4.2. PRINCIPAL VALUATION CRITERIA

a) BALANCES IN FOREIGN CURRENCY: at exchange rates existing at each year/period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each year/period, as appropriate.

     As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, that requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

     These resolutions establish that capitalized foreign currency exchange differences are in advance for the accounting for inflation and are included in the future restatement of the

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. The Company calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.t and Exhibit A.

     Considering that in the second quarter of fiscal year 2002, the restatement in constant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group's business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

b) Cash and banks in pesos: at nominal value plus accrued interest at each year/period-end, where applicable.

c) Trade accounts and other receivables in currency and liabilities originated in the sale or purchase of goods and services and in financial transactions: at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the initial measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

     Premiums or discounts are amortized on a straight-line basis over the debt period. Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of operations.

     The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding results in the Consolidated statement of operations. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of operations.

d) Other receivables and liabilities in currency not included in c) above (except for deferred tax assets and liabilities and retirement benefits): at its accounting measurement, as a result of the discounted value of the cash flows that will be generated by assets and liabilities by using the internal rate of return at the moment of the measurement. This measurement does not significantly differs from the nominal value plus accrued interest at each year/period-end.

e)   INVESTMENTS:
     . Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase (see the additional information in Note 3).
     .    Other public bonds: at market value less estimated sales costs.
     .    Equity investments:
          .    subsidiaries in the unconsolidated financial statements: at VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements.
          .    related companies: at VPP based upon related companies financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements. In those companies where their financial statements closing date is different than that of the Company, financial statements with a closing date of no more than three months are used for consolidation purposes.

          The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at December 31, 2002, since the approval date of their financial statements.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     . Investment in Intelsat Ltd.: at acquisition cost or VPP, the least.
     .    Capital contributions: at nominal value restated as detailed in
          Note 4.1.d.

     Investments in foreign companies were valued at exchange rates existing at each year/period-end. Foreign exchange gains or losses are accounted for in the Temporary differences from translation caption of the Consolidated balance sheets. Investments are detailed in Exhibit C and D.

f) Inventories: at each year/period-end replacement cost. Inventories have been recorded at amounts, which do not exceed their net realizable value.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of the Company decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of the Company, promotional prices are not used to calculate the net realizable value of such inventories.

g)   OTHER ASSETS:
     . Deferred printing costs: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.
     .    Raw materials: at replacement cost.

h)   FIXED ASSETS:
     .    Transferred from ENTel: at the transfer price, restated as detailed in
          Note 4.1.d less accumulated depreciation at year/period-end. At December 31, 2002, title transfer of 4.73% of these assets remains to be completed; the Company is in full possession of these assets and they are integrated into the economic activity of the Company.
     . Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

     The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t and Exhibit A.

     Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

     Fixed assets, whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Company's investment plan.

     Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

     Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see the additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

i) Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end.

     The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.t.

     Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, except for PCS license, as follows:

           System development costs                    60 months
           Debt issue costs                            Initial debt term
           Usage rights                                180 months
           Exclusivity rights                          Contract term
           Websites                                    24 months
           Trademarks and patents                      180 months

     The Company has suspended the amortization of the PCS license as from FY 2002 in accordance with the new accounting standards,

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     because it is an intangible with non-defined useful life, whose accounting value does not exceed its recoverable value.

     Intangible assets activity is detailed in Exhibit B.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

j) Goodwill: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at year/period-end. Goodwill is depreciated using the straight-line method over a sixty month period.

k) Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made.

l)   TAXES PAYABLE:
     . Income Tax: income tax is calculated on estimated taxable income at the statutory tax rate in effect at year/period end (35%). The resulting amount was charged to Income tax in the Consolidated statement of operations. It also includes the effects of the adoption of the deferral method (see Note 10). Deferred tax assets and liabilities have been valued at nominal value in accordance with CNV Resolution No. 434.
     . Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of fiscal year 2002. Consequently a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.
     . Turnover Tax: for the fiscal years/twelve months periods ended December 31, 2002, 2001 and 2000, turnover taxes as an overall percent of applicable revenues were 3.41%, 3.38% and 3.08%, respectively.

m)   OTHER LIABILITIES:
     . Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each year/period-end.

n)   RESERVES:
     . Asset reserves: have been provided for doubtful accounts receivable, other receivables for the recoverability of the deferred net assets and for inventories whose realization is not assured based upon year/period-end analyses. Additional information is given in Note 3.
     . Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

     Activity in these reserves is detailed in Exhibit E.

o) Shareholders' equity accounts: they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

p)   Statement of operations accounts: they are restated as follows:
     . charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;
     . financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;
     .    other results at cost restated as described in Note 4.1.d.

q) Unusual losses: represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     They corresponded to a part of the "Tax on credits and debits in bank accounts and other operations" that impacts directly in the costs of the Group, because, until February 18, 2002, only one portion of this tax could be deducted from the determinative income tax and VAT. The new tax is in force since April 3, 2001 to December 31, 2002. Its collection would be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

     As a consequence of the serious economic crisis and the importance of this tax measured in terms of tax collection, the National Government extended its force until December 31, 2004. The management of the Company had estimated that this extension would be probable; so that, as from the second quarter of fiscal year 2002, $46 million of unusual losses have been reclassified to Operating costs.

NOTE 5 - DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENTS CAPTIONS

The composition of principal financial statement captions is as follows:

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,                                          2002          2001
-------------------------------------------------------------------------------------------------------
CURRENT ASSETS
a) CASH AND BANKS
      Cash                                                                              3             9
      Banks                                                                            50            87
      National and provincial Public bonds (*)                                         36            32
                                                                                -----------------------
(*) With settlement power in their respective jurisdictions and used by the
 Company to pay taxes there                                                            89           128
                                                                                =======================
b) INVESTMENTS
      Short term investments (Exhibit D)                                            1,131           330
      Public bonds (Exhibit C)                                                        185             -
                                                                                -----------------------
                                                                                    1,316           330
                                                                                =======================
c) TRADE ACCOUNTS RECEIVABLE
      Basic national and international telephone service, data
       transmission and Internet                                                      516         1,239
      Cellular telephone service in the Argentine Republic                            282           591
      Cellular telephone service abroad                                                69            59
      Directories edition                                                              25           103
                                                                                -----------------------
         Subtotal of trade accounts receivable                                        892         1,992
      Allowance for doubtful accounts receivable (Exhibit E)                         (296)         (513)
                                                                                -----------------------
                                                                                      596         1,479
                                                                                =======================
d) OTHER RECEIVABLES
      Deferred tax assets (Note 10)                                                     4           152
      Tax credits                                                                      17            59
      Prepaid expenses                                                                 16            35
      Accounts receivable from employees                                                8            24
      Accounts receivable from unions                                                   1             2
      Swap agreements collateral                                                        -           292
      Various                                                                          30            69
                                                                                -----------------------
                                                                                       76           633
                                                                                =======================
e) INVENTORIES
      Cellular handsets and equipment (Exhibit F)                                      17            52
      Allowance for obsolescence of inventories (Exhibit E)                            (5)           (4)
                                                                                -----------------------
                                                                                       12            48
                                                                                =======================
f) OTHER ASSETS
      Deferred printing costs                                                           2             9
      Raw materials                                                                     1             4
                                                                                -----------------------
                                                                                        3            13
                                                                                =======================
NON CURRENT ASSETS
g) TRADE ACCOUNTS RECEIVABLE
      Basic national telephone service                                                  -             8
      Directories edition                                                               1             -
                                                                                -----------------------
                                                                                        1             8
                                                                                =======================
h) OTHER RECEIVABLES
      Deferred tax assets (Note 10)                                                   569            13
      Credit on tax on minimum presumed income                                         84            45
      Other tax credits                                                                 1             4
      Certificates of tax credit                                                       31            41
      Prepaid expenses                                                                  6            15
      Receivables from sale of Sky Argentina S.C.A                                      5            11
      Various                                                                           7             1
                                                                                -----------------------
        Subtotal                                                                      703           130
      Allowance for other receivables                                                (565)          (13)
                                                                                -----------------------
                                                                                      138           117
                                                                                =======================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,                                                        2002        2001
----------------------------------------------------------------------------------------------------------------------
i) GOODWILL
                                                                           AMORTIZATION
                               ORIGINAL                ORIGINAL   ------------------------------
                                VALUE                   VALUE     ACCUMULATED
                                 AT                       AT         AT        FOR   ACCUMULATED   NET         NET
                              BEGINNING                  YEAR      BEGINNING   THE     AT YEAR   BALANCE     BALANCE
                               OF YEAR    ADDITIONS      END       OF YEAR     YEAR      END       2002       2001
---------------------------------------------------------------------------------------------------------    -------
On the acquisition of Cable
 Insignia                             1           2           3            (1)    -           (1)      2          -
On the acquisition of
 Soluciones                          71           -          71           (61)  (10)         (71)      -         10
On the acquisition of Micro
 Sistemas                             5           -           5            (5)    -           (5)      -          -
                              --------------------------------------------------------------------------    ---------
Total 2002                           77           2          79           (67)  (10)         (77)      2
========================================================================================================
Total 2001                           77           -          77           (49)  (18)         (67)                10
========================================================================================================    =========

CURRENT LIABILITIES
j) ACCOUNTS PAYABLE
      Vendors                                                                         357           881
      Advances from customers (Note 4.1.i)                                             21            22
      Capital leases (Note 11)                                                          2            63
      Companies Law No. 19550 Sect. 33 and related parties (Note 7.d)                  11           105
                                                                                -----------------------
                                                                                      391         1,071
                                                                                =======================
k) COMPENSATION AND SOCIAL BENEFITS PAYABLE
      Vacation, awards and social benefits                                             41            94
      Termination benefits                                                             15            28
      Compensation fund                                                                 5            11
                                                                                -----------------------
                                                                                       61           133
                                                                                =======================
l) TAXES PAYABLE
      Tax on minimum presumed income                                                   50             -
      Income tax (net of payments)                                                      -            31
      VAT (net of payments)                                                            27            65
      Turnover tax                                                                     24            44
      Other taxes                                                                      16            46
                                                                                -----------------------
                                                                                      117           186
                                                                                =======================
m) OTHER LIABILITIES
      Contributions to social programs for Internet access and others                  13            28
      Repair funds                                                                      4            13
      Various                                                                           8             4
                                                                                -----------------------
                                                                                       25            45
                                                                                =======================
NON CURRENT LIABILITIES
n) ACCOUNTS PAYABLE
      Vendors                                                                           -             4
      Capital leases (Note 11)                                                          -            20
                                                                                -----------------------
                                                                                        -            24
                                                                                =======================
o) COMPENSATION AND SOCIAL BENEFITS PAYABLE
      Termination benefits                                                             18            52
      Compensation fund                                                                11            31
                                                                                -----------------------
                                                                                       29            83
                                                                                =======================
p) OTHER LIABILITIES
      Retirement benefits                                                               6            15
      Lease of international capacity                                                  14             9
      Various                                                                           9             4
                                                                                -----------------------
                                                                                       29            28
                                                                                =======================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                                      INCOME (EXPENSE)
CONSOLIDATED STATEMENTS OF OPERATIONS                                         --------------------------------
YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                    2002         2001        2000
--------------------------------------------------------------------------------------------------------------
q) NET SALES
    National and international telephone service                                 2,510       4,453       4,768
    Cellular telephone service                                                   1,028       1,809       1,907
    Data transmission and Internet                                                 422         640         558
    Directories edition                                                             23         102         116
                                                                              --------------------------------
                                                                                 3,983       7,004       7,349
                                                                              ================================
r) EQUITY LOSSES FROM RELATED COMPANIES
     Latin American Nautilus                                                       (15)         (5)          -
     Intelsat Ltd.                                                                   -           2           -
     Agroconnection                                                                  -          (2)          -
     Multibrand                                                                      -           -          (2)
     Nahuelsat                                                                      (8)         (1)          -
                                                                              --------------------------------
                                                                                   (23)         (6)         (2)
                                                                              ================================
s) DEPRECIATION OF GOODWILL
     Soluciones,                                                                   (10)        (15)        (15)
     Micro Sistemas                                                                  -          (2)          -
     Cable Insignia                                                                  -          (1)          -
                                                                              --------------------------------
                                                                                   (10)        (18)        (15)
                                                                              ================================
t) FINANCIAL AND HOLDING RESULTS GENERATED BY ASSETS
      Interest earned on short term investments                                     (3)         48          65
      Interest earned on trade accounts receivable                                  78          89          79
      Foreign currency exchange gains                                              613          (2)          -
      Results from measurement of assets at present value                            -          (3)         (3)
      Results on holding of national and provincial public bonds by
       collection                                                                  (72)          -           -
      Losses on exposure to inflation                                           (2,073)          -           -
      Other financial results                                                      (84)        (13)         22
                                                                              --------------------------------
     Total generated by assets                                                  (1,541)        119         163
                                                                              --------------------------------
   GENERATED BY LIABILITIES
      Interest on debt (*)                                                        (912)       (663)       (644)
      Capitalized interest and foreign currency exchange differences by
       debt on work in progress and intangible assets                               66         103         129
      Capitalized foreign currency exchange differences by debt                    891           -           -
      Results from swaps cancellation                                             (279)          -           -
      Tax on corporate indebtedness                                                 (4)        (15)        (48)
      Foreign currency exchange losses                                          (4,405)        (13)          4
      Gains on exposure to inflation                                               935           -           -
      Results from measurement of liabilities at present value                      43           -           -
      Other financial results                                                      (57)        (34)        (83)
                                                                              --------------------------------
     Total generated by liabilities                                             (3,722)       (622)       (642)
                                                                              --------------------------------
     Total financial and holding results                                        (5,263)       (503)       (479)
                                                                              ================================
(*) Includes (9), (11) and (7), respectively, corresponding to the amortization of debt issue costs.

u) OTHER EXPENSES, NET
       Dismissal indemnities and termination benefits                              (48)        (83)        (48)
       Reserves for contingencies                                                 (100)        (39)        (46)
       Disposal of inventories leased without charge                               (22)          -           -
       Net income from sale of fixed assets and other income (expense), net         (5)         (7)        (11)
                                                                              --------------------------------
                                                                                  (175)       (129)       (105)
                                                                              ================================
v) UNUSUAL LOSSES
       Tax on bank debits and credits                                                -         (33)          -
                                                                              ================================

NOTE 6 - SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Group uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than three months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

              AT DECEMBER 31,                              2002           2001        2000        1999
              ----------------------------------------------------------------------------------------
              Cash and banks                                  53            96          52          39
              Short term investments                       1,251           330         637         388
                                                       -----------------------------------------------
              Total of cash and cash equivalents           1,304           426         689         427
                                                       ===============================================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Income tax payments are as follows:

YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                            2002          2001       2000
------------------------------------------------------------------------------------------------------
Income tax paid                                                              -         233         277
                                                                      ================================
Changes in assets and liabilities by financial statements caption are as follows:

DECREASE (INCREASE) IN ASSETS
    Investments not considered as cash or cash equivalents                  55           -           -
    Trade accounts receivable                                              (98)       (223)       (354)
    Other receivables                                                    1,027        (137)         65
    Inventories                                                            (16)        142        (152)
    Other assets                                                            10           4           -
                                                                      --------------------------------
                                                                           978        (214)       (441)
                                                                      ================================
INCREASE (DECREASE) IN LIABILITIES
    Accounts payable                                                      (385)       (440)        131
    Compensation and social benefits payable                              (129)         11         (48)
    Taxes payable                                                          (61)         87         (20)
    Other liabilities                                                      (25)        (20)        (44)
    Reserves                                                               (95)        (41)        (57)
                                                                      --------------------------------
                                                                          (695)       (403)        (38)
                                                                      ================================

..    PRINCIPAL NON-CASH TRANSACTIONS

The principal non-cash transactions, which are not reflected in the
 Consolidated statements of cash flows, are as follows:
Fixed asset acquisitions financed by debt and accounts payable              11         342         770
Fixed asset acquisitions financed by capital leases                          1           9           7
Intangible asset acquisitions financed by accounts payable                   -           4          11
Inventories acquisitions financed by accounts payable                        -          33         103
Capitalized interest on work in progress and intangible assets              67         103         129
Inventories leased without charge                                           11          33         161
Transactions with national and provincial public bonds
   Trade accounts receivable collections                                   847          32           -
     Income tax payments from 2001 annual filing and minimum
      presumed income                                                      (46)          -           -

    Other taxes payments                                                  (402)          -           -
    Accounts payable payments                                             (222)          -           -
                                                                      --------------------------------
                                                                           267         556       1,181
                                                                      ================================

..    PRINCIPAL INVESTING ACTIVITIES

Acquisition of investments and related intangible assets include the following:

Intelsat Ltd.                                                                -           -           2
Capital contributions to Latin American Nautilus                             -           -         (13)
Capital contributions to Agroconnection                                      -           -          (2)
Advances for the acquisition of shares of Latin American Nautilus            -           -          (2)
                                                                      --------------------------------
                                                                             -           -         (15)
                                                                      ================================
Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods                  (237)       (598)       (585)
                                                                      ================================
Intangible asset acquisitions include the following:

System development costs                                                   (18)        (59)        (76)
PCS license                                                                 (1)       (183)       (185)
Exclusivity rights                                                          (3)        (11)        (28)
Usage rights                                                                (1)          -          (7)
B Band of Paraguay license                                                  (1)          -           -
Websites                                                                     -           -          (2)
                                                                      --------------------------------
                                                                           (24)       (253)       (298)
                                                                      ================================
Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds                                                                99          (9)        196
Proceeds from sales of fixed assets                                          2           2          11
Investments denominated in foreign currency                                  -           -         229
                                                                      --------------------------------
                                                                           101          (7)        436
                                                                      ================================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    PRINCIPAL FINANCING ACTIVITIES

The principal components of financing activities are:

YEARS/TWELVE MONTH PERIOD                                                 2002       2001        2000
------------------------------------------------------------------------------------------------------
Corporate bonds                                                              -         356         522
Bank loans and others                                                       18       1,226       1,997
                                                                      --------------------------------
Debt proceeds                                                               18       1,582       2,519
                                                                      ================================
Corporate bonds                                                              -        (218)     (1,466)
Bank loans and others                                                      (42)     (1,213)       (895)
Fixed asset and inventory acquisitions                                       -           -         (50)
                                                                      --------------------------------
Repayment of debt                                                          (42)     (1,431)     (2,411)
                                                                      ================================
Corporate bonds                                                           (190)       (312)       (412)
Swap contracts collateral                                                  (67)       (292)          -
Bank loans and others                                                      (86)       (142)       (116)
Fixed asset and inventory acquisitions                                     (98)       (185)       (116)
Tax on corporate indebtedness                                               (2)        (22)        (55)
Debt issue cost (intangible assets)                                          -         (4)         (11)
                                                                      --------------------------------
Payment of interest and related expenses                                  (443)       (957)       (710)
                                                                      ================================

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES
         AND CONTROLLING COMPANY AS DEFINED UNDER LAW No. 19550 SECTION 33

a) CONTROLLING COMPANY

Nortel, headquartered at Alicia Moreau de Justo 50, 11th floor, Ciudad Autonoma de Buenos Aires, holds 51% of the Company's Class "A" shares and 8.47% of the Company's Class "B" shares (representing 3.74168% of the Company's shares), which places it in control of the Company under Law No. 19550, Section 33. Ownership of Nortel is equally divided between the Operators.

b) RELATED PARTIES

Related parties are those legal entities or individuals other than the controlling company or related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

c) MANAGEMENT CONTRACT. SUSPENSION OF CERTAIN SERVICES AND PAYMENT OF THE MANAGEMENT FEE UNTIL THE CONTRACT MATURITY.

In accordance with point 3.1.3 of the Pliego, the Company entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract would be automatically renewed as long as the Company continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide the Company with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the parties ratified a new five years management contract ("the Contract", effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period (since the maturity of the exclusivity period of the license, which was on October 9, 1999) upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted the Company a temporary decrease of the fee set forth in Point 2.7 of the Contract ("Management Fee"), from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Considering the seriousness and extension of the crisis that affected to Argentina and its impact over Telecom's situation, the Board of Directors agreed with the Operators to suspend transitorily - except for the provisions of the section referred to as "Management and Know - how" on highly qualified personnel to assist in the management - from April 1, 2002 to December 31, 2002 the rights and obligations of the parties provided for in section II of the Contract, which included the suspension of the accrual and collection of the Management Fee. The latter notwithstanding the special services required by Telecom pursuant to what is specifically provided in the Contract. Likewise, France Cables et Radio S.A. and Telecom Italia SpA. stated that, as the Operators - pursuant to Decree No 62/90, as amended and supplemented -, confirmed their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

Considering that there is an extension of the causes that motivated the agreement before mentioned, Telecom required the Operators to extend all its terms until the Contract maturity, provided in Point 7.2 of mentioned contract (October, 2004), which has been accepted by the Operators.

d)  BALANCES WITH LAW NO. 19550, SECT. 33 RELATED COMPANIES AND PARTIES:

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,                                         2002        2001
------------------------------------------------------------------------------------------------------
NON CURRENT ASSETS
INVESTMENTS
Multibrand (Exhibit C)                                                                   -           2
                                                                                  --------------------
   Total with related companies                                                          -           2
                                                                                  ====================
CURRENT LIABILITIES
ACCOUNTS PAYABLE
Multibrand                                                                               1           2
Latin American Nautilus                                                                  3           1
                                                                                  --------------------
   Total with related companies                                                          4           3
                                                                                  --------------------
Telecom Italia S.p.A. Argentina branch                                                   -          31
Telesoft S.p.A. Argentina branch                                                         -          11
Saritel S.A.                                                                             -           4
Pirelli Cables S.A.I.C.                                                                  -           2
Teco Soft Argentina S.A.                                                                 1           -
France Cables et Radio Argentina branch                                                  6          39
Tel 3 S.A.                                                                               -           4
Sofrecom Argentina S.A.                                                                  -          11
                                                                                  --------------------
  Total with related parties                                                             7         102
                                                                                  --------------------
Total                                                                                   11         105
                                                                                  ====================

e) TRANSACTIONS WITH LAW NO. 19550, SECT. 33 RELATED COMPANIES AND PARTIES:

YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                            2002        2001        2000
------------------------------------------------------------------------------------------------------
..    SERVICES RECEIVED                                                   COST OF SERVICES PROVIDED
                                                                      --------------------------------
Multibrand                                                                  (3)         (9)         (9)
Latin American Nautilus                                                    (15)         (4)          -
Nahuelsat                                                                   (7)        (11)         (3)
Intelsat Ltd.                                                               (8)         (7)         (9)
                                                                      --------------------------------
    Subtotal related companies                                             (33)        (31)        (21)
                                                                      --------------------------------
Telecom Italia S.p.A. Argentina branch                                     (13)       (118)       (148)
Telesoft S.p.A. Argentina branch                                           (14)        (35)        (26)
 Teco Soft Argentina S.A.                                                  (10)          -           -
Olivetti Argentina S.A.                                                     (2)         (7)         (2)
France Cables et Radio Argentina branch                                    (14)       (122)       (159)
Sofrecom Argentina S.A.                                                     (9)        (22)         (9)
Tel 3 S.A.                                                                  (1)         (7)         (4)
Italtel S.A. (*)                                                             -           -          (2)
Sirti Argentina S.A. (*)                                                     -           -          (7)
                                                                      --------------------------------
    Subtotal related parties                                               (63)       (311)       (357)
                                                                      --------------------------------
Total cost of services provided                                            (96)       (342)       (378)
                                                                      ================================

                                                                        FIXED ASSETS AND INTANGIBLE
..    GOODS PURCHASED                                                               ASSETS
                                                                      --------------------------------
Telesoft S.p.A. Argentina branch                                             6          50          52
Teco Soft Argentina S.A.                                                     4           -           -
Pirelli Cables S.A.I.C.                                                      1           2           -

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Sofrecom Argentina S.A.                                                     14          33          46
Tel3 S.A.                                                                    5          20          28
Olivetti Argentina S.A.                                                      -           2           4
Saritel S.A.                                                                 -           4           4
Sirti Argentina S.A. (*)                                                     -           -          44
                                                                      --------------------------------
Total goods purchased to related parties                                    30         111         178
                                                                      ================================

(*) Sirti Argentina and Italtel were no longer Telecom Group's companies since August 2000 and September 2000, respectively.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

f) INFORMATION ON COMPANIES OF THE TELECOM GROUP

..    MERGER WITH INTERNACIONAL

     Telintar, a company dissolved and then merged with Internacional, that was then merged into the Company as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 million. As the DGI has yet to rule on the company's claim, the corresponding requested refund has not been recorded.

..    SALE OF SHARES OF AGROCONNECTION

     On April 24, 2002, the Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class "A" preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 were received in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

..    SALE OF INTEREST IN INTELSAT LTD.

     On June 6, 2002, the Board of Directors approved the transfer of 200,432 ordinary shares of its whole interest in Intelsat Ltd. (260,432 ordinary shares) in the Initial Public Offering ("IPO") of its ordinary shares that this company intended to conduct at the NYSE and that would be completed by no later than December 31, 2002. However, the market's adverse conditions impelled to the cancellation of the IPO, as noticed in January 2003.

NOTE 8 - DEBT

Debt consists of the following:

                                                        12.31.02                     12.31.01
                                                 -----------------------      -----------------------
     CURRENT
     .   Capital
                Corporate bonds                        5,367                           894
                Bank loans and others                  2,082                           783
                Fixed asset acquisitions               2,503                           643
                Inventory acquisitions                   507      10,459               100      2,420
                                                 -----------                  ------------
     .   Accrued interest                                            560                          113
     .   Compensatory interest                                        34                            -
                                                             -----------                   ----------
                                                                  11,053                        2,533
                                                             ===========                   ==========
     NON-CURRENT
     .   Capital
                Corporate bonds                            -                         2,538
                Bank loans and others                    141                           928
                Fixed asset acquisitions                   -                           845
                Inventory acquisitions                     -         141               248      4,559
                                                 -----------                  ------------
     .   Accrued interest                                              3                            -
                                                             -----------                   ----------
                                                                     144                        4,559
                                                             -----------                   ----------
     Total debt                                                   11,197                        7,092
                                                             ===========                   ==========

CORPORATE BONDS OF THE COMPANY

The Company issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                                         BOOK VALUE
                                                                             ANNUAL          AT          MARKET
                                                      TERM,                 INTEREST      DECEMBER      VALUE AT
    GLOBAL             DATE OF      NOMINAL VALUE      IN      MATURITY    RATE AS A      31, 2002      DECEMBER
   PROGRAM              ISSUE       (IN MILLION)      YEARS      DATE          %             (A)        31, 2002
-----------------------------------------------------------------------------------------------------------------
B
-----------------------------------------------------------------------------------------------------------------
     Series C           11.15.95           US$ 200         7    11.15.02      12.0000(b)         425   (e)    136
     Series E             5.5.97           US$ 100         8      5.5.05       4.6990            337          145
     Series F            5.30.97   (d)    Euro 207        10     5.30.07       8.8750(c)         731          299
     Series H            3.18.98   (d)    Euro 207        10     3.18.08       4.8100            731          299
     Series I             4.8.99          Euro 200         5      4.8.04       8.3750            706          332
     Series K             7.1.99          Euro 250         3      7.1.02       7.2500            883          233
-----------------------------------------------------------------------------------------------------------------
D
-----------------------------------------------------------------------------------------------------------------
     Series 1             4.7.00          Euro 250         3      4.7.03       7.6250            883          415
     Series 2             7.2.01          Euro 190         3      7.2.04       9.5000            671          316
-----------------------------------------------------------------------------------------------------------------
                                                                 Capital plus premiums         5,367        2,175
                                                                                                       ==========
                                                              Accrued payable interest           399
                                                                 Compensatory interest             7
                                                                                        ------------
                                                                                               5,773
                                                                                        ============

(a)  Tax on corporate indebtedness is not included.
(b)  The series was issued at LIBOR plus 3.125%.
(c)  6 month LIBOR for Itl plus 1.5%.
(d)  They were originally issued in Italian Lira.
(e)  Last available quotation.

..    USE OF FINANCING PROCEEDS

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 million) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

..    GLOBAL DEBT PROGRAMS

..    GLOBAL PROGRAM B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At December 31, 2002 the Company has six series of bonds outstanding under this program.

..    GLOBAL PROGRAMS C AND D

The Company has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million ("C") and one for medium term debt up to US$1,500 million ("D"). At December 31, 2002 the Company has two series of bonds outstanding under program D.

..    CHARACTERISTICS OF CORPORATE BONDS

Shareholders granted the Board of Directors the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by the Company, in case that:

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

a) The Company permits certain liens on assets or revenues in order to offer security for certain debt obligations without offering equal coverage to corporate bonds outstanding.

b) The Company and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

BANKS LOANS

..    SYNDICATED LOANS TO TELECOM

                          NOMINAL       TERM,                                                        NET BOOK
        LEAD               VALUE         IN      MATURITY    ANNUAL INTEREST           DEBT          VALUE AT
        BANK           (IN MILLION)     YEARS      DATE       RATE AS A %          AMORTIZATION      12.31.02
-------------------------------------------------------------------------------------------------------------
Banc of America           US$ 135           3    9.28.03    LIBOR plus 1.625%      At maturity.           455
                                                            (year 1)               Pre-payment
                                                            LIBOR plus 1.875%      permitted.
                                                            (year 2)
                                                            LIBOR plus 2.125%
                                                            (year 3)
-------------------------------------------------------------------------------------------------------------
                                                                                                          455
                                                                                                  ===========

At December 31, 2002 LIBOR was 1.38%.

..    TITAN FINANCIAL TRUST

Personal issued two promissory notes dated August 23, 2000 for US$30 million each, with maturity dates on August 23, 2002 and August 25, 2003, respectively, in favor of Bank of America N.A., Buenos Aires Branch, which were part of the TITAN Telecom Personal 2000 Class I Financial Trust constituted under the zero coupon regime by the mentioned entity according to Law No. 24441 of the Argentine Republic. Simultaneously, Personal and the trustee executed an early cancellation agreement under which Personal, given certain events, agreed to the notes' early cancellation at their current value and to bear the early termination costs arising from the forward purchase agreements that, under the Trust agreement, trustee should contract as coverage of the dollar revenue coming from the notes' collection and the disbursements in pesos deriving from its payment obligation under the debt securities.

Subsequently, Personal notified trustee of the occurrence of a fact that constituted an event of default under the terms of the early cancellation agreement. This situation resulted in the submission of a refinancing proposal modifying the Trust's terms and conditions. Such proposal was accepted by Trustee.

Pursuant to Decree No. 992/02 in relation to the re-organization of the financial system, under which liabilities in dollars of forward contracts were converted into pesos at a rate of US$1= $1.40, Personal notified its intention of suspending the negotiations and the execution of the documentation provided for in the proposal. These facts gave rise to controversies between the parties resulting in the execution of an arbitration agreement.

On November 28, 2002 an arbitration court issued a final and unappealable award for the parties providing that after the passing of Decree No. 992/02, Personal was legally bound to carry out the transactions set forth in the proposal, award which has been duly and timely complied with.

In fulfillment of the award, on December 13, 2002, the parties executed an agreement providing for the termination of the early cancellation agreement and the forward contracts with retroactive effect as of June 13, 2002. By virtue of this, Personal undertook the obligation to bear the forward contracts termination costs for an approximate amount of US$27 million evidenced in four promissory notes denominated in US dollars and governed by the law of the State of New York (the "BofA Promissory Notes"), payable in 18 consecutive quarterly installments after a grace period running from June 13, 2002 to and including December 31, 2003, plus interest at LIBOR plus an annual 3% interest rate payable quarterly as from the expiration of the grace period. Likewise, it was agreed to replace the original

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

promissory notes by a new promissory note for an approximate amount of US$27 million under the terms and conditions set forth by the law of the State of New York (the "Holders' Promissory Note") payable on June 13, 2008 plus interest at LIBOR plus an annual 3% interest rate accruing as of June 13, 2002 that will be quarterly paid as from the expiration of the grace period. The agreement provides that LIBOR plus 3% shall not exceed a 10% annual interest rate.

It should be noted that this debt is not excluded from the financial debt total restructuring that the Telecom Group is carrying out together with its creditors.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

VALUATION AND DISCLOSURE OF DEBT AS OF DECEMBER 31, 2002

According to the Argentine new accounting rules early application, mentioned in
Note 4.1.c., Telecom has analyzed the impact of new agreements on the TITAN Financial Trust valuation.

To that respect, pursuant to these accounting rules said agreements have been ranked as debt refinancing, given that the new debt discounted value differs more than 10% from the original debt discounted value. Consequently, and according to the provisions of RT 17, section 4.5.8. "Currency liabilities originated in refinancing", Telecom recorded the debt reduction existing at the time the mentioned agreements were executed and acknowledged a new debt based upon the best estimate of the sum payable, discounted at a 12% annual rate, which reflects the time value of money and the risks specific to this operation. This refinanced debt was reported as non current loans according to the terms of the new agreement.

This new way of measuring the debt at its present value compared to the original debt recorded value, generated earnings before tax for approximately $43 million during the 2002 fiscal year that were recognized in Results from measurement of liabilities at present value within Financial and holdings results in the consolidated statements of operations.

..    OTHER BANK LOANS

In addition, the Group is indebted under bank loans for 1,627 (capital and exchange rate differences), bearing an average annual rate of 5.25%, of which 951 belong to the Company.

FIXED ASSET ACQUISITIONS

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.70%. Some of the more pertinent are:

..    CEDED BY ENTEL TO TELECOM

L'Instituto Centrale Per Il Credito a Medio Termine ("Mediocredito Centrale") granted the Argentine government a loan credit of approximately Euro 103 million to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to the Company rights to this loan credit for approximately Euro 50 million. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. The Company is obligated to comply with the loan credit's terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed the Company for telecommunication services rendered to the government after the date of non-compliance. At December 31, 2002 the balance owed is 139 (capital plus accrued interest), which approximates Euro 39 million.

..    JAPAN BANK LOAN TO TELECOM

On June 29, 1998, the Company signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 million on September 9, 1998 with repayment due on June 15, 2010. At December 31, 2002 the balance owed is 335 (capital plus accrued interest).

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

INVENTORY ACQUISITIONS

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.53%.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

DERIVATIVE FINANCIAL INSTRUMENTS

As described in Note 4.1.f, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during FY 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $279 million before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of operations and an increase of Telecom Group's financial debt position by approximately US$75 million. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NOTE 9 - CAPITAL STOCK

The Company's shares are publicly quoted and traded on the BCBA and the NYSE. Only Class "B" shares are effectively traded, as Nortel owns all Class "A" shares and Class "C" shares are dedicated to the PPP.

Class "B" shares began trading on the BCBA on March 30, 1992 and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts ("ADR" or "ADS") upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company's ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class "B" shares. As from July 15, 1997 Class "B" shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

            MONTH            1999      2000      2001        2002       2003
            -----          -----------------------------------------------------
                            PRICE PER SHARE (in Argentine pesos as of each date)
                           -----------------------------------------------------
       January               4.80      7.41      4.48        2.68       2.14
       February              5.39      8.37      3.25        2.34       2.48
       March                 5.44      6.94      3.13        1.79
       April                 6.85      5.55      3.15        1.15
       May                   5.69      4.94      3.14        0.74
       June                  5.50      5.52      3.09        0.60
       July                  5.39      5.12      1.97        0.68
       August                5.63      4.70      1.97        0.74
       September             5.42      4.35      1.71        0.70
       October               5.50      3.54      1.25        0.99
       November              5.85      2.96      1.26        1.59
       December              6.88      3.04      1.81        1.69

..    SHARE OWNERSHIP PROGRAM

The PPP, established by the Argentine government, included 10% of the Company's shares, representing the Class "C" shares transferred to the former employees of ENTel by the government in December 1992. These shares were pledged to guarantee the balance of the sales price owed by the Company's shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Shares held by the Guaranty and Repurchase Fund (the "Fund") of the PPP were restricted from sale until an injunction was released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders' Meeting of March 14, 2000 approved the conversion of 52,505,360 Class "C" shares affected to the PPP into Class "B" shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of December 31, 2002, 52,415,411 Class "C" shares have been converted into Class "B" shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class "C" shares held by the Fund into Class "B" shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion requires a Shareholders' Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class "C" shares into Class "B" shares in order to avoid holding successive Meetings every time any shares held by the Fund were released from precautionary measures. The PPP Inspector informed that he had not gotten the judicial authorization yet. The Company is considering this matter.

..    TRANSFER OF TELECOM'S LISTED SHARES AND CORPORATE BONDS TO A REDUCED
     TRADING PANEL

As long as the negative retained earnings absorb the totality of reserves and more than fifty per cent of the adjusted capital stock, because of the serious economic situation described in Note 3, the BCBA resolved to trade Telecom's listed shares in a reduced trading panel, according to the provisions of Section 38 incise b) of the Rules to List in the BCBA. By the same causes and as a consequence of the suspension of payments of its financial debt, it has also been transferred to a reduced trading panel the trading of the Company's Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

..    ADRS LISTING IN NYSE

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. The Company replied to the NYSE informing that the necessary actions would be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders' Meeting.

After ratifying its intention of adopting the provisions necessary to meet the minimum price criterion set forth by the NYSE and, thus, maintain Telecom's ADRs listing in the market, the NYSE was informed that the issue would be submitted to the Shareholders' consideration including it in the Agenda of the next Annual Shareholders' Meeting. It should be noted that in the meantime, Telecom's share price

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

increased and ADRs met once again NYSE's standards on minimum price per ADR. Therefore, the Board could propose the Shareholders' Meeting that it should grant the Board the powers to order an increase in the number of shares evidenced by each Telecom ADR (the "Ratio Change"), if it were necessary to comply with the ADR minimum price criterion, or if the Board deemed it convenient.

NOTE 10 - INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

..    INCOME TAX

The composition of the income tax recorded in the consolidated statement of operations is the following:

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                           2002      2001       2000
-------------------------------------------------------------------------------------------------------------------
Current tax (expense) benefit                                                                -      (105)       (87)
Deferred income tax benefit                                                              1,980        57        (23)
Restatement in constant pesos                                                            1,144       (60)      (130)
Deferred income tax (expense) related to the restatement in constant pesos of
 fixed and other assets                                                                 (1,276)        -          -
                                                                                    -------------------------------
                                                                           Subtotal      1,848      (108)      (240)
Allowances for net deferred tax assets                                                    (554)       (3)         -
                                                                                    -------------------------------
Total                                                                                    1,294      (111)      (240)
                                                                                    ===============================

..    DEFERRED INCOME TAX

Telecom group has accounted for income taxes under the deferral method according to the FACPCE RT 17.

Deferred income tax provision at each year/period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

To account for these differences, it is used the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of operations. In these aspects, RT 17 is substantially consistent with SFAS 109 and with IAS 12.

Deferred tax credit recoverable value depends on the existence of future profits subject to income tax sufficient to be used before the legal lapse of the right. To that respect, the management of the Company considers that, due to Decree No. 2568/02 mentioned in Note 3, Telecom's and Personal's probability of recovering deferred tax credits was significantly affected generating uncertainty as to its recovery capacity.

Therefore, in accordance with Argentine GAAP and applying a cautious criterion, the management of the Company has decided to provision the total of Telecom's and Personal's deferred tax credits.

The following summarizes the composition of the deferred income taxes:

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,                                            2002           2001
-------------------------------------------------------------------------------------------------------------
NET CURRENT DEFERRED TAX ASSETS (LIABILITIES)
Allowance for doubtful accounts receivable                                                  95            168
Capital leases                                                                              (1)            24
Reserves                                                                                     3              4
Fixed assets                                                                              (346)           (31)
Intangible assets                                                                          (29)           (15)
Capitalized financial results on fixed and intangible assets, net of
 depreciation                                                                              (78)           (20)
Income tax loss carryforward                                                               279              2
Foreign currency exchange differences originated in the devaluation
 of the peso                                                                                64              -
Others                                                                                      17             20
                                                                                    -------------------------
Total net current deferred tax assets                                                        4            152
                                                                                    =========================
NET NON CURRENT DEFERRED TAX ASSETS (LIABILITIES)
Capital leases                                                                               -              4
Reserves                                                                                    49             46
Retirement benefits                                                                          2              7
Fixed assets                                                                            (1,436)          (369)
Intangible assets                                                                          (38)           (26)
Capitalized financial results on fixed and intangible assets, net of
 depreciation                                                                             (284)          (183)
Income tax loss carryforward                                                             1,980             63
Foreign currency exchange differences originated in the devaluation
 of the peso                                                                               292              -

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Others                                                                                       4             17
                                                                                    -------------------------
Total net non current deferred tax assets (liabilities)                                    569           (441)
                                                                                    -------------------------
          Subtotal net deferred tax assets (liabilities)                                   573           (289)
Allowances for net deferred tax assets                                                    (560)           (13)
                                                                                    -------------------------
Total net deferred tax assets (liabilities), net of allowances                              13           (302)
                                                                                    =========================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The reconciliation of pre-tax income at the statutory rate, to the income tax expense presented in the consolidated financial statements for the years/period ended December 31, 2002, 2001 and 2000 is as follows:

    -----------------------------------------------------------------------------------------------------
    YEARS/PERIOD ENDED DECEMBER 31,                                    2001         2000          1999
    -----------------------------------------------------------------------------------------------------
    Pre-tax income tax calculated at the statutory rate (35%)            1,986          (74)         (209)
    PERMANENT DIFFERENCES
    Equity losses from related companies and depreciation of
     goodwill                                                              (12)          (8)           (6)
    PCS license amortization                                                 -          (15)           (9)
    Allowances for net deferred tax assets                                (554)          (3)            -
    Restatement in constant pesos of permanent differences                (114)           -             -
    Others, net                                                            (12)         (11)          (16)
                                                                    -------------------------------------
                                                                         1,294         (111)         (240)
                                                                    =====================================

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at December 31, 2002 is as follows:

        EXPIRATION DATE     THE COMPANY     PUBLICOM     PERSONAL     NUCLEO    CONSOLIDATED
        ---------------    -------------   ----------   ----------   --------   ------------
        2003                           -            -            1          -              1
        2004                           -            -            -          6              6
        2005                           -            -            2         12             14
        2006                           -            -           18          -             18
        2007                       1,804            6          410          -          2,220
                           -----------------------------------------------------------------
        Total                      1,804            6          431         18          2,259
                           =================================================================

NOTE 11 - CAPITAL LEASES

At December 31, 2002 the Company holds capital leases in the amount of 2, which due dates are within fiscal year 2003. A summary by major class of fixed assets covered by capital leases at December 31, 2002 is as follows:

                                    BOOK VALUE         LEASE TERMS     AMORTIZATION PERIOD
                                  --------------     ---------------   -------------------
    Computer equipment                        37       3 to 4 years    2, 3 and 6 years
    Accumulated depreciation                 (27)
                                  --------------
    Net value                                 10
                                  ==============

NOTE 12 - COMMITMENTS AND CONTINGENCIES

..    PURCHASE COMMITMENTS

At December 31, 2002, the Group had entered into purchase contracts with domestic and foreign vendors totaling 24 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

..    CONTINGENCIES

In the normal course of operations, the Company is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to the Company's assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate the Company regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by the issuance of bonds to the Company. At December 31, 2002 pending amounts claimed in legal proceedings total 14.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

In November 1995 the Company, Telefonica, Telintar and the Argentine government were served notice of a complaint by a consumer group, "Consumidores Libres Cooperativa Limitada de Provision de Servicios Communitarios". The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Court of Appeals rejected some claims and deferred decisions on others until a formal decision is made, being in an evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, the Company was served notice about this preliminary injunction and has filed an extraordinary appeal before the Argentine Supreme Court of Justice.

In addition, the recent enactment of Law No. 25561 has adopted an analogous decision by suspending US dollars or foreign currency adjustments clauses adopted under public contracts executed by the National Government, including works and public services.

On October 30, 2002, the CNC, through Resolution No. 1144/02, required the Company not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. The Company has filed an appeal against this resolution.

Although the outcome of the above mentioned contingencies may not be predicted with certainty, the management of the Company and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Company operations or financial position.

NOTE 13 - RENEGOTIATION OF CONTRACTS WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

..    the impact of the tariffs upon the competitiveness of the economy and the income distribution;
..    the quality of the services and plans of investments, if they are contractually foreseen;
..    the client's interests and the possibility to access of the services;
..    the security of the systems;

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission ______ and ________ Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002.

In order to comply with said renegotiation procedure, the Company duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation.

NOTE 14 - SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of the Company's tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies' financial debt in Argentina. Notwithstanding this, the Company will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of December 31, 2002, the Telecom Group had principal debt due of US$593 million, Euro 253 million, Yen 5,143 million and $179 million, and accrued interest due of US$45 million, Euro 42 million, Yen 212 million and $11 million. At the date of issuance of these consolidated financial statements, the Telecom Group has principal debt due of US$636 million, Euro 253 million, Yen 5,143 million and $179 million and accrued interest due of US$47 million, Euro 42 million, Yen 248 million and $11 million.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various causes of unfulfillment, among others:

..    Failure to pay principal or interest of the pertinent loan at maturity;
..    Failure to pay principal or interest of any other debt contracted either by
     Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 million ("cross default" clauses);

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    Telecom's written admission of its inability to meet the commitments at maturity;
..    Any final judgement providing for the payment of an aggregate equal or exceeding US$20 million;
..    Telecom or any of its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5 %.

At the date of issuance of these consolidated financial statements, some creditors of Telecom and Personal with debts exceeding an aggregate of US$20 million have exercised their rights to accelerate their maturity.

The Board of Directors has taken and will continue to take the pertinent measures to preserve the Company's value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt and the debt of its subsidiaries in Argentina to propose in due time to its creditors. Likewise, the subsidiary Nucleo is entering into a renegotiation process of its financial debt with its financial creditors.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

In this way, on February 12, 2003 and jointly with Personal, the Company announced their intention to launch cash tender offers for a portion of their financial debt obligations and to make partial interest payments on their financial debt obligations. The timing and launch of the tender offers are subject to obtaining the approval or authorization from the BCRA (for both the tender offers and the partial interest payments), the CNV, the BCBA and other regulatory authorities, as appropriate. Additionally, the closing of the tender offers will be subject to a number of conditions as described in the documents relating to the tender offers which will be distributed upon the launch of the tender offers.

The tender offers will be open to the holders of all financial debt obligations of Telecom and Personal, including banks and bondholders. Subject to obtaining all necessary regulatory approvals, the tender offers are expected to be launched in March 2003.

The Company and Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations. Under the modified reverse Dutch auction process, the respective purchase prices will be determined by Telecom and Personal, as the case may be, based on offers submitted by holders of the debt obligations within a specified price range. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the companies' debt obligations as of June 24, 2002, without giving effect to any accrued but unpaid interest, but will not be finally determined until the launch of the tender offers.

The purchase price will be the lowest price specified by the holders within the price range that will enable Telecom and Personal to use cash of up to the equivalent of US$260 million and US$45 million, respectively, to purchase portions of their financial debt obligations. The purchase price will be paid in the respective currency of such debt obligations. All holders whose offers are accepted will receive the same purchase price.

Publicom also expects to conduct a similar tender offer for its financial indebtedness and to make partial interest payments.

The Company and Personal have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments will be paid on all financial debt obligations, independent of creditors' participation in the tender offers. The partial interest payments are subject to obtaining the necessary regulatory approvals for both the tender offers and the partial interest payments.

The companies are working on the preparation of all the relevant documentation to make all necessary filings and obtain all necessary approvals and authorizations to carry out the tender offers and the partial interest payments as described above. Any further information relating to these transactions shall be published in a timely manner and through appropriate channels.

The tender offers and the partial interest payments are the first steps of the companies' plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones are acting as dealer managers for the tender offers.

VALUATION AND DISCLOSURE OF DEBT AS OF DECEMBER 31, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, the Group has estimated additional costs for economic penalties of approximately $34 million as of December 31, 2002, which have been included in Debt in the consolidated balance sheets. At the date of issuance of these consolidated financial statements, the modality and opportunity of payment of capital and accrued compensatory interests are the main subjects of the debt restructuring process. So that, and considering the special circumstances out of the Company's control that led the Group to the suspension of principal and interest payments of all its financial debt, the Company's legal counsels believe that the Company would have a remote probability of accruing any additional cost at the end of this process.

In disclosure matters, during March 2002, the Company classified its debt considering the original maturities because it had been announced the above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights at the date of issuance of the consolidated financial statements at June 30, 2002, the management of the Company decided, as from that date, to disclose debt with an original non current maturity as current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. As of December 31, 2002, this reclassification is approximately $4,813 million. In this way, there are no accounting differences between the Company's accounting policies and U.S.GAAP (SFAS 78).

NOTE 15 - CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

Due to the economic-financial situation described in Note 3, the Company has significantly reduced its shareholders' equity at year-end as a consequence of the losses reported in the present fiscal year, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of the Company's shareholders' equity depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular,: (a) on the fluctuation of the U.S. dollar exchange rate given its impact in the Group's liabilities valuation (93% of the consolidated liabilities as of December 31, 2002 is in foreign currency), (b) on the results of the renegotiation of contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows to face its financial obligations in the current maturity dates and (c) the results on the Group's debt restructuring process.

As the condition described in the first paragraph continues at the date of issuance of these consolidated financial statements, the Company would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94 incise 5 sets forth as a cause of dissolution of a company the loss of capital

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

stock. This situation arises when the Company reports a negative shareholders' equity.

NOTE 16 - CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies. For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, the Company takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions have been allocated to voice, data and Internet services.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED INFORMATION BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31,
2002

..    STATEMENTS OF OPERATIONS

                                                      VOICE, DATA      CELLULAR     DIRECTORIES      TOTAL BY
                                                     AND INTERNET     TELEPHONE       EDITION        BUSINESS
                                                       SERVICES        SERVICE                       SEGMENT
---------------------------------------------------------------------------------------------------------------
Net sales                                                    2,932          1,028             23          3,983

Wages and social benefits                                     (469)           (91)           (23)          (583)
Turnover tax                                                   (90)           (40)            (1)          (131)
Materials and supplies                                        (143)           (32)           (11)          (186)
Bad debts expense                                             (128)           (54)            (6)          (188)
Interconnection costs                                         (140)             -              -           (140)
Settlement outgoing expenses                                  (102)             -              -           (102)
Lease of circuits                                              (24)           (17)             -            (41)
Fees for debt restructuring process                            (15)            (3)             -            (18)
Fees and counsel services                                      (14)            (2)             -            (16)
Repayment for services                                         (70)            (8)            (3)           (81)
Management fees                                                (23)             -              -            (23)
Advertising                                                    (14)           (14)             -            (28)
Cost of cellular handsets                                        -            (12)             -            (12)
Agent commissions and card sales                               (25)           (21)             -            (46)
Others                                                        (297)          (214)            (4)          (515)
                                                    -----------------------------------------------------------
EBITDA                                                       1,378            520            (25)         1,873
Depreciation of fixed assets                                (1,547)          (412)            (6)        (1,965)
Amortization of intangible assets                              (65)           (45)             -           (110)
                                                    -----------------------------------------------------------
Operating profit (loss)                                       (234)            63            (31)          (202)
Equity losses from related companies                           (15)             -             (8)           (23)
Depreciation of goodwill                                       (10)             -              -            (10)
Financial and holding results                               (4,243)          (993)           (27)        (5,263)
Other expenses, net                                           (100)           (58)           (17)          (175)
                                                    -----------------------------------------------------------
Net income (loss) before income tax and minority
 interest                                                   (4,602)          (988)           (83)        (5,673)
Income tax                                                   1,097            184             13          1,294
Minority interest                                                -             25              -             25
                                                    -----------------------------------------------------------
Net income (loss)                                           (3,505)          (779)           (70)        (4,354)
===============================================================================================================
AMOUNTS UNDER U.S.GAAP
EBITDA                                                       1,272            487            (34)         1,725
Operating profit (loss)                                       (252)            76            (40)          (216)
---------------------------------------------------------------------------------------------------------------
PROFITABILITY MARGINS (%)
  EBITDA                                                      47.0           50.6         (108.7)          47.0
  Operating margin                                            (8.0)           6.1         (134.8)          (5.1)
  Pretax profit (loss)/Net sales                            (157.0)         (96.1)        (360.9)        (142.4)
  Net income (loss)/Net sales                               (119.5)         (75.8)        (304.3)        (109.3)
  EBITDA margin under U.S.GAAP                                43.4           47.4         (147.8)          43.3
  Operating margin under U.S.GAAP                             (8.6)           7.4         (173.9)          (5.4)

  ROA (Operating profit (loss)/total assets at
   beginning of fiscal year) (on an annual basis)             (2.1)           1.9          (20.0)          (1.4)
  ROE (Net income (loss)/Shareholders' equity less
   net income (loss)) (on an annual basis)                       -              -              -          (84.3)
---------------------------------------------------------------------------------------------------------------
..    EQUITY INFORMATION
---------------------------------------------------------------------------------------------------------------
Net balance of fixed assets (Exhibit A)                      7,823          1,787              8          9,618
Net balance of intangible assets (Exhibit B)                   176            757              4            937
Investment in fixed assets (Exhibit A)                         172             63              1            236
Investment in intangible assets (Exhibit B)                      1             26              -             27
Fixed assets depreciation (Exhibit A)                       (1,547)          (415)            (6)        (1,968)
Intangible assets amortization (Exhibit B)                     (72)           (50)             -           (122)
---------------------------------------------------------------------------------------------------------------
..    STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------
Cash flows provided by operating activities                  1,288            367              -          1,655
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Fixed assets and intangible assets acquisitions               (258)          (153)             -           (411)
Other investments not considered as cash or cash
 equivalents                                                   111            (10)             -            101
---------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities                (147)          (163)             -           (310)
---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds and repayments of debt, net                            (4)           (20)             -            (24)
Payment of interest and related expenses                      (354)           (88)            (1)          (443)
Cash and cash equivalents transfer between segments            (84)            84              -              -
---------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing
 activities                                                   (442)           (24)            (1)          (467)
----------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                          699            180             (1)           878
Cash and cash equivalents at the beginning of year             354             70              2            426
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at year end                        1,053            250              1          1,304
---------------------------------------------------------------------------------------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED INFORMATION BY BUSINESS SEGMENT FOR THE YEAR ENDED
DECEMBER 31, 2001

..    STATEMENTS OF OPERATIONS

                                                      VOICE, DATA      CELLULAR                      TOTAL BY
                                                     AND INTERNET      TELEPHONE    DIRECTORIES       BUSINESS
                                                       SERVICES         SERVICE       EDITION         SEGMENT
---------------------------------------------------------------------------------------------------------------
Net sales                                                    5,093          1,809            102          7,004

Wages and social benefits                                     (875)          (177)           (89)        (1,141)
Turnover tax                                                  (161)           (68)            (4)          (233)
Materials and supplies                                        (284)           (37)           (26)          (347)
Bad debts expense                                             (403)          (134)           (26)          (563)
Interconnection costs                                         (212)             -              -           (212)
Settlement outgoing expenses                                   (70)             -              -            (70)
Lease of circuits                                              (37)           (31)             -            (68)
Fees and counsel services                                      (28)            (9)             -            (37)
Repayment for services                                        (138)           (15)           (24)          (177)
Management fees                                               (229)             -              -           (229)
Advertising                                                   (131)           (46)            (2)          (179)
Cost of cellular handsets                                        -           (113)             -           (113)
Agent commissions and card sales                               (48)           (65)             -           (113)
Others                                                        (430)          (372)           (11)          (813)
                                                    -----------------------------------------------------------
EBITDA                                                       2,047            742            (80)         2,709
Depreciation of fixed assets                                (1,282)          (391)            (4)        (1,677)
Amortization of intangible assets                              (70)           (63)             -           (133)
                                                    -----------------------------------------------------------
Operating profit (loss)                                        695            288            (84)           899
Equity losses from related companies                            (6)             -              -             (6)
Depreciation of goodwill                                       (17)            (1)             -            (18)
Financial and holding results                                 (358)          (145)             -           (503)
Other expenses, net                                            (98)           (22)            (9)          (129)
Unusual losses                                                 (26)            (7)             -            (33)
                                                    -----------------------------------------------------------
Net income (loss) before income tax and minority
 interest                                                      190            113            (93)           210
Income tax                                                     (85)           (59)            33           (111)
                                                    -----------------------------------------------------------
Net income (loss)                                              105             54            (60)            99
===============================================================================================================
AMOUNTS UNDER U.S.GAAP
EBITDA                                                       1,955            721            (89)         2,587
Operating profit (loss)                                        603            267            (93)           777
---------------------------------------------------------------------------------------------------------------
PROFITABILITY MARGINS (%)
  EBITDA                                                      40.2           41.0          (78.4)          38.7
  Operating margin                                            13.6           15.9          (82.4)          12.8
  Pretax profit (loss)/Net sales                               3.7            6.2          (91.2)           3.0
  Net income (loss)/Net sales                                  2.1            3.0          (58.8)           1.4
  EBITDA margin under U.S.GAAP                                38.4           39.9          (87.3)          36.9
  Operating margin under U.S.GAAP                             11.8           14.8          (91.2)          11.1

  ROA (Operating profit (loss)/total assets at
   beginning of fiscal year) (on an annual basis)              5.8            8.2          (59.2)           5.8
  ROE (Net income (loss)/Shareholders' equity less
   net income (loss)) (on an annual basis)                       -              -              -            1.8
---------------------------------------------------------------------------------------------------------------
..    EQUITY INFORMATION
---------------------------------------------------------------------------------------------------------------
Net balance of fixed assets (Exhibit A)                      8,708          1,814             13         10,535
Net balance of intangible assets (Exhibit B)                   249            780              4          1,033
Investment in fixed assets (Exhibit A)                         722            297              7          1,026
Investment in intangible assets (Exhibit B)                     15             66              -             81
Fixed assets depreciation (Exhibit A)                       (1,282)          (391)            (4)        (1,677)
Intangible assets amortization (Exhibit B)                     (77)           (67)             -           (144)
---------------------------------------------------------------------------------------------------------------
..    STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------
Cash  flows   provided  by  (used  for)   operating
 activities                                                  1,981            430              4          2,415
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Fixed, intangible asset and investment acquisitions           (848)          (546)            (7)        (1,401)
Other  investments  not  considered as cash or cash
 equivalents                                                    (7)             -              -             (7)
---------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities                (855)          (546)            (7)        (1,408)
---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds and repayments of debt, net                            40            107              4            151
Payment of interest and related expenses                      (811)          (146)             -           (957)
Dividends paid                                                (464)             -              -           (464)
Cash and cash equivalents transfer between segments           (218)           218              -              -
---------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing
 activities                                                 (1,453)           179              4         (1,270)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents              (327)            63              1           (263)
Cash and cash equivalents at the beginning of year             682              7              -            689
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at year end                          355             70              1            426
---------------------------------------------------------------------------------------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED INFORMATION BY BUSINESS SEGMENT FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2000

..    STATEMENTS OF OPERATIONS

                                                      VOICE, DATA      CELLULAR     DIRECTORIES      TOTAL BY
                                                     AND INTERNET     TELEPHONE       EDITION        BUSINESS
                                                       SERVICES        SERVICE                       SEGMENT
---------------------------------------------------------------------------------------------------------------
Net sales                                                    5,327          1,907            115          7,349

Wages and social benefits                                     (845)          (164)           (89)        (1,098)
Turnover tax                                                  (160)           (59)            (4)          (223)
Materials and supplies                                        (323)           (28)           (31)          (382)
Bad debts expense                                             (216)          (111)            (7)          (334)
Interconnection costs                                         (301)             -              -           (301)
Settlement outgoing expenses                                   (94)             -              -            (94)
Lease of circuits                                              (40)           (24)             -            (64)
Fees and counsel services                                      (39)           (15)             -            (54)
Repayment for services                                        (124)           (23)            (7)          (154)
Management fees                                               (286)             -              -           (286)
Advertising                                                   (152)           (55)            (2)          (209)
Cost of cellular handsets                                        -           (175)             -           (175)
Agent commissions and card sales                               (72)          (221)             -           (293)
Others                                                        (439)          (334)           (11)          (784)
                                                    -----------------------------------------------------------
EBITDA                                                       2,236            698            (36)         2,898
Depreciation of fixed assets                                (1,294)          (286)            (4)        (1,584)
Amortization of intangible assets                              (64)           (52)             -           (116)
                                                    -----------------------------------------------------------
Operating profit (loss)                                        878            360            (40)         1,198
Equity losses from related companies                            (2)             -              -             (2)
Depreciation of goodwill                                       (15)             -              -            (15)
Financial and holding results                                 (325)           154)             -           (479)
Other expenses, net                                            (96)            (7)            (2)          (105)
                                                    -----------------------------------------------------------
Net income (loss) before income tax and minority
 interest                                                      440            199            (42)           597
Income tax                                                    (183)           (72)            15           (240)
Minority interest                                                -              2              -              2
                                                    -----------------------------------------------------------
Net income (loss)                                              257            129            (27)           359
===============================================================================================================
AMOUNTS UNDER U.S.GAAP
EBITDA                                                       2,160            681            (37)         2,804
Operating profit (loss)                                        802            343            (41)         1,104
---------------------------------------------------------------------------------------------------------------
PROFITABILITY MARGINS (%)
  EBITDA                                                      42.0           36.6          (31.3)          39.4
  Operating margin                                            16.5           18.9          (34.8)          16.3
  Pretax profit (loss)/Net sales                               8.3           10.4          (36.5)           8.1
  Net income (loss)/Net sales                                  4.8            6.8          (23.5)           4.9
  EBITDA margin under U.S.GAAP                                40.5           35.7          (32.2)          38.2
  Operating margin under U.S.GAAP                             15.1           18.0          (35.7)          15.0

  ROA (Operating profit (loss)/total assets at
   beginning of fiscal year) (on an annual basis)              7.2           12.4          (30.5)           7.8
  ROE (Net income (loss)/Shareholders' equity less
   net income (loss)) (on an annual basis)                       -              -              -            6.6
---------------------------------------------------------------------------------------------------------------
..    EQUITY INFORMATION
---------------------------------------------------------------------------------------------------------------
Net balance of fixed assets (Exhibit A)                      9,336          1,911             10         11,257
Net balance of intangible assets (Exhibit B)                   311            778              7          1,096
Investment in fixed assets (Exhibit A)                       1,307            672              4          1,983
Investment in intangible assets (Exhibit B)                     63             74              -            137
Fixed assets depreciation (Exhibit A)                       (1,294)          (286)            (4)        (1,584)
Intangible assets amortization (Exhibit B)                     (71)           (52)             -           (123)
---------------------------------------------------------------------------------------------------------------
..    STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------
Cash  flows   provided  by  (used  for)   operating
 activities                                                  2,327            201              6          2,534
---------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Non  current  investments  and  related  intangible
 asset acquisitions                                            (15)             -              -            (15)
Fixed asset and intangible asset acquisitions               (1,188)          (607)            (4)        (1,799)
Other  investments  not  considered as cash or cash
 equivalents                                                   436              -              -            436
---------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities                (767)          (607)            (4)        (1,378)
---------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds and repayments of debt, net                          (254)           364             (2)           108
Payment of interest and related expenses                      (581)          (129)             -           (710)
Dividends paid                                                (292)             -              -           (292)
Cash and cash equivalents transfer between segments           (137)           137              -              -
---------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for) financing
 activities                                                 (1,264)           372             (2)          (894)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents               296            (34)             -            262
Cash and cash equivalents at the beginning of period           388             39              -            427
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at period end                        684              5              -            689
---------------------------------------------------------------------------------------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 17 - CONSOLIDATED QUARTERLY INFORMATION (unaudited)

                                                                                   NET FINANCIAL AND           NET
                                                                    OPERATING      HOLDING RESULTS -         INCOME
     QUARTER ENDED                NET SALES           EBITDA         PROFIT           INCOME (LOSS)           (LOSS)
---------------------------------------------------------------------------------------------------------------------
YEAR 2002:
March 31,                               1,354             621              78                  (5,381)         (3,715)
June 30,                                  923             393            (121)                 (1,489)           (904)
September 30,                             851             393            (132)                  1,051             479
December 31,                              855             466             (27)                    556            (214)
                                 ------------------------------------------------------------------------------------
                                        3,983           1,873            (202)                 (5,263)         (4,354)
                                 ------------------------------------------------------------------------------------
YEAR 2001:
March 31,                               1,783             690             249                    (122)             68
June 30,                                1,728             691             236                    (121)             21
September 30,                           1,805             741             283                    (121)             49
December 31,                            1,688             587             131                    (139)            (39)
                                 ------------------------------------------------------------------------------------
                                        7,004           2,709             899                    (503)             99
                                 ------------------------------------------------------------------------------------
YEAR 2000:
March 31,                               1,797             727             321                    (113)             98
June 30,                                1,858             738             325                    (130)            128
September 30,                           1,863             727             308                    (121)             67
December 31,                            1,831             706             244                    (115)             66
                                 ------------------------------------------------------------------------------------
                                        7,349           2,898           1,198                    (479)            359
---------------------------------------------------------------------------------------------------------------------

NOTE 18 - RELEVANT ADDITIONAL INFORMATION

The information described in this note is not required by Argentine GAAP, so that it is additional information.

The management of the Company considers useful this information in order to facilitate the analysis and understanding of the main business variables and, particularly, the way in which the restatement in constant pesos process has impacted in sales, operating costs, EBITDA, financial and holding results and the different captions of the consolidated statement of cash flows.

So that, the historical amounts, which have been used to determine the figures in constant pesos at December 31, 2002, 2001 and 2000, are as follows:

..    CONSOLIDATED NET SALES

      YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                2002        2001       2000
     ------------------------------------------------------------------------------------------------------------
      NATIONAL BASIC TELEPHONE SERVICE
        Local measured service                                                        439         439         423
        DLD measured service                                                          370         377         434
        Monthly basic charges                                                         494         553         540
        Supplementary services (monthly charges)                                       95         112         128
        Installation fees                                                              17          24          22
        Public telephones                                                             152         172         199
        Interconnection fixed                                                         104          81         145
        Interconnection cellular                                                       32          19          34
        Lease of lines and circuits fixed                                              15          22          14
        Lease of lines and circuits cellular                                           18          17          16
        Others                                                                         50          69          44
                                                                                ---------------------------------
                                       Total National basic telephone service       1,786       1,885       1,999
                                                                                ---------------------------------
      INTERNATIONAL TELEPHONE SERVICE
         Outgoing revenues                                                            136         123         132
         Settlement revenues (net)                                                     75          33          54
                                                                                ---------------------------------
                                        Total International telephone service         211         156         186
                                                                                ---------------------------------
      DATA TRANSMISSION
         Terrestrial network                                                           84          68          70
         Lease of data circuits                                                        25          35          32
         Internet traffic                                                             107          95          76
         International connectivity                                                    66          40          34
         Others                                                                        17          24          20
                                                                                ---------------------------------
                                                      Total Data transmission         299         262         232
                                                                                ---------------------------------
      INTERNET
         Internet monthly fee                                                          46          31          24
                                                                                ---------------------------------
                                                               Total Internet          46          31          24
                                                                                ---------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

      YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                 2002       2001        2000
     ------------------------------------------------------------------------------------------------------------
      CELLULAR TELEPHONY
      .   PERSONAL
        Monthly fee and measured service                                              236         303         318
        Pre-paid card                                                                 124         106          66
        Calling Party Pays                                                            225         245         304
        Others                                                                        102         114         128
                                                                                ---------------------------------
                                                                                      687         768         816
                                                                                ---------------------------------
      .   NUCLEO
        Monthly fee and measured service                                               50          17          15
        Pre-paid card                                                                  28           8          11
        Calling Party Pays                                                             82          32          29
        Others                                                                         16           4           3
                                                                                ---------------------------------
                                                                                      176          61          58
                                                                                ---------------------------------
                                                     Total cellular telephony         863         829         874
                                                                                ---------------------------------
                                                    Total directories edition          23          47          53
                                                                                ---------------------------------
      Total historical net sales                                                    3,228       3,210       3,368
      Restatement in constant pesos                                                   755       3,794       3,981
                                                                                ---------------------------------
      Total net sales in constant pesos                                             3,983       7,004       7,349
                                                                                =================================
..    CONSOLIDATED OPERATING COSTS
      Wages and social benefits                                                      (461)       (523)       (503)
      Taxes                                                                           (77)        (86)        (75)
      Taxes on bank debits and credits (*)                                            (37)          -           -
      Turnover tax                                                                   (107)       (107)       (102)
      Materials and supplies                                                         (143)       (159)       (175)
      Transport and freight                                                           (31)        (44)        (40)
      Bad debt expense                                                               (127)       (258)       (153)
      Interconnection costs                                                          (112)        (97)       (138)
      Settlement outgoing expenses                                                    (83)        (32)        (43)
      Lease of circuits                                                               (41)        (31)        (29)
      Fees for debt restructuring process                                             (18)          -           -
      Fees and counsel services                                                       (13)        (17)        (25)
      Repayment for services                                                          (65)        (81)        (71)
      Management fees                                                                 (13)       (105)       (131)
      Advertising                                                                     (22)        (82)        (96)
      Cost of cellular handsets                                                       (10)        (52)        (80)
      Agent commissions and card sales                                                (41)        (52)       (134)
      Other                                                                          (273)       (242)       (245)
                                                                                ---------------------------------
      Total historical operating costs                                             (1,674)     (1,968)     (2,040)
      Restatement in constant pesos                                                  (436)     (2,327)     (2,411)
                                                                                ---------------------------------
      Total operating costs in constant pesos                                      (2,110)     (4,295)     (4,451)
                                                                                =================================
     (*) At December'01 were disclosed in unusual losses.

..    CONSOLIDATED EBITDA
      Historical net sales                                                          3,228       3,210       3,368
      Historical operating costs                                                   (1,674)     (1,968)     (2,040)
                                                                                ---------------------------------
      Historical EBITDA                                                             1,554       1,242       1,328
      Restatement in constant pesos                                                   319       1,467       1,570
                                                                                ---------------------------------
      EBITDA in constant pesos                                                      1,873       2,709       2,898
                                                                                =================================

..    CONSOLIDATED FINANCIAL AND HOLDING RESULTS
      Interest earned on short term investments and trade accounts receivable         119          63          66
      Foreign currency exchange gains                                                 768          (1)          -
      Results on holding of national and provincial public bonds by
       collection                                                                     (32)          -           -
      Other financial results                                                          11          (6)          7
                                                                                ---------------------------------
         Historical financial results generated by assets                             866          56          73
      Restatement in constant pesos                                                (2,407)         63          90
                                                                                ---------------------------------
          Financial and holding results in constant pesos generated by assets      (1,541)        119         163
                                                                                ---------------------------------
      Interest on debt                                                               (784)       (304)       (295)
      Foreign currency exchange losses                                             (7,949)         (6)          2
      Results from swap cancellation                                                 (247)          -           -
      Other financial results                                                         (16)        (22)        (60)
                                                                                ---------------------------------
         Historical financial results generated by liabilities                     (8,996)       (332)       (353)
      Restatement in constant pesos                                                 4,317        (393)       (418)
                                                                                ---------------------------------
          Financial and holding results in constant pesos generated by
           liabilities                                                             (4,679)       (725)       (771)
                                                                                ---------------------------------
      Capitalized interest and foreign currency exchange differences by debt
       on work in progress and intangible assets in constant pesos                     66         103         129
      Capitalized foreign currency exchange differences by debt for fixed
       assets acquisition in constant pesos                                           891           -           -
                                                                                ---------------------------------
      Total financial and holding results in constant pesos                        (5,263)       (503)       (479)
                                                                                =================================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    CONSOLIDATED STATEMENT OF CASH FLOWS

      YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                 2002        2001        2000
     ------------------------------------------------------------------------------------------------------------
      CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
         Net income (loss) in constant pesos                                       (4,354)         99         359
         Depreciation of fixed assets and amortization of intangible assets         2,160       2,240       1,918
         Historical foreign currency exchange differences by assets                   200           -           -
         Other results and a decrease or increase in assets and liabilities         3,606      (1,217)     (1,115)
                                                                                ---------------------------------
            Total historical cash flows provided by operating activities            1,612       1,122       1,162
         Restatement in constant pesos                                                 43       1,293       1,372
                                                                                ---------------------------------
      Total cash flows provided by operating activities in constant pesos           1,655       2,415       2,534
                                                                                ---------------------------------
      CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
         Fixed asset and intangible asset acquisition                                (294)       (642)       (825)
         Investments not considered as cash or cash equivalents                       114          (3)        193
                                                                                ---------------------------------
            Total historical cash flows used for investing activities                (180)       (645)       (632)
         Restatements in constant pesos                                              (130)       (763)       (746)
                                                                                ---------------------------------
      Total cash flows used for investing activities in constant pesos               (310)     (1,408)     (1,378)
                                                                                ---------------------------------
      CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
         Proceeds and repayments of debt, net                                         (21)         69          49
         Payment of interest and related expenses                                    (302)       (439)       (325)
         Dividends paid                                                                 -        (213)       (134)
                                                                                ---------------------------------
            Total historical cash flows used for financing activities                (323)       (583)       (410)
         Restatement in constant pesos                                               (144)       (687)       (484)
                                                                                ---------------------------------
      Total cash flows used for financing activities in constant pesos               (467)     (1,270)       (894)
                                                                                ---------------------------------
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS in constant pesos              878        (263)        262
      CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD in
       constant pesos                                                                 426         689         427
                                                                                ---------------------------------
      CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END in constant pesos                1,304         426         689
                                                                                =================================

NOTE 19 - UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the
Company:

..    BALANE SHEETS

AT DECEMBER 31,                                     2002              2001
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks                                            34               66
Investments                                            1,187              316
Trade accounts receivable                                382              986
Other receivables                                         53              561
                                                 ----------------------------
Total current assets                                   1,656            1,929
                                                 ----------------------------
NON-CURRENT ASSETS
Trade accounts receivable                                  -                2
Other receivables                                         79               41
Investments                                              539            1,402
Fixed assets                                           7,821            8,707
Intangible assets                                        176              249
Goodwill                                                   -               10
                                                 ----------------------------
Total non-current assets                               8,615           10,411
                                                 ----------------------------
Total assets                                          10,271           12,340
                                                 ============================
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                         275              829
Debt                                                   8,847            1,560
Compensation and social benefits payable                  55              109
Taxes payable                                             84              129
Other liabilities                                         22               45
Reserves                                                   6                8
                                                 ----------------------------
Total current liabilities                              9,289            2,680
                                                 ----------------------------
NON-CURRENT LIABILITIES
Accounts payable                                           -                9
Debt                                                       -            3,841
Compensation and social benefits payable                  29               83
Taxes payable                                              -              428
Other liabilities                                         29               28
Reserves                                                 103              106
                                                 ----------------------------
Total non-current liabilities                            161            4,495
                                                 ----------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Total liabilities                                      9,450            7,175
TEMPORARY DIFFERENCES FROM TRANSLATION                    10                -
SHAREHOLDERS' EQUITY                                     811            5,165
                                                 ----------------------------
Total liabilities and Shareholders' equity            10,271           12,340
                                                 ============================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    STATEMENTS OF OPERATIONS

YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                      2002        2001        2000
------------------------------------------------------------------------------------------------------------------
Net sales                                                                           3,048       5,267       5,440
Cost of services provided                                                          (2,285)     (2,743)     (2,763)
                                                                              ------------------------------------
Gross profit                                                                          763       2,524       2,677
Administrative expenses                                                              (152)       (308)       (271)
Sales expenses                                                                       (741)     (1,386)     (1,309)
                                                                              ------------------------------------
Operating profit                                                                     (130)        830       1,097
Equity losses from related companies                                               (1,009)       (104)       (125)
Depreciation of goodwill                                                              (10)        (17)        (15)
Financial and holding results                                                      (4,201)       (351)       (308)
Other expense, net                                                                    (99)        (98)        (76)
Unusual losses                                                                          -         (26)          -
                                                                              ------------------------------------
Net income (loss) before income tax                                                (5,449)        234         573
Income tax                                                                          1,095        (135)       (214)
                                                                              ------------------------------------
Net income (loss)                                                                  (4,354)         99         359
                                                                              ====================================

..    STATEMENTS OF CASH FLOWS

YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                                        2002        2001       20001
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                                         1,283       2,000       2,441

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
    Non current investments and related intangible assets acquisitions                  -        (264)       (385)
    Fixed asset acquisitions                                                         (254)       (825)     (1,040)
    Intangible asset acquisitions                                                      (3)        (15)        (41)
   Other investments not considered as cash or cash equivalents                        27           2         460
                                                                              ------------------------------------
Total cash flows used for investing activities                                       (230)     (1,102)     (1,006)
                                                                              ------------------------------------

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
    Debt proceeds                                                                       -         635       1,310
    Repayment of debt                                                                  (4)       (587)     (1,573)
    Payment of interest and related expenses                                         (354)       (811)       (572)
    Dividends paid                                                                      -        (464)       (292)
                                                                              ------------------------------------
Total cash flows used for financing activities                                       (358)     (1,227)     (1,127)
                                                                              ------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      695       (329)         308
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR/PERIOD                             354         683         375
                                                                              ------------------------------------
CASH AND CASH EQUIVALENTS AT YEAR/PERIOD END                                        1,049         354         683
                                                                              ====================================

NOTE 20 - DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1.   DIFFERENCES RELATED TO MEASUREMENT UNIT

..    RESTATEMENT OF FINANCIAL STATEMENTS FOR WHOLESALE PRICE INDEX CHANGES

As described in Note 4.1.d, the accompanying financial statements have been prepared in million of Argentine pesos of constant currency, recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Notwithstanding the above, the SEC does not require for those companies that prepare its financial statements under local standards, the elimination of the restatement in constant pesos in the reconciliation of Argentine GAAP to U.S.GAAP. As a consequence of that, the reconciliation of net income and shareholders' equity prepared under local standards to U.S.GAAP does not include a reconciling item for this issue.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

2.   DIFFERENCES RELATED TO THE DISCLOSURE CRITERIA

..    OTHER EXPENSES, NET IN THE CONSOLIDATED STATEMENTS OF OPERATIONS

Under U.S.GAAP the following items included in the financial statement caption "Other expenses, net" would have been reclassified as a deduction from Operating profit:

      YEARS/TWELVE MONTH PERIOD ENDED
      DECEMBER 31,                                      2002                2001               2000
                                                  ---------------------------------------------------------
                                                                      INCOME (EXPENSE)
      Termination benefits                                      (48)               (83)                 (48)
      Reserves for contingencies                               (100)               (39)                 (46)
                                                  ---------------------------------------------------------
      Total                                                    (148)              (122)                 (94)
      =====================================================================================================

..    RECLASSIFICATION OF DEFERRED TAX ASSETS AND LIABILITIES IN THE CONSOLIDATED
     BALANCE SHEETS

The Company has classified its deferred tax balances as current or non current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP, before considering the tax effects originated by the differences mentioned in point 3, are as follows:

                                                                                 NET DEFERRED TAX ASSETS
                                                                                      (LIABILITIES)
----------------------------------------------------------------------------------------------------------------
                                                                          CURRENT      NON CURRENT     TOTAL
----------------------------------------------------------------------------------------------------------------
Amounts per consolidated balance sheets at december 31, 2002                      4               9           13
Reclassification of deferred tax assets and liabilities                           -               -            -
                                                                        ----------------------------------------
Revised amounts under per U.S.GAAP at December 31, 2002 (*)                       4               9           13
                                                                        ========================================
Revised amounts under per U.S.GAAP at December 31, 2001 (*)                     218            (520)        (302)
================================================================================================================

(*) Under U.S.GAAP, a valuation allowance for the total amount of this tax credit has been recorded (see "Recoverability of tax credits" described in 3 below).

3.   DIFFERENCES RELATED TO VALUATION CRITERIA

..    VALUATION OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31,
     2001

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollars using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants' International Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the "Israeli case").

During the year ended December 31, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

The summary of principal adjustments to U.S.GAAP corresponding to the year ended December 31, 2002 includes a reconciling item for the difference in the timing of the recording of such losses.

..    ACCOUNTING FOR CUSTOMER ACQUISITION COSTS

Some of the changes in the Company's policy for accounting in fiscal year 2000, meant modifications related to the accounting value for customer acquisition costs under Argentine GAAP and U.S.GAAP.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Argentine GAAP requires a restatement of previously reported net income and shareholders' equity, meanwhile U.S.GAAP does not permit such a restatement, requiring the accrued effect recognition in the year in which take place the application of the new accounting policy. Therefore, net income and shareholders' equity of prior periods include a reconciling item due to difference in the timing of recording of the effects of the change in customer acquisition costs between Argentine and U.S.GAAP.

..    ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As described in Note 4.1.c, the Group has adopted the new accounting standards on an early basis as from this fiscal year which include particular standards related to measurement and exposure of derivative financial instruments.

These new domestic accounting standards and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information for US GAAP:

a) the changes in accounting measurement of derivative financial instruments cash flow hedge are charged to a specific account called "Temporary measurement differences of derivative instruments determined as an effective hedge" within the balance sheet as per domestic accounting standards, while US GAAP provide for their charge to a Stockholders' Equity Reserve; and

b) although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in previous years, as a result of a difference in the effective date of both standards.

..    CAPITALIZATION OF FOREIGN CURRENCY EXCHANGE DIFFERENCES RELATED TO DEBT FOR
     FIXED ASSETS ACQUISITIONS

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans, allowing for the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

..    VALUATION OF INVENTORIES AND RAW MATERIALS

As described in Note 4.2.f and 4.2.g, inventories and raw materials included in Other assets, have been valued at their replacement cost at each year/period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

..    VALUATION OF DEBT DUE TO TITAN FINANCIAL TRUST

As stated in Note 8, the financial debt due to the new TITAN Financial Trust, under local accounting standards, was valued at its current value, which arises from discounting the total amount payable at a 12% rate p.a.. Under U.S.GAAP, this valuation criterion at its current value is not allowed, since debts must be valued at their nominal value by adding, when applicable, accrued interest at each year/period end.

..    FOREIGN CURRENCY TRANSLATION

Under Argentine GAAP and as indicated in Note 4.1.b., the equity investments of the Company in foreign companies have been translated into Argentine pesos at the exchange rate at each year/period end, in accordance with FACPCE RT 18. Likewise, and according to that RT, the

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

results generated by the mentioned translation have been recognized in the caption Temporary differences from translation in the consolidated balance sheets.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at year/period end.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for the Company, have to be recognized in a Reserve of shareholders' equity.

..    OTHER MONETARY RECEIVABLES AND LIABILITIES, VALUED AT NET PRESENT VALUE

As indicated in Note 4.1.c, the new accounting standards anticipate the valuation of other receivables and liabilities, at the net present value, using a discount rate which reflects the time value of the money and the specific risks of those receivables and liabilities. Under U.S.GAAP, the criteria for valuation at net present value is not permitted, because the balances in the balance sheet and the transactions are expressed at historical cost.

..    REVENUE RECOGNITION

As described in Note 4.1.i, the Company recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, "Revenue recognition" of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess cannot be deferred.

Since the Company's installation costs exceed the related revenues, the Company believes such difference of criterion has no impact on the reconciliation of net income and shareholders' equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

..    RECOVERABILITY OF TAX CREDI7TS

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, as indicated in Note 10, the management of Telecom considers that, as a consequence of the Decree No. 2568/02, which established the deferral of the initial exchange rate difference ($1.40 by US$1) for the income tax, the probable recoverability of deferred tax credits of Telecom and Personal have been significantly affected, generating an uncertainty about the possibility of recoverability.

Therefore, as required by Argentine GAAP, and with a prudent criteria, the management of Telecom has decided to record a valuation allowance, in addition to the amount in its controlled company Nucleo, the total of net deferred tax credits corresponding to Telecom and Personal as of December 31, 2002.

However, SFAS 109 states more specific and strict rules to evaluate tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance is needed or not. For example, negative evidence includes: a) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

years; and b) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economic-financial projections as evidence of the probable tax credits recoverability of Publicom and the tax credits related to the minimum presumed income tax of the Group, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise, if following the provisions of SFAS 109 and adopting a prudent position, the management of Telecom, in the reconciliation to U.S.GAAP as of December 31, 2002, has considered a valuation allowance for the total amount of tax credits before mentioned.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

..    RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO U.S.GAAP

The following table summarizes the principal adjustments to net income (loss) and shareholders' equity had U.S.GAAP been applied rather than Argentine GAAP:

                                                   YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------
                                                    2002                                  2001
                                     ---------------------------------------------------------------------------
                                       NET    ACCUMULATED   SHAREHOLDERS     NET     ACCUMULATED
                                     INCOME       OCI         EQUITY       INCOME        OCI        SHAREHOLDERS
                                     (LOSS)      (LOSS)      (DEFICIT)     (LOSS)       (LOSS)         EQUITY
                                     ---------------------------------------------------------------------------
Amounts Per Consolidated
 Financial Statements                (4,354)            -            811        99             -           5,165

U.S.GAAP ADJUSTMENTS
Increase (decrease) as a
 result of:
* Valuation of assets and
   liabilities in
   foreign currency as of
   December 31, 2001                  3,526             -              -    (3,526)            -          (3,526)
* Cumulative-effect on prior
   years of customer acquisition
   costs, net of tax effect               -             -              -         -             -               -
* Derivative financial
   instruments                            -             -              -        (a)         (207)           (207)
* Foreign currency exchange
   differences
   capitalized in fixed assets         (757)            -           (757)        -             -               -
* Valuation of inventories and
   raw materials                         (5)            -             (5)        -             -               -
* Valuation of TITAN Financial
   Trust                                (43)            -            (43)        -             -               -
* Foreign currency translation           43            38             81         -             -               -
* Other receivables and
   liabilities in currency
   valued at net present value            -             -              6         3             -               6
* Tax effects on U.S.GAAP
   adjustments                         (953)            -            282     1,235            72           1,307
* Valuation allowance for tax
   credits                              902             -           (385)   (1,287)            -          (1,287)
                                     ---------------------------------------------------------------------------
Amounts per consolidated  financial
 statements per U.S.GAAP             (1,641)           38            (10)   (3,476)         (135)          1,458
                                     ===========================================================================

                                     YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,
                                     --------------------------------------------
                                                         2000
                                     --------------------------------------------
                                      NET         ACCUMULATED
                                     INCOME           OCI            SHAREHOLDERS
                                     (LOSS)          (LOSS)             EQUITY
                                     --------------------------------------------
Amounts per consolidated
 financial statements                   359                 -               5,530

U.S.GAAP ADJUSTMENTS
Increase (decrease) as a
 result of:
* Valuation of assets and
   liabilities in
   foreign currency as of
   December 31, 2001                      -                 -                   -
* Cumulative-effect on prior
   years of customer acquisition
   costs, net of tax effect             (52)                -                   -
* Derivative financial
   instruments                            -               (48)                (48)
* Foreign currency exchange
   differences
   capitalized in fixed assets            -                 -                   -
* Valuation of inventories and
   raw materials                          -                 -                   -
* Valuation of TITAN Financial
   Trust                                  -                 -                   -
* Foreign currency translation            -                 -                   -
* Other receivables and
   liabilities in currency
   valued at net present value            3                 -                   3
* Tax effects on U.S.GAAP
   adjustments                            -                17                  17
* Valuation allowance for tax
   credits                                -                 -                   -
---------------------------------------------------------------------------------
Amounts per consolidated  financial
 statements per U.S.GAAP                310               (31)              5,502
=================================================================================

(a) The derivative financial instruments have been effective during the year/period ended December 31, 2001 and 2000, respectively. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during this year/period.

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and OCI. This statement requires that an enterprise classify items of OCI by their nature and display the accumulated balance of OCI separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated OCI (loss) for the years/twelve month period ended December 31, 2002, 2001 and 2000 is presented below, net of income tax effects:

                                                               YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,
                                                           -----------------------------------------------------
                                                                  2002             2001               2000
                                                           -----------------------------------------------------
      Balances at the beginning of period                               (135)             (31)                 -
      Cumulative-effect-type adjustment on prior year
       of SFAS 133, net of tax effect                                      -                -                (44)
      Derivative financial instruments
        Change on derivative financial instruments                      (138)            (303)              (275)
        Reclassification into earnings                                   346              144                292
      Foreign currency translation                                        38                -                  -
      Tax effect                                                         (73)              55                 (4)
                                                           -----------------------------------------------------
      Balances at period end                                              38             (135)               (31)
      ==========================================================================================================

Net income (loss) per share amounts in pesos, for the years/twelve month period ended December 31, 2002, 2001 and 2000 are as follows:

      CONSOLIDATED FINANCIAL STATEMENTS
        Net income (loss) per share                                    (4.42)            0.10               0.36
        Net income (loss) per ADS                                     (22.12)            0.50               1.82
      CONSOLIDATED FINANCIAL STATEMENTS UNDER U.S.GAAP

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

        Net income (loss) per share                                    (1.67)           (3.53)              0.31
        Net income (loss) per ADS                                      (8.34)          (17.66)              1.57
        ========================================================================================================

NOTE 21 - RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company's by-laws and CNV regulations, 5% of the Company's net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NOTE 22 - EVENTS SUBSEQUENT TO DECEMBER 31, 2002

..    SALE OF SHARES OF MULTIBRAND

In February 2003, Telecom received from Shell Compania Argentina de Petroleo S.A., an offer to acquire, in the amount of $3,000, the investment that Telecom has in its related company Multibrand (300 shares of $10 nominal value per share).

The Board of Directors has accepted the offer, anticipating that the transaction will be effective in the middle of March 2003.

..    TRANSFER OF THE TAX ON DEBITS AND CREDITS ON BANK ACCOUNTS AND OTHER
     TRANSACTIONS

In February, 2003 the Ministry of Economy, through Resolution No. 72/03, authorized Telecom to increase the SBT tariffs, in accordance with that resolution, by the effect of the mentioned tax, which should be shown in the customers' bills in a detail. The amounts before Resolution No. 72/03 will be included in the tariffs renegotiation process, mentioned in Note 13.

     Valerio Cavallo                Carlos Felices              Amadeo R.vazquez
 Chief Financial Officer        Chief Executive Officer            President

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT A

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
                              FIXED ASSETS ACTIVITY
            (In million of Argentine constant pesos, see Note 4.1.d)

                                                             CAPITALIZED
                                                               FOREIGN
                                                              CURRENCY
                                     AMOUNTS                  EXCHANGE
                                       AT        ADDITIONS   DIFFERENCES     RESULTS                        AMOUNTS
                                    BEGINNING      FROM         (NOTE         FROM       TRANSFE- RETIRE-   AT YEAR
           MAIN ACCOUNT              OF YEAR     PURCHASES     4.2.a)      TRANSLATION    RENCES   MENTS      END
--------------------------------------------------------------------------------------------------------------------
Land                                       118           -             -           -            1       -        119
Buildings                                1,591           -            44           -           31      (7)     1,659
Transmission equipment                   4,590          10           311           5          124      (9)     5,031
Switching equipment                      3,509           3           199           3          107      (1)     3,820
Power equipment                            495           4            16           2           11      (2)       526
External wiring                          5,576           -           174           -          162      (1)     5,911
Telephony equipment, instruments
 and systems for improvement in
 services                                  752           7            36           2           53      (2)       848
Cellular handsets leased without
 charge                                    363          10             -           3            5     (59)       322
Vehicles                                   109           1             -           -            -       -        110
Furniture                                  104           1             1           -            1      (1)       106
Installations                              495           1             1           1            2      (1)       499
Computer equipment                       2,072          15           109           3          262      (7)     2,454
Work in progress                           703         163             -           4         (752)     (3)       115
Materials                                   88          21             -           -           (7)    (47)        55
                                    --------------------------------------------------------------------------------
Total 2002                              20,565         236           891          23            -    (140)    21,575
====================================================================================================================
Total 2001                              20,523       1,026             -           -            -    (984)    20,565
====================================================================================================================

                                                         DEPRECIATION
                                    ---------------------------------------------------------
                                                     FOR THE YEAR
                                                  -----------------                               NET        NET
                                     ACCUMULATED   ANNUAL                                         BOOK      BOOK
                                    AT BEGINNING    RATE                 RETIRE-  ACCUMULATED    VALUE      VALUE
           MAIN ACCOUNT                OF YEAR      (%)     AMOUNT        MENTS   AT YEAR END    2002       2001
--------------------------------------------------------------------------------------------------------------------
Land                                           -         -        -            -            -       119          118
Buildings                                   (527)    4 - 9      (77)           -         (604)    1,055        1,064
Transmission equipment                    (2,138)  10 - 11     (509)           1       (2,646)    2,385        2,452
Switching equipment                       (1,884)       10     (414)           -       (2,298)    1,522        1,625
Power equipment                             (211)  10 - 20      (55)           -         (266)      260          284
External wiring                           (2,901)        7     (328)           1       (3,228)    2,683        2,675
Telephony equipment, instruments
 and systems for improvement in
 services                                   (540)  13 - 18      (71)           -         (611)      237          212
Cellular handsets leased without
 charge                                     (266)      100      (85)          37         (314)        8           97
Vehicles                                     (77)  20 - 40      (12)           -          (89)       21           32
Furniture                                    (59)  10 - 20       (9)           -          (68)       38           45
Installations                               (257)   9 - 33      (55)           -         (312)      187          238
Computer equipment                        (1,170)  18 - 33     (353)           2       (1,521)      933          902
Work in progress                               -         -        -            -            -       115          703
Materials                                      -         -        -            -            -        55           88
                                    ------------            --------------------------------------------------------
Total 2002                               (10,030)            (1,968)(a)       41      (11,957)    9,618
=======================================================================================================
Total 2001                                (9,266)            (1,677)         913      (10,030)                10,535
====================================================================================================================

(a) Includes (134) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (3) corresponding to Results from translation.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT B

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
                           INTANGIBLE ASSETS ACTIVITY
            (In million of Argentine constant pesos, see Note 4.1.d)

                                                                                                AMORTIZATION
                                                                                      -------------------------------
                            ORIGINAL
                              VALUE                                         ORIGINAL  ACCUMULATED
       ACCOUNT                 AT                   RESULTS                  VALUE        AT        FOR      ACCUMULATED
                            BEGINNING                 FROM                  AT YEAR    BEGINNING    THE        AT YEAR
                             OF YEAR   ADDITIONS  TRANSLATION  RETIREMENTS    END       OF YEAR     YEAR         END
------------------------------------------------------------------------------------------------------------------------
System development costs          396         23            -            -       419         (127)    (88)(a)       (215)
Debt issue costs                   78          -            -            -        78          (56)     (9)(b)        (65)
PCS license                       654          1            -            -       655          (70)      -            (70)
Band B of Paraguay license         98          1            1            -       100          (39)    (11)(c)        (50)
Usage rights                       44          1            -            -        45          (14)     (3)(d)        (17)
Exclusivity rights                 99          1            -           (2)       98          (36)    (10)(e)        (46)
Websites                            2          -            -            -         2           (2)      -             (2)
Trademarks and patents              9          -            -            -         9           (3)     (1)(d)         (4)
                            --------------------------------------------------------------------------------------------
Total 2002                      1,380         27            1           (2)    1,406         (347)   (122)          (469)
========================================================================================================================
Total 2001                      1,299         81            -            -     1,380         (203)   (144)(f)       (347)
========================================================================================================================

                               NET        NET
                             BALANCE    BALANCE
       ACCOUNT                2002       2001
------------------------------------------------
System development costs          204        269
Debt issue costs                   13         22
PCS license                       585        584
Band B of Paraguay license         50         59
Usage rights                       28        30
Exclusivity rights                 52         63
Websites                            -          -
Trademarks and patents              5          6
                            --------------------
Total 2002                        937
=====================================
Total 2001                                 1,033
================================================

a) Included 28 in Cost of services provided, 5 in Administrative expenses, 53 in Sales expenses and 2 in Financial and holding results (Results from translation).
b)   Included in Financial and holding results.
c) Included 10 in Cost of services provided and 1 in Financial and holding results (Results from translation).
d)   Included in Administration expenses.
e)   Included in Sales expenses.
f) Included 55 in Cost of services provided, 6 in Administrative expenses, 72 in Sales expenses and 11 in Financial and holding results.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT C

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
              INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES
   (In million of Argentine constant pesos, except par value - see Note 4.1.d)

                                                       CHARACTERISTIC OF THE
                                                            SECURITIES                           2002                   2001
                                                  ----------------------------------------------------------------------------
                                                                                      NET       RESTATED
                                                   CLASS OF    PAR                 REALIZABLE     COST       BOOK     BOOK
       DENOMINATION AND TYPE                        SHARES    VALUE     AMOUNT        VALUE     VALUE (F)    VALUE    VALUE
------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
PUBLIC BONDS
    Province of Corrientes Bond (a)                          $     1     757,454            -           1         -         -
    Argentina 2004 Bond (b)                                  US$   1  18,000,000          n/a          61        64         -
    Argentine government bonds                               US$   1  17,500,000          n/a          61        59         -
    Argentine government bonds                               $     1  62,000,000          n/a          62        62         -
                                                                                 ---------------------------------------------
Total current investments                                                                   -         185       185         -
                                                                                 =============================================
NON- CURRENT INVESTMENTS
PUBLIC BONDS
    Argentina 2004 Bond (b)                                  US$   1  12,000,000          n/a          40        40        65
    "Dorado" Bond (a) (c)                                    $     1  12,481,003          n/a          26         6        24
    Province of Corrientes Bond (a)                          $     1   5,069,115            2          11         2         2
                                                                                 ---------------------------------------------
  Total public bonds                                                                        2          77        48        91
                                                                                 ---------------------------------------------
RELATED COMPANIES LAW NO. 19550 SECT.33
     Multibrand (d)                               Ordinary   $    10         300                        2         -         -
     Latin American Nautilus                      Ordinary   US$   2   3,000,000                       20         -         9
     Latin American Nautilus- Advances for the                                                          4         -         2
      acquisition of shares
     Intelsat Ltd. (e)                            Ordinary   US$   3     260,432                       11        11         7
RELATED PARTIES
     Nahuelsat                                    Ordinary   $ 1,000       5,750                       13        (g)        9
                                                                                                                  -
                                                                                                 -----------------------------
 Total related companies Law No. 19550 Sect.33
  and related parties                                                                                  50        11        27
                                                                                                 -----------------------------
Total non-current investments                                                                         127        59       118
==============================================================================================================================

                                               RELATED COMPANIES - LAW NO. 19550 - SECT. 33           RELATED PARTIES
                                              ---------------------------------------------------------------------------
                                                                            LATIN AMERICAN
       INFORMATION ON THE ISSUER                     MULTIBRAND              NAUTILUS (I)                NAHUELSAT
-------------------------------------------------------------------------------------------------------------------------
Main activity                                 Administration and          Telecommunication       Obtaining, installing
                                              management of a multibrand  services                and operating
                                              fidelity program                                    satellite
                                                                                                  communications
                                                                                                  systems and trading
                                                                                                  of its services
Percentage participation in capital stock                25%                     10%                      5.75%
Financial statements closing date                    December 31             December 31               December 31
Financial statements used to determine the
equity value:
- Date                                                12.31.02                  9.30.02                 12.31.01
- Duration of the year/period                         12 months                 9 months                12 months
- Board of Directors' approval date                    2.12.03                     -                     5.23.02
- Report on review                                     2.12.03                     -                     5.17.02
- Audit scope                                        Full audit                    -                    Full audit
- Type of report of the independent               With observations                -               With observations (j)
Accountants
- Capital stock (par value) (h)                          -                       202                       100
- Income (loss) for the year/period                      (6)                     (65)                      (2)
- Shareholders' equity                                   (3)                      15                       57
=========================================================================================================================

  (a) The Company received these bonds in order to cancel trade accounts receivable with some province government.
  (b)  The Company intends to hold these bonds to their maturity date.
  (c)  This bond was converted into pesos according to Decree No. 214/02.
  (d)  Net of a loan granted to Multibrand of 2 at December'01.
  (e)  The interest in this company is 0.15%.
  (f) The restated cost value for investments in foreign companies was converted into pesos at the exchange rate existing at year/period-end.
  (g) As from June 2002, the Company has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder's equity, and remote possibilities in the recoverability of this investment.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

  (h)  Expressed in million of historical pesos.
  (i) The unaudited information originally provided by the company in US$ was adapted to the Company's accounting policies and converted into pesos at the exchange rate existing at year/period-end.
  (j) Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company's operations, considering the high level of indebtedness in foreign currency and the lack of the consolidated information.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT D

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
                                OTHER INVESTMENTS
            (In million of Argentine constant pesos, see Note 4.1.d)

                                                                BOOK VALUE AT
                                               COST AT       -------------------
     DENOMINATION AND TYPE                      2002           2002       2001
--------------------------------------------------------------------------------
CURRENT INVESTMENTS
Short-term investments
        In foreign currency                          599          599        291
        In Argentine pesos                           519          519         39
Investment trusts
        In Argentine pesos                            13           13          -
                                              ----------------------------------
Total current investments                          1,131        1,131        330
================================================================================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT E

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
                        ALLOWANCES AND RESERVES ACTIVITY
            (In million of Argentine constant pesos, see Note 4.1.d)

                                         BALANCE AT
                                            THE                                      BALANCE
                                         BEGINNING              TRANSFE-               AT
         ACCOUNTS                       OF THE YEAR   INCREASE   RENCES   DECREASE    2002
--------------------------------------------------------------------------------------------
DEDUCTED FROM CURRENT ASSETS
     For doubtful accounts receivable           513      188(a)        -     (405)       296
     For obsolete inventories                     4        3(b)        -       (2)         5

DEDUCTED FROM NON-CURRENT ASSETS
     For other receivable                        13      561(c)        -       (9)       565
                                        ----------------------------------------------------
Total deducted from assets                      530      752           -     (416)(d)    866
============================================================================================
INCLUDED IN CURRENT LIABILITIES
     For contingencies                           14        -          10      (15)         9
INCLUDED IN NON-CURRENT LIABILITIES
     For contingencies                          131      100         (10)     (80)       141
                                        ----------------------------------------------------
Total included in liabilities                   145      100(b)        -      (95)(e)    150
============================================================================================

                                         BALANCE AT
                                            THE                                      BALANCE
                                         BEGINNING              TRANSFE-               AT
         ACCOUNTS                       OF THE YEAR   INCREASE   RENCES   DECREASE    2002
--------------------------------------------------------------------------------------------
DEDUCTED FROM CURRENT ASSETS
     For doubtful accounts receivable           279      563(a)        2     (331)       513
     For obsolete inventories                     2        2(b)        -        -          4
DEDUCTED FROM NON-CURRENT ASSETS
     For doubtful accounts receivable             2        -          (2)       -          -
     For other receivable                        10        3(f)        -        -         13
                                        ----------------------------------------------------
Total deducted from assets                      293      568           -     (331)       530
============================================================================================
INCLUDED IN CURRENT LIABILITIES
     For contingencies                           22        -          33      (41)        14
Included in non-current liabilities
     For contingencies                          125       39         (33)       -        131
                                        ----------------------------------------------------
Total included in liabilities                   147       39(b)        -      (41)       145
============================================================================================

(a)  Charged to Sales expenses.
(b)  Charged to Other expenses, net.
(c)  Includes 7 in Other expenses, net and 554 in Income tax.
(d)  Includes (305) corresponding to results on exposure to inflation.
(e)  Includes (81) corresponding to results on exposure to inflation.
(f)  Charged to Income tax.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT F

        CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED
        DECEMBER 31, 2002 AND 2001 AND FOR THE TWELVE MONTH PERIOD ENDED
                       DECEMBER 31, 2000 (See Note 4.1.e)
                            COST OF SERVICES PROVIDED
            (In million of Argentine constant pesos, see Note 4.1.d)

      YEARS/TWELVE MONTH PERIOD ENDED DECEMBER 31,                            2002          2001          2000
                                                                          -----------------------------------------
      Balance of inventories at beginning of year                                    52           190            87
      Plus:
          Purchases of cellular handsets                                              3            37           461
          Net financial results                                                      (3)            -             -
          Inventories leased without charge                                         (11)          (33)         (161)
          Retirements not included in cost of cellular handsets (1)                 (12)          (29)          (22)
          Cost of services provided (Exhibit H)                                   2,860         3,485         3,480
      Minus:
            Balance of inventories at year/period end                               (17)          (52)         (190)
                                                                          -----------------------------------------
      COST OF SERVICES PROVIDED                                                   2,872         3,598         3,655
      =============================================================================================================

      PERIODS ENDED DECEMBER 31,                                              2002          2001          2000
      -------------------------------------------------------------------------------------------------------------
      (1) Charged to Other receivables                                               (3)           (4)            -
            Charged to Accounts payable                                               -            (7)            -
            Charged to Cost of services provided                                     (5)           (9)          (13)
            Charged to Financial and holding results                                  -             -            (9)
            Charged to Other expenses, net                                           (4)           (9)            -
                                                                          -----------------------------------------
                                                                                    (12)          (29)          (22)
                                                                          =========================================

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.
                                                                       EXHIBIT G

            CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001
                   ASSETS AND LIABILITIES IN FOREIGN CURRENCY

                                                              2002                    2001
                                                     -----------------------------------------
                                                      AMOUNTS IN MILLION OF FOREIGN CURRENCY
                                                                        UNITS
                                                     -----------------------------------------
       ASSETS
       CURRENT ASSETS
       CASH AND BANKS
           Bank deposits                      US$                         11                18
                                              G                        7,278                12
       INVESTMENTS
           Short-term investments             US$                         91               124
                                              EURO                        83                10
           Public bonds                       US$                         37                 -
       TRADE ACCOUNTS RECEIVABLE
           Ordinary                           US$                         14               130
                                              SDR                          -                 2
                                              GFD                          1                 -
                                              G                      129,119               121
       OTHER RECEIVABLES
           Swap contracts collateral          US$                          -               134
           Various                            US$                          2                 5
                                              G                        4,814                10
       NON-CURRENT ASSETS
       OTHER RECEIVABLES
           Certificates of tax credit         US$                          -                19
           Selling of Sky                     US$                          -                 5
       INVESTMENTS
           Public bonds                       US$                         12                41
           Latin American Nautilus            US$                          -                 1
           Multibrand                         US$                          -                 1
       FIXED ASSETS
           Advanced payments to suppliers     US$                          -                 9
       LIABILITIES
       CURRENT LIABILITIES
       ACCOUNTS PAYABLE
            Vendors                           US$                         14                96
                                              G                       35,200                42
                                              SDR                          6                12
                                              EURO                         1                 -
           Advances from customers            G                        1,838                 -
           Capital leases                     US$                          -                28
           Related companies                  US$                          1                47
       DEBT
           Corporate bonds                    US$                        240               436
                                              EURO                     1,403                 -
           Banks loans and others             US$                        529               419
                                              (Y)                      6,610                 -
           Fixed asset acquisitions           US$                        620               248
                                              EURO                        39                 3
                                              (Y)                     11,810                 -
           Inventory acquisitions             US$                        157                50
           Compensatory interests             US$                          8                 -
                                              (Y)                         39                 -
                                              EURO                         2                 -
       OTHER LIABILITIES
           Various                            US$                          1                 4
       NON-CURRENT LIABILITIES
       ACCOUNTS PAYABLE
           Capital leases                     US$                          -                 9
       DEBT
           Corporate bonds                    US$                          -             1,163
           Banks loans and others             US$                         43               308
           Fixed asset acquisitions           US$                          -               466
                                              EURO                         -                36
           Inventory acquisitions             US$                          -               114
       =======================================================================================

       US$ = United States Dollars; GFD = Golden Franc; SDR =Special drawing rights; G = Paraguayan guaranies; (Y) = Yen.

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       Exhibit H

        CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED
        DECEMBER 31, 2002 AND 2001 AND FOR THE TWELVE MONTH PERIOD ENDED
                       DECEMBER 31, 2000 (See Note 4.1.e)
                                EXPENSES INCURRED
            (In million of Argentine constant pesos, see Note 4.1.d)

                                       COST OF                              FIXED ASSETS
                                       SERVICES  ADMINISTRATIVE   SALES      - WORK IN       TOTAL
                                       PROVIDED     EXPENSES     EXPENSES     PROGRESS       2002
                                      --------------------------------------------------------------
Wages and social benefits                    277          100          206            5          588
Depreciation of fixed assets               1,602           69          294            -        1,965
Amortization of intangible assets             38            9           63            -          110
Taxes                                         83            2           12            -           97
Turnover tax                                 131            -            -            -          131
Taxes on bank debits and credits              46            -            -            -           46
Materials and supplies                       154            5           27            -          186
Transport and freight                         19            6           14            -           39
Energy, water and others                      29            6            9            -           44
Bad debts expense                              -            -          188            -          188
Interconnection costs                        140            -            -            -          140
Settlement outgoing expenses                 102            -            -            -          102
Lease of circuits                             41            -            -            -           41
Rents                                         44           12           26            -           82
Fees for debt restructuring                    -           18            -            -           18
process
Fees and counsel services                      2           13            1            -           16
Repayment for services                        30           11           40            -           81
Management fees                               21            2            -            -           23
Advertising                                    -            -           28            -           28
Agent commissions and card sales              21            -           25            -           46
Commissions on collecting                      -            -           77            -           77
Various                                       80           26           24            -          130
                                      --------------------------------------------------------------
Total                                      2,860          279        1,034            5        4,178
                                      --------------------------------------------------------------

                                       COST OF                              FIXED ASSETS
                                       SERVICES  ADMINISTRATIVE   SALES      - WORK IN       TOTAL
                                       PROVIDED     EXPENSES     EXPENSES     PROGRESS       2001
                                      --------------------------------------------------------------
Wages and social benefits                    552          218          371           15        1,156
Depreciation of fixed assets               1,267           70          340            -        1,677
Amortization of intangible assets             55            6           72            -          133
Taxes                                        155            7           26            -          188
Turnover tax                                 233            -            -            -          233
Materials and supplies                       286           26           35            -          347
Transport and freight                         33           26           37            -           96
Energy, water and others                      55            9           22            -           86
Bad debts expense                              -            -          563            -          563
Interconnection costs                        212            -            -            -          212
Settlement outgoing expenses                  70            -            -            -           70
Lease of circuits                             68            -            -            -           68
Rents                                         74           22           22            -          118
Fees and counsel services                      9           19            9            -           37
Repayment for services                        72           61           44            -          177
Management fees                              209           20            -            -          229
Advertising                                    -            -          179            -          179
Agent commissions and card sales              21            -           92            -          113
Commissions on collecting                      -            -          120            -          120
Various                                      114           53           38            -          205
                                      --------------------------------------------------------------
Total                                      3,485          537        1,970           15        6,007
                                      --------------------------------------------------------------

                                       COST OF                              FIXED ASSETS
                                       SERVICES  ADMINISTRATIVE   SALES      - WORK IN       TOTAL
                                       PROVIDED     EXPENSES     EXPENSES     PROGRESS       2001
                                      --------------------------------------------------------------
Wages and social benefits                    476          201          421           20        1,118
Depreciation of fixed assets               1,222           63          299            -        1,584
Amortization of intangible assets             39            9           68            -          116
Taxes                                        137           11           15            -          163
Turnover tax                                 223            -            -            -          223
Materials and supplies                       327           35           20            -          382
Transport and freight                         26           24           37            -           87
Energy, water and others                      68           13           31            -          112
Bad debts expense                              -            -          334            -          334
Interconnection costs                        301            -            -            -          301
Settlement outgoing expenses                  94            -            -            -           94
Lease of circuits                             44           13            7            -           64
Rents                                         83           17           13            -          113
Fees and counsel services                     13           26           15            -           54
Repayment for services                        50           76           28            -          154
Management fees                              275            7            4            -          286
Advertising                                    -            -          209            -          209
                                      --------------------------------------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Agent commissions and card sales               7            -          286            -          293
Commissions on collecting                      -            4          118            -          122
Various                                       95           57           35            -          187
                                      --------------------------------------------------------------
Total                                      3,480          556        1,940           20        5,996
                                      --------------------------------------------------------------

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

                                                                       EXHIBIT I

            Consolidated balance sheets at December 31, 2002 and 2001
             AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS
            (In million of Argentine constant pesos, see Note 4.1.d)

                                                                                            COMPENSATION
                                             TRADE                                           AND SOCIAL
                                            ACCOUNTS      OTHER       ACCOUNTS                BENEFITS    TAXES    OTHER
           DUE DATE            INVESTMENTS RECEIVABLE   RECEIVABLES    PAYABLE     DEBT        PAYABLE   PAYABLE LIABILITIES
----------------------------------------------------------------------------------------------------------------------------
    Total due                            -        193             -          -      3,662(a)           -       -           -
----------------------------------------------------------------------------------------------------------------------------
  NOT DUE
Payable                                  -          -             -          -      7,391              -       -           -
1.2003 to 3.2003                     1,316        398            49        388          -             36      70          24
4.2003 to 6.2003                         -          4             5          1          -             11      47           1
7.2003 to 9.2003                         -          1             8          2          -              7       -           -
10.2003 to 12.2003                       -          -            14          -          -              7       -           -
1.2004 to 12.2004                       40          1            49          -         30             11       -           1
1.2005 to 12.2005                        -          -             2          -         21              8       -           3
1.2006 to 12.2006                        6          -             1          -         18              7       -           3
1.2007 to 12.2007                        -          -             1          -         15              2       -           2
1.2008 to 12.2008                        -          -             1          -         60              1       -           2
1.2009 and subsequent                    2          -            84          -          -              -       -          18
----------------------------------------------------------------------------------------------------------------------------
    Total not due                    1,364        404           214        391      7,535             90     117          54
----------------------------------------------------------------------------------------------------------------------------
Total 2002                           1,364        597           214        391(b)  11,197             90     117          54
============================================================================================================================
Balances with indexation                 -          -            31         17          -              -       -           -
clauses

Balances bearing interest            1,364        207             -          2     11,163              -       -           -
Balances not bearing interest            -        390           183        372         34             90     117          54
----------------------------------------------------------------------------------------------------------------------------
Total                                1,364        597           214        391     11,197             90     117          54
============================================================================================================================
Average annual interest rate (%)      6.91           (c)          -       9.43           (d)           -       -           -
============================================================================================================================

                                                                                            COMPENSATION
                                             TRADE                                           AND SOCIAL
                                            ACCOUNTS      OTHER       ACCOUNTS                BENEFITS    TAXES    OTHER
           DUE DATE            INVESTMENTS RECEIVABLE   RECEIVABLES    PAYABLE     DEBT        PAYABLE   PAYABLE LIABILITIES
----------------------------------------------------------------------------------------------------------------------------
    Total due                            -        526             -          -          -              -       -           -
----------------------------------------------------------------------------------------------------------------------------
  NOT DUE
1.2002 to 3.2002                       330        891           467      1,009        623             56     182          41
4.2002 to 6.2002                         -         33            20         31        537             31       4           2
7.2002 to 9.2002                         -         22            15         22        788             31       -           -
10.2002 to 12.2002                       -          7           131          9        585             15       -           2
1.2003 to 12.2003                        2          8            61         17      1,919             25      55           -
1.2004 to 12.2004                       65          -             2          7      1,144             20      96           2
1.2005 to 12.2005                        -          -            26          -        170             17      70           2
1.2006 to 12.2006                       24          -            26          -        109             15      52           2
1.2007 to 12.2007                        -          -             2          -        591              4      70           2
1.2008 and subsequent                    2          -             -          -        626              2     111          20
----------------------------------------------------------------------------------------------------------------------------
    Total not due                      423        961           750      1,095      7,092            216     640          73
----------------------------------------------------------------------------------------------------------------------------
Total 2001                             423      1,487           750      1,095(e)   7,092            216     640          73
============================================================================================================================
Balances bearing interest              423        628           292         83      7,092              -       -           -
Balances not bearing interest            -        859           458      1,012          -            216     640          73
----------------------------------------------------------------------------------------------------------------------------
Total                                  423      1,487           750      1,095      7,092            216     640          73
============================================================================================================================
Average annual interest rate (%)      3.18           (f)       1.83       7.20          -              -       -           -
============================================================================================================================

(a)  Includes 112 corresponding to Nucleo (See Note 14).
(b)  There are payables in kind that amounted to 1
(c) 153 bear 50% over Banco Nacion Argentina notes payable discount rate and 54 bear 9.02%.
(d)  See note 8.
(e)  There are payables in kind that amounted to 2
(f) 423 bear 50% over Banco Nacion Argentina notes payable discount rate and 205 bear 22.1%.

                                AUDITOR'S REPORT

To the Directors and Shareholders of
Telecom Argentina STET-France Telecom S.A.


1. We have audited the accompanying consolidated balance sheets of Telecom Argentina STET-France Telecom S.A. ("Telecom") as of December 31, 2002, and 2001, and the related consolidated statements of income (loss), changes in shareholders' equity and cash flows for the fiscal years then ended. Such financial statements are the responsibility of the Board of Directors of Telecom. Our responsibility is to express an opinion on the financial statements of Telecom as of December 31, 2002, and 2001, based on our audits.

2. The consolidated statements of income, changes in shareholders' equity and cash flows of Telecom for the twelve-month period ended December 31, 2000, presented for comparative purposes, have been examined by another external auditor with the scope mentioned in note 4.1.e) to the accompanying consolidated financial statements. These financial statements are the responsibility of the Company's Board of Directors.

3. We conducted our audits in accordance with auditing standards in force in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a selective test basis, the evidence supporting the information contained in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Company's Management, as well as assessing the presentation of the financial statements taken as a whole. We believe that our audits provide a reasonable basis for our opinion.

4. The financial statements of the subsidiaries Telecom Personal S.A. and Publicom S.A. ("the subsidiaries") as of December 31, 2002, and 2001, have been audited by other external auditors, who issued their auditor's reports on March 7, 2003, with the qualifications mentioned in paragraph 5. of this report. The total assets of those subsidiaries as of December 31, 2002, and 2001, represent approximately 25% and 24% of the total consolidated assets of Telecom as of December 31, 2002, and 2001, respectively, and the total sales of those subsidiaries for the years ended December 31, 2002, and 2001, represent approximately 26% and 25% of the total consolidated sales of Telecom for the years ended December 31, 2002, and 2001, respectively.

5. The auditor's report on the consolidated financial statements of Telecom Personal S.A. as of December 31, 2002, and 2001, includes qualifications stating that: (a) the financial statements of Telecom Personal S.A. as of December 31, 2002 have been prepared considering the continuity of the normal course of business, therefore excluding the potential adjustments and/or reclassifications, if any, that might be required if the Company is not able to restore its economic and financial situation; (b) the recoverability of fixed assets, intangible assets and the use of tax credits depends on the materialization of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date; and (c) as of March 7, 2003, Telecom Personal S.A. has not complied with the payment of loan principal and interest for an amount of US$ 271 million, Yens 3.837 billion and $ 201 million, entitling the creditors to require formally the acceleration of all of the maturity dates. Furthermore, the report of the other auditor mentions that Telecom is working with its financial advisors to develop a complete restructuring plan involving all its financial debts, as well as those of its subsidiaries.

     The auditor's report on the financial statements of Publicom S.A. as of December 31, 2002, and 2001, includes qualifications indicating that: (i) the recoverability of fixed assets, intangible assets and the use of tax credits depends on the materialization of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date; and, (ii) as of March 7, 2003, Publicom S.A. has not complied with the payment of the loan principal and interest for an amount of US$ 4 million, entitling the creditors to require the acceleration of all of the maturity dates established and to request formally the early repayment of all debts. The special-purpose financial statements of Publicom S.A. as of December 31, 2002, have been prepared considering the continuity of the normal course of business, therefore excluding the potential adjustments and/or reclassifications, if any, that might be required if the outcome of the uncertainty described above were known.

6. As explained in Note 3 to the financial statements mentioned in paragraph 1, in late 2001 a deep change was implemented in the economic model of Argentina as well as in the Convertibility Law, which had been in place since March 1991. The changes made, which were subsequently supplemented by new Federal Government regulations, gave rise to a deep economic crisis, the main consequences of which, detailed in such note, have been: (a) the devaluation of the Argentine peso and conversion into Argentine pesos of certain assets and liabilities in foreign currency held in Argentina; (b) the default on public-debt payments; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) restrictions on transfers abroad to service financial loan principal and interest without the authorization of the BCRA; (e) the increase in domestic prices; (f) the restriction on the access to credit; and (g) the fall in domestic market demand. Also, the referred note describes other measures known to date that significantly affect the economic environment, some of which are still in the process of being drafted and regulated. Such note also describes the effects on the Company's situation and the accompanying financial statements, according to the assessments and estimates made by the Company's Management, based on the available information as of the date of preparation of such financial statements. The overall context and regulations in force are subject to future changes as a result of the evolution of the economic crisis. The future actual results may significantly differ from the assessments and estimates made as of the date of the preparation of the financial statements. Accordingly, the Company's financial statements must be read considering the circumstances presented above.

7. As explained in the note mentioned in the preceding paragraph, the Public Emergency and Exchange System Reform Law voided the adjustment clauses in dollars or in other foreign currencies or other indexation methods included in the agreements entered into with the Public Administration, under public law rules, including, among others, public works and utilities. Thus, the Company's rates remained in pesos at the exchange rate of US$ 1 = $ 1, subject to the renegotiation under the regulations issued in this regard. At the same time, the foreign exchange system established on February 8, 2002, created a free exchange market, where the foreign currency operations are traded. Consequently, the Company's operating conditions were changed, adversely affecting its economic-financial equation, which is evidenced by the losses and reduction in the shareholders' equity of Telecom, recorded in the year ended December 31, 2002.

8. Additionally, on April 2, 2002, Telecom announced that, as a result of the then current macroeconomic situation prevailing in Argentina, the peso devaluation and volatility, the pesification of the Company's rates and the schedule defined by the Argentine Government for the discussion related to the adjustment of regulated rates, the Company's Board of Directors resolved to suspend the principal payments of the entire financial debt service and that of its Argentine subsidiaries and on June 24, 2002, the Company's Board of Directors resolved to suspend the interest payments of such financial debt. As of the date of this report, Telecom and its subsidiaries did not comply with principal payments in the amount of US$ 636 million; Euros 253 million, Yens 5.143 billion and $ 179 million, and interest payments in the amount of US$ 47 million, Euros 42 million, Yens 248 million and $ 11 million, as mentioned in Note 14 to the accompanying financial statements. Additionally, as explained in Note 14 to the accompanying financial statements, certain creditors of Telecom required the acceleration of their loans. Therefore, Telecom's Board of Directors classified the bank and financial payables as of December 31, 2002, as current in the consolidated financial statements as of such date, with the exception of the amounts refinanced by the creditors mentioned in note 8 to the accompanying financial statements. As explained in note 14 to the accompanying financial statements, the Company is developing a restructuring plan covering all of its financial payables and those of its subsidiaries.

9. The accompanying financial statements of Telecom as of December 31, 2002, and 2001, have been prepared considering the continuity of the Company and its subsidiaries' normal course of business, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities that may be required if the uncertainties described above are not favorably resolved.

10. In our opinion, based on our audits and the other auditors' reports, subject to the effect that might arise from the issues described in paragraphs 5. through 9. of this report, the financial statements mentioned in paragraph 1. of this report, present fairly, in all material respects, the consolidated financial position of Telecom Argentina Stet-France Telecom S.A. and its subsidiaries as of December 31, 2002, and 2001, and the related results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles effective in the City of Buenos Aires, Argentina, applicable to consolidated financial statements.

11. The information contained in Note 20 to the accompanying financial statements of Telecom is not required by generally accepted accounting principles in Argentina. Telecom's Management presents in the referred note the main differences between generally accepted accounting principles applied by Telecom in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

12. The figures presented by the Company in Note 18 to the accompanying financial statements of Telecom are in addition to the information required by generally accepted accounting principles in Argentina. Such note presents: (a) certain figures used for the preparation of the constant currency information according to the accounting records of Telecom and its subsidiaries; (b) the amounts, globally stated, of the Domestic Wholesale Price Index variation from January 1, 2002, to December 31, 2002 and; (c) the total amounts in constant currency, which are in accordance with the amounts presented in the financial statements of Telecom as of December 31, 2002, mentioned in the first paragraph of this report.

13.  In compliance with effective regulations, we further report that:

     a) The financial statements mentioned in paragraph 1 are transcribed in the "Inventory and Balance Sheet" book and have been prepared, in all materials aspects, in accordance with the applicable regulations of the Companies Law and of the National Securities Commission.

     b) The financial statements of Telecom Argentine Stet-France Telecom S.A. as of December 31, 2002, are in accordance with the statutory accounting records kept, in formal respects, as per effective legal regulations and in accordance with the regulations established by Resolution No. 3398 of the National Securities Commission dated August 20, 1998.

     c) The information included in the "Summary information on the consolidated financial statements at December 31, 2002 and 2001" that is included in the accompanying document, except for the data described as "not covered by the auditor's report" on which we will issue no opinion, presented by the Company to comply with the standards of the National Securities Commission has been taken from the accompanying financial statements as of December 31, 2002, and 2001, (after giving effect of the restatement into constant pesos). We issued our report on the financial statements of Telecom as of December 31, 2001, on February 27, 2002, with qualifications related to the uncertainties described in such report, to which we refer and which must be read together with this report. The information of the "Summary information on the consolidated financial statements at December 31, 2000, 1999, and 1998" has been covered by other auditors who issued their reports with the scope mentioned in such Summary information.

     d) As of December 31, 2002, the accrued liability of Telecom for retirement and pension contributions owed to the National Social Security Administration according to the accounting records kept by the Company, amounted to $ 8,617,355. This amount was not past due as of that date.

Buenos Aires
March 10, 2003

                                             PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
                                              C.P.C.E.C.F. - T DEG. 1 F DEG. 8

                                                   Eduardo C. Coduri
                                                        (Partner)
                                                Public Accountant (U.B.A.)
                                             C.P.C.E.C.F T DEG. 163 F DEG. 202

                   TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CORPORATE INFORMATION

..    INDEPENDENT AUDITORS Henry Martin, Lisdero y Asociados (member of Ernst &
     Young International).

..    STOCK MARKET INFORMATION (Source: Bloomberg)

     BCBA

                                 MARKET QUOTATION ($/SHARE)
                          -----------------------------------------         VOLUME OF SHARES
           QUARTER                HIGH                 LOW                 TRADED (IN MILLION)
    -------------------------------------------------------------------------------------------
    December '01                          1.95                 1.19                        39.7
    March '02                             2.10                 1.79                        30.5
    June '02                              1.40                 0.58                        28.4
    September '02                         0.80                 0.56                        36.5
    December '02                          1.73                 0.70                        51.8
    -------------------------------------------------------------------------------------------

     NYSE

                                 MARKET QUOTATION (US$/ADR*)
                          ------------------------------------------         VOLUME OF ADRS
           QUARTER                HIGH                 LOW                 TRADED (IN MILLION)
    -------------------------------------------------------------------------------------------
    December '01                          8.34                 5.79                        27.5
    March '02                             6.68                 2.64                        25.3
    June '02                              2.88                 0.60                        23.1
    September '02                         1.13                 0.66                         8.1
    December '02                          2.60                 0.80                        11.9
    -------------------------------------------------------------------------------------------

    * Calculated at 1 ADR = 5 shares

..    INVESTOR RELATIONS for information about Telecom Argentina STET-France
     Telecom S.A., please contact:

    IN ARGENTINA

    Telecom Argentina STET France Telecom S.A.
    Investor Relations Departments
    Alicia Moreau de Justo 50, 10th Floor
    (1107) Ciudad Autonoma de Buenos Aires
    Tel.: 54-11-4968-4000
    Argentina

    OUTSIDE ARGENTINA

    Golin Harris International
    The Chrysler Building
    405 Lexington Ave., 16th floor
    New York, New York 10017
    USA
    Tel.: 1-212-697-9191

    Morgan Guaranty Trust Co.
    ADR Department
    60 Wall Street
    New York, New York 10260-0060
    USA
    Tel.: 1-212-648-9935

..   INTERNET http: //www.telecom.com.ar

..   DEPOSIT AND TRANSFER AGENT FOR ADRs

    Morgan Guaranty Trust Co.
    60 Wall Street
    New York, New York 10260-0060
    USA

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Nortel Inversora S.A.

Date: March 26, 2003                 By:    /s/  Maria Elvira Cosentino
                                            ----------------------------------
                                     Name:  Maria Elvira Cosentino
                                     Title: General Manager and Sole Officer